GRUPO CARSO, S.A. DE C.V.

July 18, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




05009884

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

In compliance with Rule 12g3-2(b), enclosed please find the complete copy of the Annual Report of Grupo Carso, S.A. de C.V. presented to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission or "CNBV"), in accordance with Mexican Legislation general dispositions for securities issuers and other market participants, for the period ended December 31, 2004.

It is also attached a summary prepared by the company as a brief description in English of such document.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

GRUPO CARSO, S.A. DE C.V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. GRANADA
MÉXICO, D.F. C.P. 11520

"ANNUAL REPORT PRESENTED PURSUANT THE GENERAL PROVISIONS GOVERNING SECURITIES ISSUERS AND OTHER PARTICIPANTS ON THE MARKET, FOR THE PERIOD ENDING AS OF DECEMBER 31, 2004."

Listing code: "GCARSO"
Series "A-1", ordinary, registered, no-par value stocks, corresponding to the minimum fixed capital without withdrawal right.

The securities of the company are registered in the Securities Section and are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S. A. de C. V.).

The registration in the National Securities Registry does not mean it certifies the goodness of the securities value or the solvency of the issuer.

Grupo Carso
2004 Annual Report

1) GENERAL INFORMATION

a) Executive Summary

Grupo Carso

Grupo Carso is one of the largest and most important conglomerates in Latin America. It controls and operates a large variety of companies in the fields of commercial, industrial and consumer. The main subsidiaries of Grupo Carso are: Grupo Sanborns, formed by a chain of 130 Sanborns stores with restaurant and department store operations; 31 Sanborns Cafés; 65 music stores; 50 Sears stores and 191 El Globo Bakeries; 32 coffee shops under the name of The Coffee Factory and Café Caffé; 71 stores that operate under the store formats of Dorian's Tijuana; 5 of the Dorian's stores operated under the JC Penny brand up until January 31 of this year; Grupo Condumex is the main industrial subsidiary of Grupo Carso, under which are concentrated: manufacturing, commercialization and installation of products and services for the construction, energy, automotive and telecommunications markets, as well as the interest of the Group in the railway and mining sectors; Porcelanite, producer of all types of ceramic coatings for floors, walls and adhesives; Carso Infraestructura y Construcción, subsidiary involved in construction of petroleum platforms, roads, water treatment plants, office buildings among other civil constructions works; and Cigatam[1], tobacco company that manufactures cigarette brands such as *Marlboro, Benson & Hedges, Delicados* among others.

Grupo Carso has top level strategic partners. Global Companies, renowned in their field, participate with Carso in some sectors. This is the case of Delphi Automotive Systems and Dana Corporation in the automotive sector; Philip Morris International[2] in manufacturing, distribution and marketing of cigarettes; and Sears Roebuck USA in the commercial sector, among others.

Operations

Consolidated sales for 2004 rose to MXP$69,721 million, with an increase of 16.9% versus the previous year. Operating profit was MXP$9,035 million, with a growth rate of 19.1% compared with the previous year. Consolidated operating flow increased reaching MXP$11,506 million, 15.7% higher than the one in 2003. The increase in operations results was achieved through the recovery of the industrial subsidiaries, access to new niches, mainly linked to the Infrastructure sector and the steady increase in consumer sector.

Over the course of 2004, Grupo Carso was able to maintain the dynamism that it has shown since the second half of 2003, reporting growth in practically all of its subsidiaries. It is considered that it has been fundamental for Grupo Carso, to continue sticking to its strategic plan implemented a few years age, when it was defined that due to its features, infrastructure and acquired experience should focus on four sectors: Telecommunications, Construction, Energy and Commercial. These sectors offer the Group sound diversity, and at the same time have been growing above the economy, and offer, in our view point, an attractive growth potential over the forthcoming years.

In general, the industrial subsidiaries linked to the manufacturing of products and services have shown an increase in production volumes, and most importantly those linked to the construction and telecommunications sectors. An increase in activity was observed in the energy sector with the announcement of new investment programs in the public sector related to oil, energy production and other infrastructure projects.

The subsidiaries associated to the commercial and consumer sectors maintained a steady dynamism, that became apparent not only through the growth of the same stores in the existing commercial formats, but also through the expansion achieved across the domestic territory, via organic growth and acquisitions.

[1] Cigarros La Tabacalera Mexicana, S.A. de C.V. (Cigatam).
[2] Philip Morris International, Inc. (Philip Morris International - PMI)

The financial structure of the Group continued to strengthen, not only due to the increase shown in the generation of cash flow (EBITDA), but also to the continuous reduction of liabilities that led to a 3.9% reduction in net debt. In addition, we continue to work on lowering the liabilities of the Group.



Stock Performance
(Dec03 = 100)
160
150
140
130
120
110
100
90
80
70
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
IPyC
GCARSO A1

2) FINANCIAL INFORMATION

Selected Financial Information

The following charts show a summary of selected consolidated financial information of the Company that derives from and should be read together with the Audited Financial Statements. The Financial Statements, corresponding to the fiscal year 2004, were audited by PricewaterhouseCoopers, S. C.

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Constant pesos at closing as of December 2004 (THOUSANDS OF PESOS)

Items	2004	2003	2002
Net Sales	69,721,304	59,627,609	56,750,456
Gross Profit	18,428,225	16,492,305	16,243,023
Operating Profit	9,035,114	7,587,854	7,651,636
EBITDA	11,506,471	9,942,997	9,915,513
Majority Net Profit	6,708,580	2,071,620	2,230,638
Profit per Stock	8.22	2.44	2.53
Investments in Fixed Asset	2,720,604	2,209,189	1,624,722
Depreciation and Amortization for Fiscal Year	2,471,357	2,355,143	2,263,877
Total Assets	76,231,140	69,369,697	68,766,115
Total Liabilities with Cost	19,189,496	18,587,328	19,082,986
Consolidated Stockholder's Equity	36,233,673	31,367,398	30,066,725
Turnover Accounts Receivable (days)	55	49	45
Turnover Accounts Payable (days)	36	34	36
Inventory Turnover (times)	3.70	3.80	3.85
Cash Dividends Accumulated per Stock	0.71	0.75	0.00

Financial Information by Line of Business, Geographic Area and Export Sales

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES
INFORMATION PER BUSINESS SEGMENT
(THOUSAND OF PESOS)

2004

SECTOR	Tobacco	Ceramic Coatings	Copper and Aluminum Derivatives	Products for the Automotive, Construction and Telecommunications Industries	Commercial	Mining	Infrastructure and Construction	Others and Eliminations	CONSOLIDATED TOTAL
Operating Income	12,501,478	3,538,265	6,524,422	18,203,973	22,224,128	3,516,200	2,500,694	712,144	**69,721,304**
Operating Profit	823,501	664,274	575,265	1,977,218	3,280,137	679,200	371,744	663,775	**9,035,114**
Consolidated Net Profit (Loss) of the Year	484,248	364,904	146,904	1,871,782	2,628,927	168,100	208,428	2,168,355	**8,041,648**
Depreciation Amortization	124,099	320,944	351,647	554,941	636,210	263,200	16,170	204,146	**2,471,357**
Amortization of Commercial Loans and Deferred Credit	-	27,675	-	75,200	(78,375)	36,100	-	76,009	**136,609**
Investment in Associates Stocks and Non Consolidated Real State Trust	-	-	145	-	1,558,979	95,648	-	1,283,781	**2,938,553**
Total Assets	4,048,909	6,784,608	9,032,601	17,540,864	25,998,126	7,255,300	2,067,149	3,503,583	**76,231,140**
Total Liabilities	2,748,857	3,889,349	4,396,941	10,016,580	13,716,201	4,226,000	1,670,580	(667,041)	**39,997,467**

2003

SECTOR	Tobacco	Ceramic Coatings	Copper and Aluminum Derivatives	Products for the Automotive, Construction and Telecommunications Industries	Commercial	Mining	Infrastructura y Construction	Others and Eliminations	CONSOLIDATED TOTAL
Operating Income	11,631,954	3,417,485	5,309,953	14,137,921	20,070,143	2,713,872	645,164	1,701,117	**59,627,609**
Operating Profit	791,795	765,964	349,487	1,651,286	3,131,876	319,080	54,952	523,412	**7,587,854**
Consolidated Net Profit (Loss) of the Year	403,190	356,573	(389,216)	585,455	1,777,855	(503,618)	18,622	706,645	**2,955,506**
Depreciation Amortization	152,529	329,300	264,148	489,122	621,910	311,681	8,460	177,993	**2,355,143**
Amortization of Commercial Loans and Deferred Credit	-	18,248	-	53,443	131,679	64,400	-	115,206	**382,976**
Investment in Associates Stocks and Non Consolidated Real State Trust	-	-	153	692,083	942,894	105,710	-	964,892	**2,705,732**
Total Assets	4,057,573	6,346,176	9,060,947	15,596,902	23,903,422	7,420,411	696,947	2,287,319	**69,369,697**
Total Liabilities	2,794,707	3,674,427	4,670,733	5,797,516	13,999,636	5,038,179	453,243	1,573,858	**38,002,299**

2002

SECTOR	Tobacco	Ceramic Coatings	Copper and Aluminum Derivatives	Products for the Automotive, Construction and Telecommunications Industries	Commercial	Mining	Infrastructure and Construction	Others and Eliminations	CONSOLIDATED TOTAL
Operating Income	11,371,879	3,133,536	4,905,405	12,727,019	19,510,497	2,895,283	787,720	1,419,117	**56,750,456**
Operating Profit	766,164	586,914	465,115	1,698,046	3,099,766	428,619	89,674	517,338	**7,651,636**
Consolidated Net Profit (Loss) of the Year	525,183	81,620	135,590	706,134	1,995,035	(126,202)	35,531	(61,523)	**3,291,368**
Depreciation Amortization	202,043	315,037	256,468	411,556	629,880	294,126	27,327	127,440	**2,263,877**
Amortization of Commercial Loans and Deferred Credit	-	18,903	-	84,986	(111,619)	62,694	-	185,753	**240,717**
Investment in Associates Stocks and Non Consolidated Real State Trust	-	-	159	768,223	752,034	109,743	-	956,278	**2,586,437**
Total Assets	4,312,732	6,203,095	9,228,687	13,414,962	23,151,526	7,713,048	503,670	4,238,395	**68,766,115**
Total Liabilities	2,908,336	3,788,065	4,663,916	4,865,329	14,788,109	4,898,182	317,551	2,469,902	**38,699,390**

GRUPO CARSO, S.A. DE C.V., AND SUBSIDIARIES
EXPORT SALES ANALYSIS BY GEOGRAPHIC AREA
FOR THE FOLLOWING FISCAL YEARS:
(THOUSANDS OF PESOS)

SALES	2004	% O/TOTAL SALES	2003	% O/TOTAL SALES	2002	% O/TOTAL SALES
NORTH AMERICA	4,817,417	6.91	4,175,145	7.00	3,886,549	6.85
CENTRAL, SOUTH AMERICA, CARIBBEAN	1,391,699	2.00	746,970	1.25	693,817	1.22
EUROPE	486,084	0.70	404,552	0.68	334,191	0.59
REST OF THE WORLD	18,501	0.02	19,441	0.03	9,517	0.02
EXPORT SALES	6,713,701	9.63	5,346,108	8.96	4,924,074	8.68
MEXICO	63,007,603	90.37	54,281,501	91.04	51,826,383	91.32
TOTAL SALES	69,721,304	100.00	59,627,609	100.00	56,750,457	100.00

Operating Results

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES
RELEVANT DATA
Figures in constant pesos as of December 2004
(Thousands of pesos)

ITEM	2004	2003	2002	2004 vs 2003	2003 vs 2002
Sales	69,721,304	59,627,609	56,750,456	16.93%	5.07%
Cost of Sales	51,293,079	43,135,304	40,507,433	18.91%	6.49%
Operating Expenses	9,393,111	8,904,451	8,591,387	5.49%	3.64%
Operating Profit	9,035,114	7,587,854	7,651,636	19.07%	-0.83%
Integrated Financial Cost	(639,118)	(1,497,361)	(2,339,766)	-57.32%	-36.00%
Earned interest	946,498	864,092	1,013,581	9.54%	-14.75%
Paid interest	(2,461,284)	(2,643,310)	(4,022,140)	-6.89%	-34.28%
Net exchange loss	28,493	(489,716)	(693,024)	-105.82%	-29.34%
Gain on monetary position	847,175	771,573	1,361,817	9.80%	-43.34%
Tax provisions	1,397,737	2,338,762	2,251,558	-40.24%	3.87%
Income Tax	714,060	2,010,618	1,816,450	-64.49%	10.69%
PTU	683,677	328,144	435,108	108.35%	-24.58%
Net Profit	6,708,580	2,071,620	2,230,638	223.83%	-7.13%



2002
2003
2004
Sales 56,748 59,627 69,721
Operating Margin 13.48% 12.73% 12.96%
EBITDA Margin 17.47% 16.68% 16.50%
Sales Share by Subsidiary 2004
39.4% Grupo Condumex
31.9% Grupo Sanborns
3.6% CICSA
5.1% Porcelanite
17.9% Cigatam
2.1% Otros
Operating Profits Share by Subsidiary 2004
35.9% Grupo Condumex
36.3% Grupo Sanborns
4.1% CICSA
7.4% Porcelanite
9.1% Cigatam
7.2% Otros

Over the course of 2004, Grupo Carso was able to maintain the dynamism that has already shown since the second half of 2003, reporting growth in practically all of its subsidiaries. The Mexican economy recovered during the year, and as indicated earlier macroeconomic variables continue to reflect stability and strength. Nevertheless, it is considered that it has been fundamental for Grupo Carso, to continue sticking to its strategic plan implemented a few years age, when it was defined that due to its features, infrastructure and acquired experience should focus on four sectors: Telecommunications, Construction, Energy and Commercial. These sectors offer the Group sound diversity, and at the same time have been growing above the economy, and offer, in our view point, an attractive growth potential over the forthcoming years.

Within this strategic plan, during the year we completed the sale of the Chemical Division, selling off 100% of Química Flúor and 40% of Grupo Primex.

Grupo Carso continued with its business restructuring process, in order to become more efficient by paying special attention to the proposed strategy and present the Group's assets in a more organized way,

through one of its industrial division, which regroups Porcelanite and the new Grupo Condumex, arising via the acquisition of Nacobre and the merger with Empresas Frisco; a division, which is responsible for matters related to infrastructure, headed by the recently formed Carso Infraestructura y Construcción, S.A. de C.V.; and finally, the Commercial and Consumer division, integrated by Grupo Sanborns and Cigatam.

The financial structure of the Group continued to strengthen, not only due to the increase shown in the generation of cash flow (EBITDA), but also in the continuous reduction of liabilities that led to a 3.9% reduction in net debt. In addition, we continue to work on lowering the liabilities of the Group. During 2004, the Group refinanced its liabilities via syndicated credits worth approximately US$600 million, extending the terms of the debt and reducing the cost of funding to the unprecedented lowest level in Grupo Carso's history. On the stock market, the company maintained financing programs via commercial paper and bond certificates. In May 2005, a syndicated credit contract worth US$700 million was signed, which was used to replace short and long term liabilities, to be paid off in three exhibits as from May 2009 concluding on May 2010.

Consolidated sales rose to MXP$69,721 million, with an increase of 16.9% versus the previous year. Operating profit reached MXP$9,035 million, showing a growth of 19.1% compared with the previous year. Consolidated operating flow reached MXP$11,506 million, 15.7% higher than that of 2003. The increase in operating results was achieved through the consolidated recovery of the industrial subsidiaries, access to new niches, mainly linked to the Infrastructure sector and the steady increase in consumer sector.

The subsidiaries associated to the commercial and consumer side maintained steady levels, that became apparent not only through the growth of the same stores in the existing commercial formats, but also through the expansion achieved across the domestic territory, via organic growth and acquisitions. In December 2004, the Grupo Sanborns incorporated Grupo Dorian's to its investment portfolio, bringing to the Group's portfolio a total of 71 stores of 4 different formats, well positioned in the North East part of the country, and approximately 167 thousand square meters of selling surface. On its side, Cigatam maintained its leadership in the tobacco industry, showing a moderate increase in volumes and sales despite price increases that were implemented during the year.

In general, the industrial subsidiaries linked to the manufacturing of products and services have shown increased production volumes, and most importantly those linked to the construction and telecommunications sectors. An increase in activity was observed in the energy sector with the announcement of new investment programs in the public sector related to oil, energy production and other infrastructure projects.



REPORTE ANUAL Y CODIGO DE MEJORES PRACTICAS CORPORATIVAS

GRUPO CARSO, S.A. DE C.V.

EJERCICIO 2004

GRUPO CARSO, S. A. DE C. V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. GRANADA
MÉXICO, D.F. C.P. 11520

"REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO, PARA EL PERÍODO TERMINADO EL 31 DE DICIEMBRE DE 2004."

Clave de cotización: "GCARSO"
Acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro.

Los valores de la empresa se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores, y cotizan en la Bolsa Mexicana de Valores, S. A. de C. V.

La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

Grupo Carso
Reporte Anual 2004

Índice

1) INFORMACIÓN GENERAL

a) Glosario de Términos y Definiciones

Artes Gráficas Unidas, S. A. de C. V.- Artes Gráficas Unidas (Agusa).

Bolsa Mexicana de Valores, S. A. De C. V.- BMV.

Carso Global Telecom.- Telecom.

Carso Infraestructura y Construcción, S. A. de C. V.- Cicsa

Cigarros la Tabacalera Mexicana, S. A. de C. V.- Cigatam

Comisión federal de Electricidad.- CFE

Comisión Nacional Bancaria y de Valores. CNBV.

Compañía Hulera Euzkadi, S. A.- Euzkadi.

CompUSA Inc.- CompUSA.

Conductores Latincasa, S. A. de C. V.- Latincasa.

Controladora y Administradora de Pastelerías, S. A. de C. V.- El Globo.

Cuprum, S. A. de C. V.- Cuprum

Dana Corporation.- Dana

Delphi Automotive Systems.- Delphi.

Diario Oficial de la Federación. DOF.

Dorian's Tijuana, S.A. de C.V. Dorian's

EBITDA.- Por sus siglas en Inglés, *(Earnings Before Interest, Taxes, Depreciation and Amortization).* Resultado antes de intereses, impuestos, depreciación y amortización. También conocido como flujo operativo.

El Palacio de Hierro, S. A. de C. V.- El Palacio de Hierro, Palacio de Hierro.

El Puerto de Liverpool, S. A. de C. V.- Liverpool.

Empresas Frisco, S. A. de C. V.- Frisco

Estados Unidos de América.- Estados Unidos, EUA.

Fábricas de Papel Loreto y Peña Pobre.- Lypp.

Farmacias Benavides, S. A. de C. V.- Benavides.

Farmacias Guadalajara, S. A. de C. V.- Fragua.

Ferrosur, S. A. de C. V. Ferrosur.

Fitch México, S. A. de C. V.- Fitch

Galas de México, S. A. de C. V.- Galas de México, (Galas).

General Tire de México, S. A. de C. V.- General Tire de México, General Tire.

Grupo Aluminio, S. A. de C. V.- Grupo Aluminio.

Grupo Carso, S. A. de C. V.- Grupo Carso, GCarso, Carso, La Compañía, la Emisora, la Empresa.

Grupo Condumex, S. A. de C. V.- Grupo Condumex

Grupo Industrias Unidas, S. A. de C. V.- IUSA.

Grupo Sanborns, S. A. de C. V.- Grupo Sanborns, GSanborns.

Impuesto Especial sobre Producción y Servicios. IEPS.

Indalum S. A. de C.V.- Indalum

Industrias Nacobre, S. A. de C. V.- Nacobre.

IPyC.- Índice de precios y cotizaciones de la BMV.

La Feria del Disco México, S. A. de C. V.- La Feria del Disco.

Ladrillera Monterrey, S. A. de C. V.- Lamosa.

Nueva Walmart de México, S. A. de C. V.- Walmart de México, Walmex.

OTC.- Mercado sobre el mostrador (*Over The Counter*, por sus siglas en inglés.)

Philip Morris International.- PMI

Plásticos Omega, S. A. de C. V.- Plásticos Omega

Plásticos Rex, S. A. de C. V.- Plásticos Rex

Porcelanite Holding, S. A. de C. V.- Porcelanite

Promotora Musical, S. A. de C. V.- Promotora Musical

Promotora Sanborns, S. A. de C. V.- Promotora Sanborns

Proyectos y Construcciones Procisa, S.A. de C.V.-(Antes Corporación Industrial Llantera, S.A. de C.V.).

Química Flúor, S. A. de C. V.- Química Flúor

Registro Nacional de Valores. RNV

Salinas y Rocha, S. A. de C. V.- Salinas y Rocha

Sanborn Hermanos, S. A.- Sanborns, Sanborn Hnos.

Sears Roebuck de México, S. A. de C. V.- Sears, Sears México

Sears Roebuck Inc.- Sears Roebuck USA, Sears Roebuck

Secretaría de Comunicaciones y Transportes.- SCT

Standard and & Poor's, S. A. de C. V.- S&P

Teléfonos de México, S. A. de C. V.- Telmex.

Tenedora U.S., S. A. de C. V.- Tenedora, Tenus.

Transportación Ferroviaria Mexicana, S. A. de C. V.- Transportación Ferroviaria Mexicana, TFM.

U.S. Commercial Corp., S. A. de C. V.- U.S. Commercial, Uscom.

b) Resumen Ejecutivo

Grupo Carso

Grupo Carso es uno de los conglomerados más grandes e importantes de América Latina. Controla y opera gran variedad de empresas en el ramo comercial, industrial y de consumo. Las principales subsidiarias de Grupo Carso son: Grupo Sanborns, formado por una cadena de 130 Sanborns con operaciones de restaurante y tienda, 31 Sanborns Café, 65 tiendas de música, 50 tiendas Sears, 191 pastelerías El Globo, 32 barras de café bajo el nombre de The Coffee Factory y Café Caffé, 71 tiendas que operan bajo los cuatro formatos de Dorian's Tijuana; y 5 tiendas Dorian's que hasta el 31 de enero de este año, operaron bajo la marca JC Penney; Grupo Condumex es la principal subsidiaria industrial de Grupo Carso, bajo la cual se concentran: la manufactura, comercialización e instalación de productos y servicios para los mercados de la construcción, energía, industria automotriz y telecomunicaciones; así como la participación del Grupo en los sectores ferroviario y minero; Porcelanite, productor de toda clase de recubrimientos cerámicos para pisos, muros y adhesivos; Carso Infraestructura y Construcción, subsidiaria que participa en la construcción de plataformas petroleras, carreteras, plantas de tratamiento de aguas y edificios de oficinas, entre otras obras civiles, y Cigatam[1], compañía tabacalera que produce cigarros de marcas como *Marlboro*, *Benson & Hedges* y *Delicados*, entre otras.

Grupo Carso cuenta con socios estratégicos de primer nivel. Empresas globales y de alto reconocimiento en su ramo participan con Carso en algunos sectores, como es el caso de Delphi Automotive Systems y Dana Corporation en el sector automotriz, Philip Morris International[2] en la manufactura, distribución y comercialización de cigarrillos, y Sears Roebuck USA en el sector comercial, entre otros.

Operaciones

Las ventas consolidadas de 2004 ascendieron a $69,721 millones de pesos, con un crecimiento de 16.9% contra el año anterior. La utilidad de operación resultó de $9,035 millones de pesos mostrando un crecimiento de 19.1% en comparación con el año anterior. El flujo operativo consolidado de Grupo Carso ascendió a $11,506 millones de pesos, 15.7% más elevado que el de 2003. El incremento en los resultados operativos es consecuencia de la recuperación de las subsidiarias industriales, la incursión en nuevos nichos, principalmente ligados al sector de Infraestructura y el crecimiento ordenado del sector consumo.

A lo largo del 2004, Grupo Carso logró mantener el dinamismo mostrado desde la segunda mitad del 2003, reportando crecimiento en prácticamente todas las subsidiarias. Se considera que ha sido fundamental para Grupo Carso el mantenerse apegado y continuar trabajando en la estrategia planteada ya hace algunos años, cuando se definió que el Grupo, por sus características, su infraestructura y la experiencia adquirida, debía enfocarse a cuatro sectores: Telecomunicaciones, Construcción , Energía y Comercial. Estos sectores ofrecen una sana diversificación al Grupo, al tiempo que han venido creciendo por encima de la economía, y ofrecen, desde nuestro punto de vista, un potencial de desarrollo interesante para los próximos años.

Las subsidiarias industriales ligadas a manufactura de productos y servicios mostraron en general aumentos en sus volúmenes de producción, sobre todo aquellas ligadas a los sectores de la construcción y de las telecomunicaciones. En el sector energía, se evidenció mayor actividad, al anunciarse programas de inversión en el sector público ligados al petróleo, a la generación de energía, y otros proyectos de infraestructura.

Las subsidiarias ligadas a la parte comercial y de consumo mantuvieron un dinamismo estable, que se evidenció no solo con los crecimientos a mismas tiendas de los formatos comerciales, sino con la creciente expansión lograda en el territorio nacional, a través de crecimiento orgánico y adquisiciones.

La estructura financiera del Grupo continuó fortaleciéndose, no solo por el incremento mostrado en la generación de flujo o EBITDA, sino por la continua reducción de pasivos que derivó en una disminución de deuda neta de 3.9%. Asimismo, continuamos trabajando en el refinamiento de pasivos del Grupo.

---

[1] Cigarros La Tabacalera Mexicana S.A. de C.V. (Cigatam).
[2] Philip Morris International, Inc. (Philip Morris International - PMI)

Situación Financiera

DATOS RELEVANTES
Cifras en miles de pesos constantes del 31 de diciembre de 2004*

Empresa	Concepto	2004	2003	2002	Variación 2004 vs 2003	Variación 2003 vs 2002
Gcarso	Ventas	69,721,304	59,627,609	56,750,456	17%	5%
	Utilidad de Operación	9,035,114	7,587,854	7,651,636	19%	-1%
	Utilidad Neta Mayoritaria	6,708,580	2,071,620	2,230,638	224%	-7%
	EBITDA	11,506,471	9,942,997	9,915,513	16%	0%
	Activo Total	76,231,140	69,369,697	68,766,115	10%	1%
	Pasivo Total	39,997,467	38,002,299	38,699,390	5%	-2%
	Capital Contable Consolidado	36,233,673	31,367,398	30,066,725	16%	4%
	Acciones en Circulación (1)	816,600,349	849,779,059	882,262,311	-4%	-4%
	Utilidad por Acción	8.22	2.44	2.53	237%	-4%

* Excepto Acciones en Circulación y Utilidad por Acción
(1) Promedio Ponderado



Comportamiento de la Acción
(Dic03 = 100)
160
150
140
130
120
110
100
90
80
70
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
IPyC
GCARSO A1

c) Factores de Riesgo

La Compañía y sus subsidiarias están expuestas al cambio estructural de los ajustes económicos y financieros que se viven tanto en el mercado doméstico como en los mercados internacionales, así como a otros múltiples factores de riesgo.

Los siguientes son los factores de riesgo que la Compañía considera pudieran representar el mayor impacto en ella, y en sus resultados de operación y que deben ser considerados por el público inversionista.

Los riesgos e incertidumbres que se describen no son los únicos a los que se enfrenta la Compañía, sin embargo se trata de describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

La Compañía solo tiene acciones de sus subsidiarias y asociadas, no cuenta con activos propios para operar.

c.1 Exposición a la Economía Nacional

La estrategia de Grupo Carso está enfocada a la producción y comercialización de productos y servicios, principalmente dentro de los sectores de telecomunicaciones, construcción, energía y comercial. Grupo Carso produce o comercializa productos diversos, fundamentalmente en México, por lo que se encuentra expuesto al rumbo de la economía doméstica; cuyo ritmo de crecimiento puede influir en el desarrollo de la Compañía.

c.2 Desaceleración del Consumo

La desaceleración de la economía de México podría provocar una disminución en las ventas, así como en los márgenes que impactaría directamente los ingresos totales de la Compañía y sus niveles de generación de flujo.

c.3 Riesgo Cambiario

Una porción de los ingresos de Grupo Carso está denominada en moneda extranjera, proveniente de las exportaciones directas e indirectas de Grupo Condumex y Porcelanite principalmente. Por lo tanto, las fluctuaciones del tipo de cambio del peso respecto al dólar estadounidense y respecto al euro podría afectar la competitividad de dichas exportaciones, que durante el 2004 representaron aproximadamente el 10% de los ingresos consolidados de Carso.
Asimismo, algunos insumos de subsidiarias de Carso, están también denominados en dólares, por lo que las variaciones en el tipo de cambio pudieran también afectar los costos de Grupo Carso.
Parte de los pasivos con costo del grupo se encuentran denominados en dólares, para lo cual, Grupo Carso cuenta con cierta cobertura natural de sus ingresos en dólares, lo que disminuye su exposición a las fluctuaciones cambiarias. Sin embargo, una devaluación del peso frente el dólar pudiera afectar la situación financiera de la Compañía.

c.4 Volatilidad en los precios de los metales

Las fluctuaciones de los precios de los metales en los mercados internacionales pueden afectar favorable o desfavorablemente los resultados y la operación de la Compañía, principalmente los de las divisiones Nacobre, cables y minería de Grupo Condumex.

c.5 Costo de los insumos de energía

Grupo Carso podría verse afectada por el alza en los precios de los insumos de energía, en especial la parte industrial, como son: gas (principalmente en Porcelanite), energía eléctrica (principalmente para la producción de cobre en Condumex), y diesel (para el transporte ferroviario de carga en Ferrosur).

c.6 Créditos y limitaciones financieras

Los contratos de los préstamos sindicados y algunos otros créditos de Grupo Carso y sus Subsidiarias, establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de la Compañía, se mantengan determinadas razones y proporciones financieras.
Grupo Carso, a través de una de sus subsidiarias, ha otorgado su aval en créditos de largo plazo de una empresa asociada por la cantidad de aproximadamente 24 millones de dólares.

c.7 Modificaciones al régimen fiscal

El 1° de enero de 2002 se publicaron en el Diario Oficial de la Federación diversas modificaciones a algunas de las disposiciones legales en materia fiscal, que pudieran representar cambios en la situación financiera de Grupo Carso así como cambios que pudieran afectar a los accionistas. De esta manera tenemos que en el negocio de los cigarros, a partir del 1° de Enero de 2002 se reforma la Ley del Impuesto Especial sobre Producción y Servicios estableciendo que en la enajenación de tabacos labrados se aplicarán las siguientes tasas para los ejercicios fiscales 2002, 2003, 2004 y 2005. Para cigarros con filtro 105%, 107%, 110% y 110% respectivamente. Para cigarros sin filtro 60%, 80% 100% y 110% respectivamente.

La industria cigarrera y el Gobierno Federal acordaron el establecimiento de una contribución a partir del mes de octubre de 2004 de 2.5 centavos por cigarrillo vendido en México, para el Fondo de Protección Contra Gastos Catastróficos administrado por la Secretaría de Salud. Dicha contribución está exenta de IEPS (Impuesto Especial Sobre Productos y Servicios) e IVA y es deducible del impuesto sobre la renta. La empresa manufacturera es la encargada de la recaudación y pago de la contribución al Fondo, en este caso Cigatam.

Recomendamos a los inversionistas consultar en forma independiente a sus asesores fiscales respecto a las disposiciones legales vigentes aplicables.

c. 8 Competencia

Las empresas de Grupo Carso son de las empresas líderes en los principales sectores en los que participan. Sin embargo, el entorno abre las posibilidades de que se incremente o ingrese nueva competencia. Bajo esta situación, algunas subsidiarias de Grupo Carso podrían perder alguna participación de mercado, o enfrentar sobre oferta de productos, lo que podría causar contracciones en sus márgenes de operación.

Las empresas industriales que forman parte de Grupo Carso han enfrentado mayor competencia en los mercados que atienden, tanto de empresas nacionales como extranjeras. Lo anterior ha presionado los precios de los productos industriales, ha afectado la participación de mercado en ciertas líneas de productos, y en algunos casos ha derivado en decrementos en los márgenes de operación.

El sector de ventas al menudeo en México es altamente competitivo. El número y tipo de competidores, así como los niveles de competencia a los que se enfrenta una tienda en particular, varían de acuerdo a su ubicación. Sears México, que opera tiendas departamentales de formato tradicional, compite con otras cadenas de tiendas similares, principalmente las de Liverpool, ubicadas en la Ciudad de México y varias otras zonas urbanas del país, y las de Palacio de Hierro, ubicadas en la Ciudad de México. GCarso considera que, debido a su formato único, las unidades Sanborns no enfrentan competencia directa de ningún otro competidor en particular en toda la amplia gama de bienes y servicios que ofrecen. Las operaciones de ventas al menudeo de la Compañía, incluyendo las tiendas Sears México y Sanborns, compiten con varios tipos de tiendas de venta al menudeo entre los que se incluyen tiendas que representan una combinación de alimentos y mercancía en general y ofrecen líneas de artículos para el hogar y moda ("hardlines y softlines"), tiendas de descuento en aparatos eléctricos, así como con farmacias y tiendas especializadas. Además, en los últimos años varias de las cadenas extranjeras líderes en el manejo de tiendas de venta al menudeo han incursionado en el mercado nacional a través de coinversiones con empresas mexicanas, incluyendo a Wal-Mart Stores, Inc. y Price/Costco, Inc. Las unidades Sanborns y Sears México también compiten con numerosos establecimientos locales en cada una de las regiones en las que tienen presencia.

La competencia en la industria restaurantera es muy intensa en cuanto a precios, servicio, ubicación, concepto y calidad de los alimentos. También existe una fuerte competencia para obtener locales comerciales y personal capacitado. Entre los competidores de los restaurantes Sanborns se encuentran varias cadenas nacionales, regionales y locales, así como numerosos restaurantes locales operados por sus propietarios. Las principales cadenas de restaurantes que compiten con los restaurantes Sanborns incluyen a Vips, Wings, Toks, California y El Portón.

c. 9 Licitaciones del Sector Público

La demanda por parte del Sector Público de algunos productos de la Compañía está sujeta a la realización de concursos y licitaciones. La convocatoria en mayor o menor medida de tales concursos y licitaciones, puede afectar la demanda de algunos productos del Grupo.

d) Otros Valores Inscritos en el RNV

Programa de Certificados Bursátiles		
Emisor	**Oficio Programa**	**Monto Programa**
Grupo Carso	DGE-379-14679	5,000,000,000.00

Emisiones Realizadas Como Parte del Programa de Certificados Bursátiles							
Clave	**Monto Coloc**	**Fitch**	**S&P**	**Plazo**	**F. Emis.**	**F. Venc.**	**Intereses**
GCARSO 02	**800,000,000.00**	AA(mex)	mxAA	1,819 días (5 años)	19-Jul-02	12-Jul-07	CETE 182d + 1.25
GCARSO-03	**500,000,000.00**	AA(mex)	mxAA	1,096 días (3 años)	27-Feb-03	27-Feb-06	CETES 91d + 1.40
GCARSO-03-2	**1,250,000,000.00**	AA(mex)	mxAA	1,819 días (5 años)	27-Jun-03	19-Jun-08	CETES 91d + 1.20
GCARSO-03-3	**1,000,000,000.00**	AA(mex)	mxAA	1,820 días (5 años)	16-Oct-03	09-Oct-08	CETES 91d + 1.25

GRUPO CARSO Y SUBSIDIARIAS LINEAS DE PAPEL COMERCIAL Y CERTIFICADOS BURSÁTILES DE CORTO PLAZO VIGENTES					
EMISOR	CLAVE DE PIZARRA	MONTO AUTORIZADO	FECHA AUTORIZACION	VENCIMIENTO	OFICIO
GRUPO SANBORNS, S.A. DE C.V.	GSANBOR	$500,000,000.00	05/09/2005	05/04/2006	DGE-271-23771
SANBORN HERMANOS, S.A.	SANBORN	$750,000,000.00	08/23/2004	08/18/2005	DGE-543-186513
SANBORN HERMANOS, S.A.	SANBORN	$950,000,000.00	01/20/2005	01/13/2006	DGE-001-23501

GRUPO CARSO Y SUBSIDIARIAS PAPEL COMERCIAL Y CERTIFICADOS BURSÁTILES DE CORTO PLAZO EMITIDO AL 31 DE MAYO DE 2005							
OFICIO	VIGENCIA OFICIO	CLAVE PIZARRA	MONTO	F. EMISION	PLAZO	F. VCMTO.	TASA
DGE-543-186513	08/18/2005	SANBORN005-05	$200,000,000.00	05/02/2005	35	06/06/2005	10.10%
DGE-543-186513	08/18/2005	SANBORN006-05	$550,000,000.00	05/05/2005	32	06/06/2005	10.15%
DGE-001-23501	01/13/2006	SANBORN004-05	$350,000,000.00	05/02/2005	35	06/06/2005	10.10%
DGE-001-23501	01/13/2006	SANBORN005-05	$600,000,000.00	05/09/2005	28	06/06/2005	10.10%

Grupo Carso ha entregado en forma completa y oportuna los reportes que la legislación mexicana requiere sobre eventos relevantes e información periódica, correspondientes a los años de 2002 a 2004.

e) Cambios Significativos a los Derechos de Valores Inscritos en el Registro

No Aplica

f) Destino de Fondos

No Aplica

g) Documentos de Carácter Público

Relación con Inversionistas:

Este informe anual fue entregado a la Bolsa Mexicana de Valores y a la Comisión Nacional Bancaria y de Valores. Adicionalmente, se encuentra disponible para los inversionistas en las páginas de Internet de Grupo Carso (www.gcarso.com.mx), y de la Bolsa Mexicana de Valores (www.bmv.com.mx).

Responsables de Relación con Inversionistas:

Jorge Serrano Esponda
Av. Paseo de las Palmas no. 736
Col. Lomas de Chapultepec,
México D.F., C.P. 11000

Tel. (52) 5625 4900 ext. 1460 Fax (52) 5520 7852
email : jserranoe@inbursa.com

Jesús Granillo Rodríguez
Av. Paseo de las Palmas no. 736
Col. Lomas de Chapultepec,
México D.F., C.P. 11000

Tel. (52) 5625 4900 ext. 1461 Fax (52) 5520 7852
Email: jgranill@inbursa.com.mx

2) LA COMPAÑÍA

a) Historia y Desarrollo

Denominación Social:

Grupo Carso, S. A. de C. V.

Nombre Comercial:

Grupo Carso.

Fecha, Lugar de Constitución y Duración de la Emisora:

Grupo Carso fue constituido en México, Distrito Federal, el 22 de octubre de 1980 con una duración de 99 años, con la denominación de Grupo Galas, S. A.

Dirección.

Miguel de Cervantes Saavedra #255, Col. Granada, México, D.F., C.P. 11520.

Teléfono

53-28-58-00.

Historia

Entre 1980 y 1990, la Compañía adquirió la mayoría de las acciones de Cigatam, Artes Gráficas Unidas, Fábricas de Papel Loreto y Peña Pobre, (Lypp) y Galas de México (Galas), Sanborns Hnos., Empresas Frisco (Frisco), Industrias Nacobre (Nacobre) y Porcelanite (Porcelanite). El 28 de mayo de 1990, Corporación Industrial Carso se fusionó a la empresa, cambiando la compañía su denominación por Grupo Carso y aumentando su participación en Sanborns, Frisco y Nacobre.

El 19 de junio de 1990 se llevó a cabo una colocación de acciones de GCarso en la BMV. El 20 de diciembre de 1990, GCarso junto con Southwestern Bell International Holding Corp., France Cables Et Radio, y un grupo de inversionistas, adquirieron, mediante licitación, el control de Telmex. En octubre de 1991, GCarso adquiere 35% de las acciones de Euzkadi. En junio de 1992, GCarso compra la mayoría de las acciones de Condumex. En agosto de 1992, Nacobre adquirió 77.8% de las acciones de Grupo Aluminio. Además, en octubre de 1992, GCarso adquirió un 20% de las acciones de Grupo Aluminio. En enero de 1993, GCarso adquirió, por medio de Corporación Industrial Llantera, el 99.1% de las acciones de General Tire de México.

El 24 de junio de 1996, GCarso se escindió principalmente en Carso Global Telecom, a la que se le transfirieron los activos relativos al control de Telmex. Durante 1996 se incrementó la participación en Porcelanite, para llegar a un 99.86%. En 1997, Condumex adquirió Conductores Latincasa.

El 28 de abril de 1997, GCarso adquirió a través de una empresa subsidiaria el 60% del capital de Sears Roebuck de México. Sears Roebuck Inc. mantiene una participación de 15% de la compañía. Adicionalmente, GCarso realizó una oferta pública de compra por el restante 25% del capital. En el mismo año desinvirtió sus activos de la fabricación de papel de Lypp. También en 1997, Philip Morris International (PMI), incrementó su participación en Cigatam en un 21.2%, con lo que GCarso permanece con el 50.01% del capital, PMI con el 49.91% y otros accionistas minoritarios con el 0.08%. Derivado de esta reestructura, Cigatam se encarga de la manufactura de cigarros y Philip Morris México[3], subsidiaria de Philip Morris International de la cual GCarso tiene el 49.99%, de la comercialización y distribución.

Durante 1998, la Compañía desinvirtió sus activos relacionados con la industria llantera, (Euzkadi y General Tire).

GCarso compró en julio de 1999, a través de una subsidiaria, el 66.7% del capital social de Ferrosur que es la tenedora de los derechos de operación del ferrocarril México-Veracruz-Coatzacoalcos.

[3] Philip Morris México, S.A. de C.V. (Philip Morris México - PMM)

En marzo de 1999, Grupo Sanborns toma su denominación actual, y redefinió su estructura corporativa incluyendo las líneas de negocio de Grupo Carso relacionadas con la parte comercial. Grupo Sanborns es la unidad comercial de Grupo Carso. Además de los negocios de tiendas departamentales, restaurantes y cafés, pastelerías, y tiendas de música, se encarga del desarrollo, renta, operación y administración de bienes raíces, participando en la propiedad de centros comerciales.

Controladora y Administradora de Pastelerías, S. A. de C. V. fue adquirida por Grupo Sanborns en mayo de 1999 logrando posicionarse dentro del mercado mexicano como una de las cadenas de pastelería y productos de panificación frescos con mayor arraigo y prestigio.

En 1999, Grupo Sanborns adquirió el 14.9% de CompUSA, empresa norteamericana del sector de tecnología y cómputo. En el año 2000, completó la adquisición del 51% de esta empresa.

En 2001, Grupo Carso decidió enfocar sus actividades en el mercado doméstico, principalmente en los sectores de telecomunicaciones, comercial y de consumo, construcción y energía. Como parte de la re-definición del Grupo, a fines de 2001 se aprobó la escisión de CompUSA.

Durante 2003, Grupo Carso adquirió las seis tiendas departamentales que operaban en México bajo la marca JC Penney; así como la cadena de panaderías, Pastelerías Monterrey, que contaba con 13 tiendas y 2 plantas ubicadas en Monterrey, Nuevo León, y Saltillo, Coahuila. También durante dicho año, Carso entró al negocio de la construcción de plataformas petroleras. Asimismo, durante ese año Grupo Carso, vendió tres de sus hoteles ubicados en Cancún, Quintana Roo.

En mayo y diciembre de 2004, como parte de la estrategia de desincorporar negocios no estratégicos para concentrarse en las divisiones de Grupo Carso, la Compañía vendió su participación en Química Flúor y Grupo Primex, respectivamente.

En septiembre de 2004 se conformó Carso Infraestructura y Construcción, subsidiaria que incorpora a Grupo PC Constructores, constructora que ya era propiedad de Grupo Carso, a Swecomex que era subsidiaria de Condumex y que desde 2003 se involucró en el programa de plataformas petroleras de PEMEX, a Precitubo, proveedor de tubo de acero y finalmente a Constructora de Infraestructura Latinoamericana (antes Aguatl), empresa que pertenecía a Empresas FRISCO.

Durante el año, Condumex adquirió el resto de las acciones de Industrias Nacobre, para llegar al 100% de las mismas; posteriormente se fusionó con Empresas Frisco. Actualmente Grupo Condumex concentra las divisiones de telecomunicaciones, construcción y energía, autopartes, Nacobre y las divisiones minera y ferroviaria que formaban parte de Frisco. Ahora, Grupo Condumex incluye las principales compañías de manufactura, con la excepción de Porcelanite, la cual continúa como subsidiaria directa de Grupo Carso.

El reagrupamiento de los negocios industriales no tiene ningún efecto material a nivel consolidado. Su objeto es tener una mayor integración entre las empresas industriales que le permita al grupo lograr eficiencias y aprovechar sinergias, así como nuevas oportunidades de mercado relacionadas con proyectos de infraestructura y construcción.

En diciembre de 2004, Grupo Sanborns adquirió el 100% de las acciones de Dorian´s Tijuana, S. A. de C. V. (Dorian's), la cual es una compañía de ventas al menudeo bien diversificada con una fuerte influencia en la zona noroeste de México, contando con 71 puntos de venta y atendiendo diferentes nichos de mercado.

En mayo de 2005, Grupo Sanborns inició operaciones fuera de México, con la apertura de una tienda Sanborns, una tienda departamental Dorian's y una tienda de música MixUp en un centro comercial en El Salvador.

Grupo Carso continúo la consolidación de su cartera de negocios en torno a los tres sectores que se han definido como estratégicos: industrial, construcción e infraestructura, y comercial y de consumo. Aunque Carso ha decidido enfocar sus esfuerzos primordialmente en estas áreas, hay que destacar que mantiene negocios rentables en otros sectores, que lo hacen mantener una importante correlación con la economía nacional.

b) Descripción del Negocio

Grupo Carso es un conglomerado con presencia en diversos sectores de la economía nacional. Los principales negocios del Grupo se concentran en las siguientes divisiones: Industrial, Construcción e Infraestructura, y Comercial y de Consumo, aunque Carso opera también negocios rentables en otros sectores, entre los que destacan el automotriz, ferroviario y minero. Cada una de las empresas del grupo opera de forma autónoma e independiente, coordinadas a través del Consejo de Administración de GCarso, buscando hacer más eficiente la operación de cada una de éstas, obteniendo sinergias operativas dentro del Grupo y manteniendo estructuras planas que deriven en un crecimiento ordenado con rentabilidad adecuada.


Participación en
Ventas por
Subsidiaria
2004



- 39.4% Grupo Condumex
- 31.9% Grupo Sanborns
- 3.6% CICSA
- 5.1% Porcelanite
- 17.9% Cigatam
- 2.1% Otros

i) Actividad Principal

GCarso es tenedora de las acciones de un grupo de empresas, siendo las principales las que a continuación se describen:

Grupo Condumex
Es una controladora que concentra las principales empresas del grupo dentro del ramo industrial, con excepción de la producción de loseta cerámica. Condumex está integrado en seis divisiones:

- Telecomunicaciones, en la que produce cable de fibra óptica, cable de cobre para la industria telefónica, coaxiales y cables electrónicos, así como el diseño e instalación de redes de telecomunicaciones, de fibra óptica y cables telefónicos de cobre, y la instalación de radio bases para telefonía.
- Construcción y Energía, en la que se produce cable de construcción, alambre magneto, así como cables de potencia, transformadores y calderas industriales.
- Automotriz, produciendo cable automotriz, arneses, amortiguadores, partes para motor y sub-ensambles automotrices.
- Nacobre que cuenta con tres líneas de productos Cobre, Aluminio y Plásticos. En Cobre es uno de los fabricantes más grandes de América Latina de productos de cobre y sus aleaciones, tales

como tubos, lámina, alambres, barras y perfiles, conexiones, válvulas, productos forjados, etc., fabricados en cuatro plantas en el país. Nacobre cuenta con una amplia gama de productos que concurren a diferentes sectores de mercado, así como líneas completas para la conducción de agua y gas. Además cuenta con una planta recicladora de chatarras. En Aluminio los productos se dividen en dos grandes familias, productos extruidos y productos laminados. En extrusión es uno de los tres principales fabricantes en México, sin embargo es el único capaz de extruir perfiles de hasta 12" de diámetro así como uno de los principales productores de artículos maquinados y ensamblados. Es líder de mercado en el país en productos laminados, al ser el único fabricante nacional de papel aluminio en distintos espesores y anchos para usos diversos, complementando la línea con rollos, hojas, placas y discos. La división Plásticos cuenta con cuatro plantas dedicadas a la fabricación de tubería y conexiones de PVC, polietileno y polipropileno, así como tinacos.

- La División Ferroviaria se formó en Julio de 1999 con la adquisición del 66.7% de Ferrocarril del Sureste. Ferrosur, es la tenedora de los derechos de operación del ferrocarril México-Veracruz-Coatzacoalcos, así como de los activos que integran esta línea ferroviaria. Cuenta con la concesión, por un período de 50 años, de 1,479 Km. de vía. Cuenta además con un servicio de ferrobarcazas entre Coatzacoalcos, Ver. y Mobile, Alabama, E.U.A.

- La División Minera se dedica a la exploración y explotación de lotes mineros en distintas regiones geográficas de México. Durante 2004 se mantuvo en operación Minera Tayahua, que produce concentrados de plomo-plata y concentrados de zinc que se venden a fundiciones en México y en el extranjero. Adicionalmente, se opera una mina que produce cobre en forma de cátodo, Minera María, misma que a finales del primer trimestre del año, detuvo sus operaciones después de que su planta de extracción por solventes sufrió un incendio; las operaciones de esta mina se reanudaron durante el tercer trimestre del año. A finales de 2004, Minera San Francisco del Oro, reinició sus operaciones de producción de concentrados de plomo-plata y zinc.

Condumex ofrece soluciones integrales o proyectos "llave en mano", que contemplan ingeniería, diseño, manufactura, instalación y mantenimiento en sectores como telecomunicaciones, energía y electrónica, que le han permitido continuar ganando mercado. La estrategia de Condumex contempla consolidar su mercado y enfocar el crecimiento hacia la industria de la construcción, energía y telecomunicaciones, buscando mantener la vanguardia tecnológica, eficiencia operativa y solidez financiera que lo caracteriza.


Ventas Grupo Condumex
2004
26.54% - Telecomunicaciones
22.60% - Nacobre
20.18% - Construcción y Energía
18.50% - Automotriz
4.40% - Minería
7.78% - Ferrosur

Porcelanite
Porcelanite es la empresa líder en la industria de los recubrimientos cerámicos en México con una participación de mercado superior al 40%; produce losetas cerámicas para pisos y muros en una gran variedad de formatos, diseños y especificaciones dirigidas a los mercados de construcción y remodelación tanto residencial como institucional.

Durante el año 2004 se logró una mayor participación en el mercado de los adhesivos (pegazulejo), cuya producción fue iniciada a principios del año 2002 a través de Technokolla (hoy Soluciones Técnicas para la Construcción), integrante del Grupo Porcelanite. La línea de adhesivos representa para la compañía un complemento de la loseta, se distribuye a través de la misma red de distribución, y ha tenido una creciente aceptación en el mercado, que ha reconocido las cualidades de esta nueva línea.

La Compañía considera que el potencial de crecimiento del mercado mexicano continúa siendo atractivo en comparación con otros países con condiciones similares, como Costa Rica y Brasil. En exportación, se continúa con la apertura de nuevas opciones de comercialización, toda vez que las expectativas, particularmente en lo relativo al mercado de Estados Unidos, presentan su mayor atractivo por el crecimiento de la cerámica en ese y otros mercados que estaban acostumbrados al consumo de otro tipo de recubrimientos, como es el caso de la alfombra y de la madera. Adicionalmente, a finales de 2004, Porcelanite abrió una nueva planta de loseta cerámica en Sonora, con el objeto de servir principalmente el mercado de exportación.

Carso Infraestructura y Construcción
En septiembre de 2004 se conformó Carso Infraestructura y Construcción, subsidiaria que incorpora a Grupo PC Constructores, constructora que ya era propiedad de Grupo Carso, a Swecomex que era subsidiaria de Condumex, y desde 2003 participa en el programa de plataformas petroleras de PEMEX, a Precitubo, proveedor de tubo de acero, y finalmente a Constructora de Infraestructura Latinoamericana (antes Aguatl), empresa que pertenecía a Empresas FRISCO.

El reagrupamiento de los negocios industriales no tiene ningún efecto material a nivel consolidado. Su objeto es tener una mayor integración entre las empresas industriales que le permita al grupo lograr eficiencias y aprovechar sinergias, así como nuevas oportunidades de mercado relacionadas con proyectos de infraestructura y construcción.

Grupo Sanborns

Participación en Ventas por Subsidiarias 2004



- 48.5% Sears
- 37.5% Sanborns
- 7.4% Tiendas de Música
- 4.5% El Globo
- 2.1% Otros

Grupo Sanborns tiene diferentes subsidiarias, siendo las principales las siguientes:

Sanborns

En 1985 Grupo Carso adquirió una participación accionaria del 82% en Sanborns; actualmente Grupo Sanborns posee el 99.9% de Sanborn Hermanos, S. A. empresa que desde entonces ha crecido de 32 a 130 tiendas distribuidas a lo largo de la República Mexicana, al cierre del año 2004.

Sanborns, establecido en 1903 como farmacia, desarrolló el concepto único de tienda-restaurante ofreciendo una amplia variedad de productos. Durante los últimos seis años Sanborns ha introducido nuevos productos y servicios en sus tiendas, incluyendo su tarjeta de crédito (en asociación con Sears), ópticas, equipo de cómputo, software, módulos de servicios bancarios y accesorios así como la recepción de pago de diversos servicios.

Sanborns tiene 3 plantas de procesamiento de alimentos (comisariatos) en donde se realizan los procesos primarios en el manejo de carne, congelamiento de hamburguesas, fabricación de salsas y de pan, los cuales son distribuidos con transporte propio diariamente a los restaurantes. Asimismo, existe una fábrica de chocolates la cual distribuye a las tiendas y restaurantes su producción.

Promotora Sanborns

A través de Promotora Sanborns (empresa tenedora de las siguientes compañías: Administración Integral de Alimentos, S. A. de C. V., Promotora Musical, S. A. de C. V., Pam Pam, S. A. de C. V., Servicios Globales en Comercio Electrónico, S. A. de C. V. así como diversas empresas inmobiliarias), la Compañía opera una cadena de restaurantes la cual adquirió en 1976 con el nombre de Denny's; en 1995 la empresa adquirió la parte minoritaria que poseía Denny's Inc. (20%) y cambió su denominación por la de Sanborns Café, remodelándolos para ofrecer el mismo menú de los restaurantes Sanborns en un ambiente moderno; al cierre del año 2004 contaba con una capacidad de 5,984 asientos. Por otra parte, la Compañía adquirió en 1994 Promotora Musical la cual opera actualmente bajo tres diferentes formatos (Mixup, Mx Mixup, Discolandia) y en diciembre de 2002 adquirió el 95% de la empresa Entretenimiento y Algo Más, S. A. de C. V. la cual opera las tiendas de música Tower Records, que opera tiendas de venta de discos al menudeo. Promotora Musical a través de sus diferentes formatos contaba con un área de total ventas de 31,645 metros cuadrados. Mixup y Mx Mixup se localizan en centros comerciales; su imagen se encuentra orientada hacia clientela con niveles de ingreso medio y alto. Discolandia se localiza en lugares

estratégicos con gran afluencia y cuya imagen va dirigida a clientela con niveles de ingreso bajo y medio. En su conjunto las tiendas de venta de música ofrecen una base de 197,000 títulos de los cuales 140,000 se encuentran activos. En abril de 2000 Mixup lanzó su página de comercio electrónico (www.mixup.com.mx) ofreciendo una amplia variedad de CD's, DVD's y videos.

Adicionalmente a las tiendas de música y restaurantes, Promotora Sanborns a través de Servicios Globales en Comercio, S. A. de C. V., lanzó en septiembre de 1999 la primera página de comercio electrónico en México (www.sanborns.com.mx). Actualmente este sitio ofrece una amplia variedad de productos como son: libros, DVD's, CD's, videos, productos para la salud, juguetes, relojes, equipo de cómputo, software y accesorios, artículos de cuidado e imagen personal, así como perfumes, tabacos, equipo de audio y video entre otros.

Sears México

Sears México se fundó en 1945 como una subsidiaria de Sears Roebuck Inc. y abrió su primera tienda departamental en México en el año de 1947 bajo el nombre comercial de Sears. En los años que siguieron, Sears México abrió tiendas a todo lo largo del país y para mediados de los años cincuenta la marca Sears ya gozaba de un amplio reconocimiento. Tras un período de expansión limitada durante los años setentas, Sears México siguió una estrategia de crecimiento y reubicación a finales de la década de los años ochentas y principios de los años noventas, con lo cual creció de 31 tiendas a finales de 1988 a 44 tiendas a finales de 1995. Como parte de sus esfuerzos de reestructuración en 1996 y 1997, Sears México cerró algunas tiendas cuyos niveles de desempeño eran bajos. En la actualidad, Sears México es una de las cadenas de tiendas departamentales más grandes y con mayor diversidad geográfica en el país, opera 50 tiendas en 30 ciudades, de las cuales diez tiendas están ubicadas en la Ciudad de México. En abril de 1997, Grupo Carso adquirió de Sears Roebuck Inc. una participación accionaria del 60% en Sears México, y en agosto del mismo año, concluyó la adquisición de una participación adicional del 24.9% a través de una oferta pública de compra de acciones; para el 31 de diciembre de 2004 detentaba ya el 84.94%.

Sears México participa con un 48.5% de las ventas consolidadas de la Compañía y ofrece un gran surtido de mercancía que incluye una amplia gama de productos en sus líneas de moda ("softlines") de marca propia y marcas reconocidas, tales como prendas de vestir para dama, caballero y niños, telas, zapatos, joyería, cosméticos finos y accesorios, así como productos de línea de artículos para el hogar ("hardlines") tales como herramientas, aparatos electrodomésticos, enseres para el hogar, equipos de audio y video, teléfonos, cámaras, juguetes y artículos deportivos. Aunque la estrategia de mercado de Sears México se coordina a nivel central, el surtido de mercancía de cada tienda se determina en base a diversos factores tales como el tamaño de la tienda y las diversas consideraciones sobre el mercado local o regional. Sears México ofrece uno de los programas de crédito al consumidor más completos del país, y además ofrece servicios básicos de reparación de automóviles y contratos de servicio para los aparatos electrodomésticos que vende.

Los clientes acuden a las tiendas Sears con mayor frecuencia durante los fines de semana para tener más tiempo en seleccionar la mercancía. Tradicionalmente, durante el año, los meses de mayo noviembre y diciembre son los que tienen mayor volumen de ventas por la celebración del Día de las Madres y por las festividades de fin de año. En cuanto a la mercancía de moda, se identifican en forma muy clara dos temporadas, Primavera-Verano, la cual se inicia desde fines de febrero y se prolonga hasta julio y agosto y la temporada de Otoño-Invierno, con colores y texturas más apropiadas, se inicia en septiembre y se concluye en enero del siguiente año.

El abastecimiento de mercancías lo obtiene en su gran mayoría de proveedores nacionales. La selección de los mismos, se realiza con base en factores de calidad, servicio y precio. Básicamente las industrias con mayor prestigio en ropa, calzado, muebles y aparatos para el hogar, son proveedores de Sears México. Mantiene una relación muy estrecha con los proveedores bajo la filosofía de largo plazo. En conjunto con ellos se realizan la mayoría de las promociones para eventos especiales, tales como liquidación de mercancía por fin de temporada.

La compra de mercancía de importación se realiza en Estados Unidos adquiriendo aparatos para el hogar y herramientas con marcas propias (Kenmore y Crafstman). También compra en Oriente, aprovechando la variedad y novedad de productos de calidad a buen precio.

Controladora y Administradora de Pastelerías

Controladora y Administradora de Pastelerías, S. A. de C. V., es una empresa dedicada a la producción, distribución y venta de una amplia gama de productos de pastelería y panificación (pan de mesa y dulce, pasteles, pasteles individuales, bocadillos y otros), así como a la comercialización de otros productos gastronómicos, confitería y artículos para regalo (dulces, chocolates y gelatinas). Con origen en el año de 1884 y con la apertura del primer establecimiento comercial en la Cd. de México bajo la marca El Globo, fue adquirida por Grupo Sanborns en mayo de 1999 logrando posicionarse dentro del mercado mexicano como una de las cadenas de pastelería y productos de panificación frescos con mayor arraigo y prestigio.

La empresa que participa con un 4.5% de las ventas de Grupo Sanborns, está integrada por cinco divisiones de negocio dentro del ramo de pastelería y productos de panificación, denominadas El Globo, La Balance, Cafeterías, Islas y Carritos, estos últimos instalados en centros comerciales. Estas divisiones se distinguen entre sí por la línea de productos que manejan, así como por el mercado que atienden y los canales de comercialización utilizados para llegar al consumidor final. La división El Globo es la más antigua y la más importante en términos de su contribución a ventas y utilidades operativas al cierre del año 2004. La división La Balance fue incorporada durante el ejercicio de 1993, mientras que el formato de las Islas que se encuentran distribuidas en centros comerciales fue desarrollado durante la administración de Grupo Sanborns, como consecuencia del inicio de una estrategia de diversificación hacia nuevos segmentos de mercado, enfocada a apoyar la expansión de la empresa.

En septiembre de 2003 se anunció la adquisición de pastelerías Monterrey, que incluye 2 plantas y 13 puntos de venta, ubicados en Monterrey, N. L. y Saltillo, Coah. ampliando de esta forma su cobertura al norte del país.

La empresa fabrica y comercializa una diversidad de productos propios, los cuales pueden agruparse de forma general en tres grandes líneas: pastelería, panificación y especialidades. Por otro lado, también comercializa diversos productos gastronómicos maquilados y/o fabricados por terceros. Al 31 de diciembre de 2004 las ventas por línea de producto de la empresa se integraron así 44% panificación, 38% pastelería, 7% especialidades y 11% otros productos. Así mismo maneja las marcas propias El Globo, La Balance y Delibrot.

Operadora de Cafeterías de Grupo Sanborns, S. A. de C. V.

Grupo Sanborns ha iniciado su incursión en el negocio de barras de café por considerarlo de gran potencial de crecimiento en el futuro. Cuenta actualmente con 32 establecimientos ubicados en los principales centros comerciales mayoritariamente de la Ciudad de México. Este negocio intenta aprovechar las sinergias naturales con el respecto del Grupo por lo que se estima tendrá una alta rentabilidad.

Operación de Centros Comerciales.

La Compañía también se dedica al desarrollo, arrendamiento, operación y administración de bienes inmuebles comerciales, en el área metropolitana de la Ciudad de México. Actualmente, la Compañía participa como propietaria en diferentes porcentajes en seis centros comerciales ubicados en el área metropolitana de la Ciudad de México.

Cigatam - Philip Morris México

Cigatam, subsidiaria de Grupo Carso al 50.01%, es la compañía manufacturera de cigarros que vende toda su producción a Philip Morris México, compañía afiliada de Grupo Carso al 49.99%, encargada de la comercialización del producto. Con objeto de describir el negocio, se hace referencia a las dos compañías como Cigatam – Philip Morris México.

Cigatam - Philip Morris México apoyado en su equipo administrativo, personal altamente calificado, equipo con tecnología de vanguardia y una adecuada estrategia de comercialización, incrementó su participación de mercado estimada durante el año 2004 de 59.4% a 60.2%, conservando su posición de líder en el mercado nacional.

A efecto de mantener sus altos estándares de calidad de los cigarros, Cigatam ha realizado durante los últimos años, inversiones en su proceso primario, secundario y de tabaco expandido. Dichas inversiones permiten una mejora continua en la homogeneidad de las mezclas de tabaco que derivan en cigarros más competitivos. Adicionalmente, Cigatam-Philip Morris México ha invertido en la actualización de sus sistemas de información que permiten a la Compañía integrar procesos, modernizar su infraestructura, implementar mejores prácticas y mejorar sus elementos de control.

Categorías de productos vendidos y/o servicios proporcionados

Categoría	**Empresa**	**Productos y servicios**
Industriales	Condumex	Cable de cobre y aluminio para telecomunicación, energía, construcción y automotriz
		Cable de Fibra óptica
		Alambre magneto
		Instalación de telecomunicaciones y energía
		Arneses automotrices
		Autopartes
		Transformadores
		Productos de cobre
		Productos de aluminio
		Productos de plástico
		Concentrado de plomo-plata,
		Concentrado de zinc
		Cobre Catódico
De Servicios		Transporte ferroviario de carga e intermodal
Construcción	Cicsa	Bienes de capital
		Plataformas marinas
		Construcciones y Edificaciones
De Consumo	Porcelanite	Loseta de cerámica para piso y muro
		Adhesivo para recubrimiento de pisos y paredes
	Cigatam	Cigarros
Comerciales	Grupo Sanborns	Tienda de conveniencia (Sanborn Hnos.)
		Alimentos y bebidas
		Tienda departamental (Sears, JC Penney)
		Pan y pasteles, dulces y repostería (Pastelería Francesa)
		Tiendas de música (Promusa)
		Barras de café (Cafeterías)

Procesos Productivos

Grupo Condumex

Para la división cables (construcción y telecomunicaciones), destacan en los procesos productivos, el estirado de cobre, esmaltado, entintado de fibra, estañado de cobre, cableado, enmallado, empapelado o encintado, forrado con cubierta final, la colocación de pines y terminales, la inspección de calidad, y el empaque y embalaje.

Para la división energía, se incluye el enrollamiento de solera para bobinas, barrenado, rolado y soldadura de placas metálicas, armado o ensamble de equipo de proceso, las pruebas hidrostáticas, troquelado y devanado de bobinas, ensamble, colocación de accesorios de conexión y alimentación, proceso de secado, inspección de calidad, empaque y embalaje.

Para la división autopartes, los procesos incluyen: corte, aplicación de sellos y terminales, aplicación de molduras y juntas de cables, fundición, esmerilado, torneado, maquinado y pulido, soldadura, ensamblado, sellado y pintado, la inspección de calidad, y el empaque o embalaje.

Para la división instalaciones, los principales procesos son:

- Investigación en campo, trabajo de gabinete y elaboración del proyecto.
- Planificación de obra, logística de materiales, excavación, colocación de ductos, relleno, compactación, reposición de banquetas y asfaltos, colocación de postes, inmersión y tendido de cable y conectorización.
- Investigación de posibles sitios, estudios de línea de vista, contratación de sitio y construcción de radio bases.
- Programación, logística y seguimiento de proveedores, supervisión de trabajos de instalación de torres, equipos de conmutación y transmisión.

División Cobre:
El proceso de fabricación de cobre puede ser por medio de extrusión de billets para la fabricación de tubería, barra y perfiles; fundición continúa para la fabricación de alambre y laminación en caliente para cierto tipo de láminas.

División Aluminio:
Los productos laminados se producen a partir de fundición continua y laminación en frío hasta obtener el espesor deseado. Los perfiles se extruyen a partir de lingotes redondos.

División Plásticos:
La tubería se obtiene a partir de resina, la cual es mezclada con otros compuestos y finalmente se extruye hasta obtener las dimensiones deseadas. Las conexiones son fabricadas mediante el método de inyección.

División Minera:
El proceso de exploración geológica se enfoca a la localización de yacimientos minerales, para lo cual sigue tres etapas básicas: Etapa preliminar, que consiste en ubicar, investigar y compilar la información de las áreas favorables de contener mineralización de interés económico; Etapa de evaluación, que son aquellos estudios geológicos regionales, semidetalle y a detalle de las áreas favorables, y la Etapa final cuya evaluación se realiza con métodos de exploración directos de las áreas de interés resultantes de las etapas anteriores.

Localizado un cuerpo de mineral económicamente rentable se extrae el mineral ya sea a tajo abierto o de mina subterránea, para llevar el mineral hacia unas trituradoras donde se reduce su tamaño para poderlo enviar al molino que lo muele hasta dejarlo como polvo para poderlo enviar a la planta de beneficio en donde por medio de reactivos separan el mineral de otras impurezas; después de este proceso se obtiene como resultado el concentrado de plomo o de zinc, que se envía al almacén de concentrados, de donde sale para su venta.

Cicsa

En la fabricación de plataformas marinas petroleras, el proceso se inicia con la fabricación de tubería de grandes diámetros y espesores la cual es formada dentro de las naves industriales donde también se forman la mayor parte de las columnas, pilotes y conductores, también bajo techo se fabrica la tubería de proceso, vigas de tres placas, los misceláneos y los arrostramientos.

Porcelanite

- Se prepara el cuerpo cerámico (pasta) hasta obtenerlo en forma granular,
- La pasta se prensa para obtener las losetas,
- Estas se transportan a través de bandas a los secadores, la carga y descarga de las losetas se efectúa automáticamente,
- Se prepara el esmalte de acuerdo a las formulas de los productos,
- Inmediatamente a la salida de los secadores, las losetas se transportan por medio de bandas a la esmaltadora,
- Se queman en hornos de rodillos, controlados automáticamente por medio de sistemas electrónicos.
- Una vez cocido el producto, se descarga el horno por medio de carros o vagonetas de almacenamiento para realizar la selección del producto,
- La loseta se transporta hasta un tablero donde se realiza la selección por defecto, tono y calibre, esta clasificación se realiza visual y automáticamente,
- Se empaca en cajas de cartón, como producto terminado.

Cigatam

Proceso de fabricación de cigarro

La fabricación de este producto requiere de una gran cantidad de insumos, materiales, maquinaria especial y personal capacitado técnicamente en las etapas de la producción, no sólo para cumplir con el buen control de la operación del equipo sino además para satisfacer las normas de calidad que exige el cigarrillo. El proceso de elaboración lo podemos resumir en general como sigue:

BODEGA DE TABACO. El tabaco es almacenado de acuerdo a su identificación (origen, cosecha, tipo, etc.) para posteriormente preparar las diferentes mezclas requeridas.

PROCESO PRIMARIO. Esta etapa se puede considerar como la preparación del tabaco y se divide en dos partes: la línea de salseado donde la hojuela es acondicionada mediante vapor e incremento de humedad para luego ser almacenado temporalmente en un silo llamado de reposo; y la línea de picado donde la hojuela pasa a través de las máquinas picadoras convirtiéndola en hebra de hojuela para luego llevarla al cilindro aromatizador en el cual se le proporciona el sabor característico de la marca. Al finalizar esta etapa, la mezcla de hebra reposa en el almacén de hebra, de donde es tomada para el proceso de manufactura del cigarro.

MANUFACTURA. En esta parte del proceso, se hace la integración de materiales y materia prima (tabaco) para dar forma final al producto y su correspondiente presentación para el mercado en dos etapas como se describen a continuación:

1) ELABORACIÓN. Aquí el tabaco se va forjando como una varilla larga, con envolvente de papel la cual se va cortando a longitud requerida para finalmente, adicionar el filtro si así lo requiere la presentación.

2) ENCAJETILLADO. Los cigarros a granel pasan a la máquina encajetilladora, donde en cantidades específicas (conforme presentación), primeramente son envueltos en papel aluminio, después colocados en su cajetilla, enseguida se encelofanan y luego se empaquetan o envuelven. Finalmente los paquetes son colocados en cajas y llevadas al almacén de producto terminado.

Materias Primas Directas

Las principales materias primas directas sujetas a transformación para la producción de bienes industriales y de consumo se muestran en la siguiente tabla:

Materia Prima	Proveedor
Cobre	Codelco, Minera Sur Andes, Mexicana de Cananea, Mexicana de Cobre, Glencore, Trafigura.
Zinc	Ind. Minera México
Briquette	Elkem Aluminum
Níquel	Glencore
Fritas y esmaltes	Cover, Esmacer, Ferro Mexicana, Cerdec
Mat. Para empaque	Unipak
Aluminio	Glencore
Cables de acero	Aceros Camesa, Hylsabek
Carretes	Ind. de Durango, Multipack
Chatarra de acero	González
Fibra óptica	Corning
Resina	Gpo. Primex, Nace, North American P.
Aisladores	Ronetool, Industrial Cer, Insulator, Eich Weidman
Tabaco	Tadesa, Dimon Internacional, Universal Leaf Tobacco
Diesel	Petróleos Mexicanos
Acero	Dilinger, AHMSA

En el caso del sector minero, la principal materia prima proviene de los depósitos de minerales que tienen concesionados las compañías mineras.

Los precios de algunas de las principales materias primas de Condumex y Nacobre, tales como cobre, aluminio y resina, se determinan en dólares, con base en su cotización en mercados internacionales, por lo que es factible que atraviesen por períodos de volatilidad. Durante el año 2004, todos los precios de referencia mostraron incrementos.


Precios Promedio de Materias Primas
(cts / lb)
59.2%
19.8%
9.0%
Cobre
Aluminio
PVC
2003
81.05
64.94
38.26
2004
129.00
77.80
41.70

Estacionalidad de Principales Negocios

La parte comercial muestra estacionalidad hacia el tercer trimestre, y principalmente hacia el cuarto.

La estacionalidad en la parte comercial es producto de la temporada de fin de año, ya que la porción del ingreso destinada a la adquisición de bienes y servicios incrementa durante este período.

Para la parte industrial, hay estacionalidad hacia la segunda mitad del año, y al igual que la parte comercial, principalmente hacia el cuarto trimestre. En el mercado automotriz la estacionalidad se tiene en la época de cambio de modelo que normalmente es hacia mediados de año y en la que se reducen las ventas al mercado de equipo original.

Categoría de Productos o Servicios Similares

Los productos agrupados por categorías, que representan más del 10% de los ingresos totales consolidados del Grupo se presentan a continuación:

Categorias	VENTAS (millones de pesos)					
	2004		2003		2002	
	Importe	%	Importe	%	Importe	%
Cigarros	12,477	17.9	11,607	19.5	11,372	20.0
Ventas al menudeo de consumo directo	22,224	31.9	20,070	33.7	19,510	34.4

Nota:
El porcentaje, es sobre las ventas consolidadas de Gcarso.

ii) Canales de Distribución

Las empresas subsidiarias de Grupo Carso cuentan con canales de distribución en la República Mexicana, y Estados Unidos, además de contar con presencia a través de Internet con páginas electrónicas B2B y B2C. Cigatam – Philip Morris México vende y distribuye sus productos únicamente en México y no utiliza el Internet para venta o promoción a consumidores.

Grupo Condumex

Condumex ofrece un servicio eficiente a sus clientes en México a través de una sólida y vasta red de ventas y distribución, comprendida por 54 oficinas de venta regionales y bodegas, así como 38 oficinas de servicios de instalación en todo el país. Los clientes de Estados Unidos y Canadá son atendidos por las oficinas de venta y centros de distribución en Arlington, Tx., Charlotte, N.C. e Indianápolis, Indiana, así como un centro de servicio al cliente ubicado en Laredo, Tx. Otras oficinas comerciales sirviendo a clientes en la Unión Europea, están localizadas en Alemania y España; en tanto que en Asia, a través de su oficina en Shangai, China; Por su parte, las oficinas de Chile, Brasil, y Guatemala sirven al mercado de Latinoamérica. Las exportaciones (no incluidas en el TLC) se manejan a través de un grupo especializado en ventas, ubicado en el D.F.

Grupo Condumex, Red Comercial Nacional


SELMEC
BIENES DE CAPITAL
TELECOMUNICACIONES.
NACEL
AUTOMOTRIZ
INSTALACIONES
OFICINA
OFICINA / BODEGA
CENTRO DE DISTRIBUCIÓN

Red Comercial Internacional


10. Indianapolis
1. CHARLOTTE, NC
2. ARLINGTON TX
3. GUATEMALA, GUA
7. LAREDO TX
10. MANAGUA, NICARAGUA
6.VINHEDO, BRASIL (planta)
4.SANTIAGO, CHILE
9.SAO PAULO, BRASIL
8. WUPPERTAL, ALEMANIA
5. ZARAGOZA, ESPAÑA (planta)
11 SHANGAI, CHINA

Nacobre cuenta con diez centros de distribución ubicados estratégicamente en diversos estados de la República Mexicana para la oportuna atención y servicio a sus clientes. Adicionalmente se tienen establecidas dos empresas comercializadoras en el extranjero, Copper & Brass International Corp. con sede en Houston, Texas, EUA y dos centros de distribución en Laredo, Texas y en Chicago, Illinois, así como Cupro do Brasil LTDA en Sao Paulo Brasil.



TIJUANA
CD. JUÁREZ
MONTERREY
MOCHIS
LEON
VERACRUZ
MERIDA
GUADALAJARA
PUEBLA
METROPOLITANA
2. CHICAGO ILL.
BODEGA
1. LAREDO TX
BODEGA
3. HOUSTON TX.
OFICINA
4.BRASIL
BODEGA Y OFICINA

Ferrosur opera principalmente mediante la venta directa a usuarios finales a través de personal propio.

La división minera distribuye sus productos mediante contratos de venta a mediano y largo plazo, a través de sus principales subsidiarias como son Minera Tayahua, Minera María, y Minera San Francisco del Oro.

Grupo Sanborns

Grupo Sanborns opera preponderantemente a través de la venta directa a consumidores finales, lo cual realiza mediante de 580 puntos de venta.

Al cierre del año, Grupo Sanborns estaba conformado por Sanborn Hnos., con una cadena de 130 tiendas especializadas con operaciones de restaurante y tienda, 31 Sanborns Café, 65 tiendas de música, 50 tiendas Sears, 191 pastelerías El Globo y 32 cafeterías.

Grupo Sanborns cuenta además con páginas electrónicas a través de las cuales se promocionan productos como discos, libros, juguetes, artículos de fotografía, equipo de audio y video, perfumes, entre otros.

Porcelanite

La comercialización de los productos en México se realiza a través de la más importante red de distribución de acabados de la construcción que existe en el País, representada por más de 100 distribuidores autorizados, con alrededor de 500 puntos de venta y con presencia en las principales ciudades, así como en poblaciones con atractivo de crecimiento.

Los distribuidores de los productos Porcelanite cuentan con instalaciones adecuadas para la realización de ventas de mayoreo y menudeo y con la facilidad de surtimiento para proporcionar un excelente nivel de servicio a los diferentes mercados a los que se orientan. La red de distribución se encuentra extendida hacia los Estados Unidos, Centroamérica y el Caribe.

Cigatam – Philip Morris México

Cigatam es la compañía manufacturera de cigarros que vende toda su producción a Philip Morris México, encargada de la comercialización del producto. Philip Morris México realiza la comercialización y venta de sus productos a nivel nacional principalmente a través de mayoristas, quienes a su vez venden los productos a las tiendas de detalle. Además, Philip Morris México vende directamente a cadenas de autoservicio y tiendas de conveniencia.

iii) Patentes, Licencias, Marcas y otros Contratos

A continuación se proporciona información sobre las patentes, licencias y marcas relevantes de las principales subsidiarias de Grupo Carso.

Condumex

Información de Patentes.

Número de Patente	Título	Fecha de Concesión
Cables para telecomunicaciones y conductores eléctricos		
MX188229	Cable de fibra óptica de doble envolvente que impide la penetración de agua	2004
CA2212672	Cable conductor eléctrico co-extruido en tres capas aislante de baja absorción de humedad , método eléctrico , baja emisión de gases tóxicos y humos , retardante a la flama	2004
CA2209508	Cable de fibra óptico mejorado	2004
MX219203	Cable de uso múltiple para telecomunicaciones de planta externa	2004
MX006723	Cable de acometida para servicio de alto desempeño en transmisión de voz, video, datos y acometida	2004
Conductores eléctricos para la industria automotriz		
CA2229779	Cable primario de conductor comprimido	2004
CA2232920 CL727/98	Cable primario de pared ultra delgado para servicio automotriz	2004
AR014044B1	Conductor eléctrico automotriz flexible de alta resistencia mecánica a base de aleaciones de cobre.	2004
US09/739596	Conductor eléctrico automotriz flexible de cobre de alta resistencia mecánica usando un alambre central de CCS y su manufactura.	2004
Dispositivo de interconexión para terminales telefónicas, identificador de llamadas para uso en centrales telefónicas		
MX197965 US5907605 AR007709B1	Equipo dual de identificación de llamadas telefónicas	2004
Equipo, formulaciones de compuestos aislantes y sistemas de embalaje y estibado de conductores eléctricos automotrices.		
EP98304252.4	Sistema de embalaje y estibado de conductores eléctricos automotrices	2004
CA2210057 JP3570264	Formulación poliolefinica de baja emisión de humos sin halógenos y resistencia a la flama para protección aislante de cable automotriz	2004
MX976472 EP98305511.2	Sistema de embalaje y estibado automático de conductores eléctricos.	2004
MX9910482	Sistema mejorado de empaque y estibado reusable y transportable para manejo de conductores eléctricos automotrices.	2004
MX011517	Composición polimérica de PVC libre de plomo para aislamiento y cubierta de cable automotriz de pared ultra delgada, resistente a la abrasión y alta temperatura de operación.	2004
Sistemas de medición y manufactura y equipo para mejora de procesos productivos de partes para motor		
MX996133	Maquina pareadora automática de cable automotriz con control electrónico y método de torsión.	2004
Sistemas de medición y de eliminación de burbujas de aire para mejora de procesos productivos de cable y formulas poliméricas de aislamiento		
MX192698 US5947299 BRP19705095-4 PE 917.97	Clasificador y reactor hidráulico de partículas sólidas con aplicación de ultrasonido	2004
MX977661	Procedimiento y aparato para la refinación de metales preciosos.	2004

Siglas: MX=México; US = USA; CA = Canadá; EP = Europa; BR = Brasil; AR = Argentina; JP = Japón; Pe = Perú; CL = Chile

Las patentes de Condumex han sido concedidas para su explotación por un período de 15 años.

Las principales marcas son: Condumex, Condulac, Vinanel, Vinilat, Bravo Twist, Latincasa, Carpro, Gabriel, IEM, Selmec, Equiter, S&C Selmec, Precitubo, Microm, Sinergia, Cordaflex, Cablena, Procisa, Nacobre, Cupro San Luis, Cobrecel, Almexa, Alurey, Alupak, Rasa, Conesa, Foilum, Alukitchen, Duralon, Durahol y Tuflex.

Los principales contratos de Licencia y Asistencia Técnica están celebrados con: Euroline, S. A. (ventanas de aluminio) y Wavin Overseas B.V. (tubos y conexiones de PVC).

Porcelanite

Las principales marcas comerciales con que cuenta son: Porcelanite, Itálica Alessandra y Alcer.

Cigatam - Philip Morris México

Se tiene contrato de licencia de marcas y asistencia técnica con Philip Morris Products S.A. quien es la propietaria de las marcas internacionales que se elaboran y venden en México por Cigatam - Philip Morris México tales como *Benson & Hedges*, *Marlboro* y *L&M*. Cigatam produce y es la dueña de las marcas nacionales *Delicados*, *Broadway*, *Faros*, *Elegantes*, *Tigres* y *Líder*, que son otorgadas bajo licencia a Philip Morris México para su comercialización.

Grupo Sanborns

Por lo general, el plazo de los contratos de arrendamiento celebrados por la Compañía, con arrendatarios no afiliados es de dos o tres años. Los contratos de arrendamiento con compañías subsidiarias generalmente son a plazos más largos. En términos generales, los contratos de arrendamiento prevén el pago de una renta mensual más una cuota para cubrir los cargos por servicios públicos, costos comunes, limpieza y otros costos de mantenimiento. Algunos otros contratos de arrendamiento celebrados, prevén el pago de renta por la cantidad que resulte más alta de entre cierta cantidad fija o un porcentaje de sus ventas. El impuesto predial es a cargo de la Compañía. Además, por lo general, los arrendatarios pagan por adelantado una cuota por concepto de acceso al centro comercial, cuyo monto varía de un contrato a otro. En el supuesto de que un arrendatario desocupe su local, él mismo puede recuperar una parte de esta cuota cargándola al nuevo arrendatario. Sin embargo, la Compañía generalmente se reserva el derecho de recibir la cantidad que resulte más alta de entre el importe de seis meses de renta o el 30% de la cuota de acceso pagada por el nuevo arrendatario. Además de lo anterior, por lo general, los arrendatarios pagan un depósito equivalente a dos o tres meses de renta para cubrir cualquier daño que ocasionen en el local arrendado. De acuerdo con la experiencia de la Compañía, en términos generales estos depósitos han resultado adecuados para cubrir dichos daños. Cualquier cantidad sobrante después de la reparación de los daños, se devuelve al arrendatario.

Por lo que respecta a los inmuebles arrendados por la Compañía se sigue una política general de pago de rentas la cual se hace sobre lo que resulte mayor entre: una renta mínima mensual de garantía como anticipo, y la aplicación de un porcentaje sobre las ventas netas mensuales que resulten en el mes de que se trate.

La política de contratación de locales arrendados es la de obtener el plazo máximo permitido por las leyes, que es de 15 a 20 años. Las opciones de renovación nunca son menores a 5 años y su negociación se inicia cuando menos con una anticipación de un año y en algunos casos 6 meses.

Se tienen celebrados contratos con algunos de los principales transportistas en el país, con el objeto de llevar la mercancía de la frontera norte a la Ciudad de México y transferir mercancías del centro de distribución de Vallejo a diferentes tiendas, así como para distribuir la producción de la planta a las sucursales El Globo y La Balance.

A continuación se presenta una relación de las marcas registradas de la Compañía:

Título	Tipo	Clase	Productos	Signo Distintivo	Titular	Vence	Observaciones
403321	Marca Innominada	42	Servicios de restaurantes	Diseño (tres tecolotes)	Sanborn Hermanos, S. A.	25-May-10	
13353	Nombre Comercial	42	Vender en general toda clase de artículos	Sanborns	Sanborn Hermanos, S. A.	19-Dic-13	
599180	Marca Nominativa	43	Servicios de restaurante	Sanborns	Sanborn Hermanos, S. A.	30-Abr-13	
513950	Marca Mixta	42	Restaurantes	Sanborns Café y diseño (tres tecolotes)	Sanborn Hermanos, S. A.	13-Nov-05	Renovación en trámite
462620	Marca Mixta	42	Comercializaci ón de discos	Mixup y diseño (Mixup en relieve)	Promotora Musical, S. A. de C. V.	10-Mar-14	
20294	Nombre comercial	42	Pastelería, confitería y repostería	El Globo	Gastronomía Avanzada, S. A. de C. V.	08-May-11	
409787	Marca Nominativa	42	Servicios de pastelería	El Globo	Gastronomía Avanzada, S. A. de C. V.	21-Nov-11	
585394	Marca mixta	42	Servicios de pastelería	El Globo y diseño (Globo aerostático y leyenda fundada en 1884)	Pastelería Francesa, S. A. de C. V.	30-Jun-08	

Sanborns

Sanborns es propietaria y utiliza marcas de productos elaborados en sus fábricas, como son la crema Teatrical (de acuerdo a la fórmula establecida por los laboratorios Sanborns) y el agua de colonia Sanborns.

Asimismo, en los productos de dulces y chocolates, Sanborns fabrica y comercializa sus marcas conocidas en el mercado como los chocolates Capitán, Tecolote, Manicero, así como los dulces Ponpons, Gomitas y sus tradicionales cajas de regalos de chocolates.

Sears México

En forma simultánea a la compra de una participación accionaria mayoritaria en Sears México por parte de la Compañía en abril de 1997, Sears México celebró un contrato de licencia de uso de marcas (el "Contrato de Marcas Sears") con Sears Roebuck, conforme el cual Sears México obtuvo, entre otros derechos: (1) una licencia exclusiva para utilizar la marca "Sears" en la operación de tiendas de venta al menudeo en México y (2) una licencia no exclusiva para utilizar ciertas marcas, nombres comerciales, lemas y otros derechos de propiedad Sears Roebuck Inc. en la comercialización y venta de ciertos productos de esta última. El Contrato de Marcas Sears tiene vencimiento hasta el año 2012.

Además de los productos de marca, Sears México ha celebrado contratos de licencia exclusiva con Sears Roebuck, para vender productos de línea de artículos para el hogar ("hardlines") con las marcas Kenmore, Roadhandler y Craftsman entre otras, ropa para caballero marca Franco Rossini y pantalones de mezclilla marca Canyon River Blues entre otras. Además, Sears México está desarrollando su propia línea de ropa para dama, caballero y niños, artículos para baño y otros. Sears México considera que en términos generales la mercancía de marca propia le ofrece al cliente una mayor calidad a precios más bajos y tiene márgenes de utilidad superiores a la mercancía de marcas reconocidas, y que su programa de marcas propias ayuda a distinguirla de sus competidores. En 2004, aproximadamente el 2.0% de las ventas de menudeo de Sears México, se derivaron de la venta de mercancía de marca propia. La estrategia de la Administración consiste en incrementar consistentemente el porcentaje de participación en el total de ventas representado por las ventas de mercancía de marca propia.

Sears México, tiene una licencia exclusiva (Pier 1) que vence en diciembre de 2006; tal licencia ofrece a sus clientes una combinación de productos que la distinguen de sus competidores. Actualmente, Sears México vende mercancía de "Pier 1" en 24 de sus tiendas. Sears México también cuenta con una licencia exclusiva para vender ropa casual bajo la marca Carlo Corinto en México.

Sears México concesiona espacio dentro de sus tiendas a terceros, tales como reparación de relojes, ópticas y aparatos auditivos.

Controladora y Administradora de Pastelerías

Controladora y Administradora de Pastelerías tiene registradas entre otras, las marcas comerciales "El Globo", "Delibrot" y "La Balance" ante el Instituto Mexicano de la Propiedad Industrial dependiente de la Secretaría de Economía, así como derechos de autor relacionados con su actividad ante la Dirección General de Derechos de Autor dependiente de la Secretaría de Educación Pública.

Por otra parte al 31 de diciembre de 2004 la empresa contaba con nueve franquicias, cuatro en la Ciudad de León y dos en la ciudad de Aguascalientes, dos en la ciudad de Pachuca y una en Puebla; reguladas bajo un contrato para el uso de licencia de marca así como asistencia y conocimiento técnico para operar un establecimiento con los mismos estándares que los de una pastelería el Globo y los cuales oscilan entre 5 y 7 años sujetos a renovación.

Promotora Musical

Promotora Musical tiene registrados los nombres comerciales de "Mixup", "Mx Mixup", "Discolandia" y tiene un contrato de franquicia para utilizar la marca "Tower Records".

Políticas de Investigación y Desarrollo

Grupo Carso cuenta con el Centro de Investigación y Desarrollo (CIDEC), que se dedica al desarrollo de nuevos procesos, nuevos materiales y nuevos productos relacionados con los mercados que atiende G Carso (telecomunicaciones, construcción, autopartes, energía y minería entre otros), así como un Centro Técnico dedicado al desarrollo de software, principalmente para aplicaciones automotrices.

Cuenta con instalaciones propias, localizadas en el Estado de Querétaro y con un grupo de 120 personas que trabajan exclusivamente en el área de investigación y desarrollo, en las áreas de cables, fibra óptica, telecomunicaciones, metalurgia, modernización y sistemas de calidad, y de 268 ingenieros en el Centro Técnico.

Sus proyectos están orientados hacia el incremento de la productividad (a través de la reducción de los costos en las materias primas y al desarrollo de materiales y compuestos propios para aplicaciones específicas, a la mejora de los procesos productivos existentes, a la revisión de almacenes, a la reducción de desperdicios, etc.), al desarrollo de nuevos productos (todo tipo de cables de cobre, aluminio y fibra óptica, dispositivos electrónicos para las telecomunicaciones, desarrollo de software) y a la ecología (reutilización de residuos peligrosos y no peligrosos, disminución de la generación de contaminantes, etc.)

Las solicitudes de proyectos provienen de las áreas comerciales y de las plantas del Grupo, los criterios para su aceptación y elaboración son los siguientes:

- Proceso de Competitividad de las plantas (reducción de costos y diferenciación de productos).
- Proceso de Calidad de las plantas (mantenimiento de la tecnología que permita la consistencia de nuestros procesos y productos).
- Esquema de desarrollo de nuevos productos (todo lo nuevo que permita el crecimiento y la diversificación de grupo).
- Estudio costo – beneficio.

En el año de 2002, Grupo Condumex fue ganador el Premio Nacional de Tecnología. En el aspecto de sistemas de gestión de calidad, el CIDEC está certificado bajo la norma ISO-9001:2000, y el Centro Técnico QS-9000:2000.

La compañía no ha celebrado contratos relevantes diferentes a los que tenga que ver con el giro normal de los negocios en los que participa.

iv) Principales Clientes

Grupo Carso no tiene clientes. A continuación se presenta una tabla con los principales clientes de las subsidiarias de Grupo Carso, de acuerdo a la categoría de producto/servicio que ofrecen:

Categoría	Producto / Servicio	Principales clientes
Industriales	Cable	CFE, Luz y Fuerza, Telmex, PEMEX, constructoras, Delphi, otras empresas telefónicas, distribuidores, etc.
	Instalación	Telmex, América Móvil, CFE, compañías de televisión por cable
	Arneses eléctricos y autopartes	General Motors, Volkswagen, Ford, Daimler-Chrysler distribuidores y refaccionarias
	Tubo, láminas, perfiles, alambres y conexiones de cobre y aleaciones. Perfiles, láminas y productos maquinados de aluminio. Tubos y conexiones de PVC, tubos de polietileno y prolipropileno.	Distribuidoras de materiales para la construcción, industria automotriz, eléctrica, electrónica, aire acondicionado, línea blanca, refrigeración, alimenticia y farmacéutica.
	Concentrado de plomo-plata, zinc	Met-Mex Peñoles, Trafigura Beheer B.V.
De Servicios	Transporte ferroviario de carga	Principalmente empresas comercializadoras de granos e industrias química, cementera y vidriera.
Consumo	Loseta cerámica	Sanimex, Cousins Carpet, Mundo Tile, Grupo Recubre, Ceramat, Grupo Llano De la Torre, El Surtidor, Grupo Kuroda, como mayoristas.
	Adhesivos	Sanimex, Grupo Recubre, Grupo Llano De la Torre, El Surtidor, La Diagonal.
	Cigarros	Nueva Walmart de México, Grupo Oxxo y Grupo Costco de México.
Comerciales	Alimentos y bebidas, regalos, artículos de tocador, discos, cassettes, pan y pasteles, electrónicos, entre otros	Público en general

Cigatam, subsidiaria de Grupo Carso, registró ventas a Philip Morris México, equivalentes al 17.9% de las ventas consolidadas de Grupo Carso. Philip Morris México es una empresa asociada de Grupo Carso, y se encarga de distribuir y comercializar los productos elaborados por Cigatam.

v) Legislación Aplicable y Situación Tributaria

Grupo Carso está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, tales como el Código de Comercio, la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y las disposiciones en materia fiscal que le son aplicables.

Grupo Carso tiene autorización para consolidar sus resultados fiscales para Impuesto Sobre la Renta e Impuesto al Activo (IA) con el carácter de sociedad controladora a partir del ejercicio de 1994, por lo que el resultado fiscal consolidado y la base consolidada de IA incluyen el resultado fiscal y la base de IA de sus controladas (subsidiarias).

Ver Nota 11 de los estados financieros dictaminados adjuntos.

La venta de cigarros esta sujeta al pago del Impuesto Especial sobre Producción y Servicios (IEPS). En este sentido, Cigatam pagó el impuesto correspondiente mensualmente a una tasa de 110% para cigarros con filtro y de 100% para cigarros sin filtro durante el año 2004. A partir del 1° de Enero de 2005 se deberá pagar el impuesto correspondiente mensualmente a una tasa de 110% tanto para cigarros con filtro como para cigarros sin filtro durante el año.

La industria cigarrera y el Gobierno Federal acordaron el establecimiento de una contribución a partir del mes de octubre de 2004 de 2.5 centavos por cigarrillo vendido en México, para el Fondo de Protección Contra Gastos Catastróficos administrado por la Secretaría de Salud. Dicha contribución está exenta de IEPS e Impuesto al Valor Agregado (IVA) y es deducible del impuesto sobre la renta. La empresa manufacturera es la encargada de la recaudación y pago de la contribución al Fondo, en este caso Cigatam.

vi) Recursos Humanos

Grupo Carso no tiene empleados; sin embargo, a través de sus subsidiarias, contaba al final del año 2004, con más de 81 mil empleados, de los cuales, el 62% son funcionarios y empleados, y de éstos, el 39% son de confianza y el 61% están sindicalizados. El 38% del total del personal es obreros, todos sindicalizados.

	De Confianza	Sindicalizados	Total
Funcionarios	933		933
Empleados	18,930	30,823	49,753
Obreros		31,204	31,204
Total	19,863	62,027	81,890

La relación de las subsidiarias con sus sindicatos se ha mantenido, hasta la fecha, en buenos términos.

vii) Desempeño Ambiental

Grupo Carso cuenta con una política ambiental a nivel subsidiarias, a continuación se presenta la política ambiental de las principales subsidiarias.

Grupo Condumex

Desde el año 1999, Grupo Condumex cuenta con una política corporativa de protección del ambiente. Se ha emprendido un programa para implantar sistemas de administración ambiental en las plantas del grupo. Como resultado de este programa, once plantas cuentan con certificación en el sistema ISO-14001 y tres plantas más están en proceso de certificarse; adicionalmente, cinco empresas cuentan con Certificado de

Industria Limpia emitido por la autoridad competente en el ámbito federal o estatal. Las actividades productivas de Grupo Condumex se consideran de impacto ambiental de bajo a medio.

Las empresas de Nacobre, de competencia federal desde el punto de vista ambiental, se han adherido al Programa de Auditorías Ambientales promovido por la Procuraduría Federal de Protección al Ambiente. Actualmente cuatro empresas cuentan con Certificado de Industria Limpia, en tanto que tres de ellas desarrollan el plan de trabajo orientado a la consecución de dicho certificado o están en proceso de renovar su certificación. Las plantas de competencia local cumplen con la normatividad ambiental vigente. Las actividades productivas de Nacobre se consideran de impacto ambiental de bajo a medio.

En la división minera, se cuenta con dos unidades industriales certificadas como Industria Limpia. Se ha instrumentado un sistema de administración ambiental enfocada a minimizar la generación de residuos; a reducir impactos ambientales adversos y a contar con planes de atención a contingencias y emergencias ambientales. Dentro de este sector, las actividades productivas se consideran de impacto ambiental de medio a alto.

En la división ferroviaria, Ferrosur cuenta con Certificado de Industria Limpia en sus talleres de Apizaco, Tlaxcala, Veracruz, Coatzacoalcos y Orizaba, Ver.; y en su zona de abastos de Puebla, Pue.. Se construyó además, una nueva zona de abastos en Tierra Blanca, Ver., que cumple con la normatividad ambiental.

Grupo Sanborns

La Compañía se caracteriza por cumplir con las normas ambientales que le son aplicables, por lo que en cada una de las unidades o establecimientos en los que participa se cumplen los requisitos correspondientes y se obtienen las autorizaciones a que los mismos están sujetos, principalmente en materia de control y registro de aguas residuales, emisiones a la atmósfera, así como para el manejo y disposición final de residuos sólidos y materiales peligrosos cuando por necesidades del negocio se manejan o se generan. Para tales efectos, la Compañía normalmente contrata los servicios de empresas debidamente autorizadas por las Autoridades ambientales o sanitarias respectivas.

La Compañía considera que ninguna de las actividades propias de los negocios que maneja representan algún riesgo importante considerable en materia ambiental, por lo que la misma no esta sujeta a controles o registros especiales.

Porcelanite

Grupo Porcelanite cuenta con una Política para Protección al Ambiente. Las plantas de Grupo Porcelanite son de competencia local y cumplen con la normatividad vigente. Sus actividades productivas se consideran de impacto ambiental bajo.

viii) Información del Mercado

Grupo Condumex

Condumex

Los principales mercados que atiende Condumex a través de sus diferentes compañías son:

Telecomunicaciones.- Fundamentalmente enfocado al sector comunicaciones, este sector ha enfrentado una fuerte competencia acentuada por la disminución en la demanda de diferentes productos, sin embargo, el desarrollo de proyectos llave en mano que integran el diseño, la manufactura y la instalación han permitido a Grupo Condumex mantener su presencia en el mercado. Condumex se mantiene como uno de los principales proveedores de cable, ingeniería y construcción de redes para la industria de las telecomunicaciones en México.

Construcción y energía.- En el gran mercado de la construcción, Condumex participa con una amplia gama de productos, donde el reconocido prestigio de su marca y la fuerza de su red nacional de distribuidores le ha permitido ser exitoso, participa en mercados de la industria química, petroquímica y de proceso, así como en la industria eléctrica.

Así mismo, Condumex fabrica equipos y materiales y ofrece servicios utilizados en las actividades de generación, transformación, transmisión y distribución de energía eléctrica, tanto en el sector paraestatal como en el sector privado, tiene también un mercado importante en la exportación de sus productos, principalmente a USA, Venezuela, Colombia, Argentina, etc.

Sus principales clientes son PEMEX, CFE, la industria del proceso en general e internacionalmente las grandes firmas de ingeniería y construcción.

Automotriz.- Atiende necesidades del sector auto partes, el dinamismo mostrado, las ventajas de Condumex originadas por una integración vertical de su producción y sus alianzas estratégicas permitieron mantener la preferencia dentro del mercado.

Los principales competidores de Condumex en los distintos mercados en que participa son empresas nacionales y extranjeras tales como: Yazaki, Boge, Monroe, Hastings, Cofap, Xignux, IUSA, Pirelli, Phelps Dodge, Comscop y Belden.

División Cobre.
Los productos de la división Cobre concurren al mercado de la construcción, industria automotriz, eléctrica y electrónica, línea blanca, aire acondicionado, refrigeración, cartuchería deportiva e industria militar, así como acuñación de monedas, artesanías, plantas de generación de energía eléctrica e intercambiadores de calor.
El principal competidor en esta división es Industrias Unidas, S. A. de C. V.

División Aluminio.
Los productos de la división Aluminio abastecen a los mercados de la construcción, automotriz, línea blanca y artículos domésticos, industria eléctrica, alimenticia y farmacéutica e industria en general.
Los principales competidores de esta división son Cuprum e Indalum.

División Plásticos.
Los sectores del mercado a los que concurren los productos de la división Plásticos son construcción, telefónico, hidráulico y agrícola.
Los principales competidores de esta división son Plásticos Rex y Plásticos Omega.

Las empresas del grupo también enfrentan la competencia de la importación de productos similares a los que manufacturan.

Nacobre mantiene una importante ventaja competitiva en el mercado al ofrecer a sus clientes una gran diversidad de productos, los cuales son fabricados con la más alta tecnología y calidad con prestigio internacional.

División Minera
La división Minera cuenta actualmente con un mercado nacional y de exportación, en el mercado nacional el principal cliente es Met-Mex Peñoles y Nacel, y para el mercado de exportación, vende en E.U.A., donde su principal cliente es Trafigura.

Los factores que más afectan a estas divisiones de Frisco son los precios de los metales, el tipo de cambio y la desaceleración de la economía internacional.

División Ferroviaria
Ferrosur sirve a los puertos de Veracruz, Coatzacoalcos y Salina Cruz y los enlaza con los principales centros de producción y consumo del centro y sureste del país, atendiendo principalmente los mercados nacional e internacional de importación. Además con el servicio de ferrobarcazas, atiende el tráfico internacional entre el sureste de México y el centro-este de los EUA. Los segmentos en los que participa son agrícola (granos, azúcar y otros), petroquímico (químicos y fertilizantes), industrial (papel, cerveza, siderúrgicos y otros), cementero, mineral (arena sílica, mineral de fierro y coque), automotriz e intermodal. Durante el año 2004, las ton-Km. transportadas tuvieron un 13.5% de incremento con respecto a 2003, teniendo con esto una utilización de la capacidad instalada del 95%.

Ferrosur enfrenta competencia directa de Transportación Ferroviaria Mexicana, en el puerto de Veracruz, por ser el único puerto en el país que es atendido por dos líneas de ferrocarril, además de competir con el auto transporte de carga general.

Grupo Sanborns

A pesar de que no hay tiendas o cadenas detallistas que sean directamente comparables con la Compañía, cada una de sus divisiones enfrenta diferentes competidores. Debido a su formato único, Sanborns compite con (1) tiendas departamentales, (2) farmacias y (3) cadenas de restaurantes. Walmart de México, a través de los restaurantes Vips, tiene un formato con una tienda, que compite con Sanborns bajo el mismo concepto. Sanborns disfruta de sólidos márgenes operativos debido a su mezcla de ventas, formato de tienda/restaurante y un amplio mercado objetivo. Los mayores márgenes brutos provienen de sus restaurantes. Otro factor que contribuye a los márgenes superiores al promedio es su alto porcentaje de ventas que se derivan de compras de regalos de último minuto por parte del grupo de altos ingresos de México, que es menos sensible a los precios. Sears y Dorian's compiten con Liverpool, Fábricas de Francia y El Palacio de Hierro y tiene una fuerte posición de mercado en enseres domésticos y otros bienes de consumo duradero a través de marcas desarrolladas por Sears en los Estados Unidos, que incluyen a Kenmore y Craftsman. Las tiendas de música son líderes en un mercado muy fragmentado compuesto principalmente de pequeñas tiendas independientes y departamentos de discos de grandes tiendas departamentales.

El negocio de los restaurantes en México está altamente fragmentado. Consiste de cadenas nacionales, cadenas en la Ciudad de México y algunos restaurantes independientes. Vips (de Walmart de México), representa al competidor más significativo para Sanborns. Los clientes ven a Vips y a Sanborns como sustitutos equivalentes, a pesar de que muchos restaurantes Vips cuentan con tiendas y su decoración y menús varían. Otros competidores en este segmento incluyen a Wings, Toks y California.

La industria del desarrollo inmobiliario para fines comerciales, en el país está muy fragmentada. Aunque existen otras empresas, incluyendo tiendas departamentales, que desarrollan inmuebles comerciales, existe un gran número de inmuebles desarrollados por personas físicas. La Compañía considera que en los próximos años se enfrentará a una mayor competencia en los mercados de adquisición y desarrollo de centros comerciales, incluyendo la competencia de empresas internacionales.

La Compañía considera que, al ser una de las empresas de ventas al menudeo más importante del país y una empresa que incluye también desarrollos inmobiliarios comerciales, cuenta con un gran número de ventajas competitivas que incluyen: (i) variedad de formatos complementarios de tiendas; (ii) gran diversidad geográfica en México; (iii) la existencia de sinergias entre sus negocios; (iv) personal gerencial experimentado y capacitado, enfocado a resultados; (v) utilización de sistemas adecuados a la operación; y (vi) solidez financiera. A través de Sears México y Sanborns, la Compañía opera importantes cadenas de tiendas de ventas de tiendas departamentales y restaurantes, que han capturado una porción significativa del mercado nacional. Sears México, opera tiendas departamentales de formato tradicional que ofrecen una amplia selección de productos a través de sus líneas de artículos para el hogar y moda ("hardlines" y "softlines"), contratos de servicio de reparación y mantenimiento. Sanborns representa un concepto único, que consiste en tiendas departamentales especializadas de pequeña escala (que incluyen farmacias, librerías, departamentos de aparatos electrónicos personales y para el hogar, accesorios y joyería para dama y caballero, así como regalos y novedades de alta calidad), combinadas con un restaurante y un bar que se encuentran abiertos de las 7:00 A. M. A 1:30 A. M. Los siete días de la semana.

Además de la operación de tiendas departamentales, la Compañía ha incursionado en el sector restaurantero y de bares, a través de la división de alimentos y bebidas de las unidades Sanborns y los Sanborns Café, en la venta de discos a través de Mixup, Mx Mixup, Discolandia y Tower Records, en el negocio de panaderías y pastelerías a través de El Globo, La Balance, Cafeterías, Islas y Carritos; y la venta de café de barra a través de los establecimientos bajo el nombre de Café Caffe y The Coffee Factory.

Grupo Sanborns tiene una amplia cobertura geográfica en México. Al 31 de diciembre de 2004, la Compañía operaba 50 tiendas Sears en todo México, ubicadas en 31 ciudades, 161 Tiendas Sanborns y Sanborns Café ubicadas en 33 ciudades, 65 tiendas de venta de música grabada distribuidas en 20

ciudades, 191 pastelerías con presencia en 13 ciudades, 32 establecimientos de venta de café de barra distribuidas en 7 ciudades, así como 5 tiendas departamentales JC Penney México con presencia en 5 ciudades, 5 Boutiques en 2 ciudades y 71 tiendas de Dorian's bajo 4 diferentes formatos, distribuidas en 7 ciudades del país. La Compañía considera que esta diversidad geográfica le ha permitido desarrollar un conocimiento significativo sobre las preferencias y hábitos de consumo en las distintas regiones del país. A medida que ambas economías se desarrollan y la población crece, las empresas de venta al menudeo buscan diversificarse geográficamente en mercados en donde antes no realizaban operaciones. La administración considera que la presencia actual de la Compañía en distintos mercados y su experiencia y conocimiento sobre las preferencias y hábitos de consumo en las distintas regiones del país, le proporcionan una ventaja significativa sobre otros competidores que no han penetrado previamente en estos mercados.

Existen importantes sinergias entre las distintas subsidiarias de la Compañía y otras empresas que se encuentran bajo su control. Por ejemplo, la división de desarrollos comerciales de la Compañía se beneficia de su afiliación con Sears México y Sanborns, debido a que le permite colocar a las Tiendas Sanborns, Sears México, Mixup, Mx Mixup y El Globo como arrendatarios ancla en sus centros comerciales, atrayendo a otros arrendatarios. Por su parte, Sears México, que realiza operaciones en el área de tarjetas de crédito, introdujo y ofrece tarjetas de crédito Sanborns, Mixup y JC Penney que le generan ingresos por concepto de intereses y que incrementan las ventas y la lealtad de los clientes. En el curso normal de sus operaciones diarias, la Compañía realiza diversas operaciones con Grupo Carso y sus subsidiarias y afiliadas, incluyendo la compra y venta de bienes y servicios.

Porcelanite

Porcelanite conserva su posición como líder en la industria de loseta cerámica en México, con una participación superior al 40% del mercado. Durante el año 2004, Porcelanite continuó creciendo sus volúmenes de producción conservando el dinamismo que le ha caracterizado en este aspecto.

Principales competidores	Marcas
Vitromex	Vitromex
Ladrillera Monterrey	Lamosa

Cigatam - Philip Morris México

El mercado de cigarros en México está decreciendo ligeramente, mientras que la participación de mercado de la empresa se ha venido incrementando en los últimos 22 años. Su participación estimada, medida en volumen alcanzó un 60.2% al cierre de 2004, 80 puntos base mayor al cierre del 2003, mientras que el volumen de mercado disminuyó en 160 puntos base durante 2004.

En cuanto a la participación por segmento, Cigatam – Philip Morris México, al cierre del año reportó un crecimiento en el segmento de precio alto de 100 puntos base, alcanzando un 78.0% contra un 77% del año anterior. Este segmento representa aproximadamente el 62.6% del total de mercado y su solidez se debe a la fortaleza de marcas como *Marlboro* y *Benson & Hedges*. Por su parte, la participación en el segmento de precio medio disminuyó de 10.0% a 9.7% y la participación de mercado estimada en el segmento de precio bajo aumentó de 55.7% a 57.0%.

Marlboro, de forma individual, continuó aumentando su participación estimada en 2004, alcanzando 45.2% de forma individual, contra 44.2% de participación al cierre del año anterior. Durante 2004 se realizó la ampliación de la marca *Marlboro* con el lanzamiento de las presentaciones *Medium* y *Mild Flavor*, ofreciendo otra opción a los consumidores adultos de segmento alto. De igual manera se realizó la ampliación de la marca *Delicados* con el lanzamiento de la presentación *Delicados con Filtro*, ofreciendo otra opción al segmento bajo.

ix) Estructura Corporativa

**PORCENTAJE DE PARTICIPACIÓN DE GRUPO CARSO, S.A. DE C.V.
EN SUS SUBSIDIARIAS AL 31 DICIEMBRE DE 2004**



GRUPO CARSO
83.6794%
GRUPO SANBORNS, S.A. DE C.V.
PROMOTORA MUSICAL, S.A. DE C.V.
51.0000%
SEARS ROEBUCK DE MÉXICO, S.A. DE C.V.
84.9438%
SANBORN HERMANOS, S.A.
99.9354%
CONTROLADORA Y ADMINISTRADORA DE PASTELERÍAS, S.A. DE C.V.
100.0000%
55 SUBSIDIARIAS
99.5688%
GRUPO CONDUMEX, S.A. DE C.V.
87 SUBSIDIARIAS
100.0000%
INMUEBLES CANTABRIA, S.A. DE C.V.
14 SUBSIDIARIAS
90.2080%
CARSO INFRAESTRUCTURA Y CONSTRUCCIÓN, S.A. DE C.V.
6 SUBSIDIARIAS
99.9598%
PORCELANITE HOLDING S.A. DE C.V.
9 SUBSIDIARIAS
61.8450%
CONSORCIO BOSQUES S.A. DE C.V.
80.8686%
CIGATAM,S.A. DE C.V.
1 SUBSIDIARIA
49.9950%
PHILIP MORRIS DE MÉXICO, S.A. DE C.V.
17 SUBSIDIARIAS

x) Descripción de los Principales Activos

A continuación se incluye una descripción de los activos que se consideran importantes para la actividad de cada una de las principales subsidiarias de Grupo Carso. Los activos fijos de la compañía se encuentran en su mayoría distribuidos en territorio nacional, y varían en cuanto a su antigüedad, sin embargo, son regularmente objeto del mantenimiento necesario para su conservación, por lo que se considera que están en buen estado.

Para consultar información sobre las políticas y medidas ambientales de las principales subsidiarias de GCarso, referirse al inciso viii) *Desempeño Ambiental.*

Para consultar información acerca de proyectos de inversión en desarrollo, referirse a capítulo 3, inciso d), subinciso ii) *Inversiones Comprometidas al Final del Ejercicio.*

Grupo Condumex

PLANTA O CENTRO	ACTIVIDAD ECONÓMICA	CAPACIDAD MENSUAL INSTALADA	% DE UTLIZACIÓN
NACIONAL DE CONDUCTORES ELÉCTRICOS	FABRICACIÓN DE CABLE DE MEDIA, ALTA TENSIÓN, ALAMBRE DE MAGNETO, CABLE DE CONSTRUCCIÓN, TELECOMUNICACIONES	14,345 TONS.	59.3
NACEL OFICINAS REGIONALES DE VENTA	VENTAS Y DISTRIBUCIÓN	24,351.6 M2	87.6
NACEL	FIBRA ÓPTICA, CABLE ACOMETIDA, COMUNICACIONES, TRONCAL	39,200 Km	69.8
CONALUM	MAQUILA ALAMBRÓN DE ALUMINIO	3,000 TONS	46.9
CABLE AUTOMOTRIZ	FABRICACIÓN DE CABLE AUTOMOTRIZ	2,034 TONS	85.5
ARNESES	FABRICACIÓN Y VENTA DE ARNESES ELÉCTRICOS AUTOMOTRICES	33,422 M USPs	66.2
CONTICON	FABRICACIÓN DE ALAMBRÓN DE COBRE	18,333 TON/MES	72.9
COBRE DE MÉXICO	PRODUCCIÓN DE CÁTODO ELECTROLÍTICO DE COBRE	11,000 TON/MES	65.9
PARTES AUTOMOTRICES	FABRICACIÓN DE CAMISAS PARA MOTOR DE COMBUSTIÓN INTERNA, AMORTIGUADORES, ANILLOS AUTOMOTRICES	26,274.7 MPZAS	79.6
INSTALACIONES	INSTALAR FIBRA ÓPTICA, COBRE Y PONER EN SERVICIO REDES DE COMUNICACIÓN, UNIDADES DE RADIOFRECUENCIA	880 KM y 495,000 PARES	86.8
NACIONAL DE COBRE	FABRICACIÓN LÁMINA SOLIDO, CONEXIONES Y TUBOS DE COBRE Y LATÓN	10,000 TONS	80.2
ALMEXA ALUMINIO	FABRICACIÓN DE LÁMINA, PAPEL, PERFIL Y PASTA DE ALUMINIO	4,200 TONS	65.3
TUBOS FLEXIBLES	FAB. TUBOS Y CONEXIONES DE P.V.C., POLIETILENO, POLIPROPILENO Y CPVC	4,100 TONS	80.0
MINERA REAL DE ANGELES (4)	INDUSTRIA MINERO METALÚRGICA	540,000 TONS. DE MINERAL PROCESADO	-
MINERA SAN FRANCISCO (5)	INDUSTRIA MINERO METALÚRGICA	90,000 TONS. DE MINERAL PROCESADO	76.0
COMPAÑÍA SAN FELIPE (6)	INDUSTRIA MINERO METALÚRGICA	90,000 TONS. DE MINERAL PROCESADO	-

MINERA TAYAHUA	INDUSTRIA MINERO METALÚRGICA	90,000 TONS. DE MINERAL PROCESADO	77.0
MINERA MARÍA (7)	COBRE CATÓDICO	2,040 TONS.	39.0
FERROSUR	PRESTACIÓN DE SERVICIOS FERROVIARIOS DE CARGA	1.3 MM TONS	95.0

NOTAS:

1.- TODOS LOS LOCALES SON PROPIOS

2.- TODOS LOS LOCALES E INVENTARIOS ESTÁN ASEGURADOS

3.- LAS PLANTAS Y OFICINAS REGIONALES DE VENTA SE ENCUENTRAN ESTABLECIDAS EN 23 ESTADOS DE LA REPUBLICA MEXICANA, ASI COMO EN LOS SIGUIENTES PAISES: GUATEMALA, NICARAGUA, BRASIL, ESPAÑA, CHILE Y ESTADOS UNIDOS DE NORTEAMERICA

4.- SUSPENDIÓ TEMPORALMENTE OPERACIONES EN 1998.

5.- SUSPENDIÓ TEMPORALMENTE OPERACIONES EN FEB 2001, EN FEB 2004 SE AUTORIZÓ SU REAPERTURA ENTRANDO EN OPERACIONES EN SEPTIEMBRE DE 2004

6.- SUSPENDIÓ TEMPORALMENTE OPERACIONES EN OCT 2001.

7.- INICIÓ OPERACIONES EN MAYO 2003, EN MARZO 2004 TUVO UN INCENDIO EN SU PLANTA, SUSPENDIENDO TEMPORALMENTE LA PRODUCCIÓN DE COBRE, REINICIANDO OPERACIONES EN SEPTIEMBRE DE 2004

(A) LA CAPACIDAD MENSUAL INSTALADA ES VARIABLE RESULTANTE DE LA MEZCLA DE PRODUCTOS PROCESADOS EN EL ULTIMO TRIMESTRE

Los principales activos de Ferrosur son los siguientes:

- Título de concesión.
- Inversión en rehabilitación de vía e infraestructura.
- Equipo:
  - 187 Locomotoras, de las cuales 57 son propiedad de Ferrosur, y el resto son rentadas.
  - 4,658 Carros, de los cuales 224 son propiedad de Ferrosur, y el resto son rentados.
  - 84 equipos para conservación y supervisión de vía, de los cuales 79 son propiedad de Ferrosur.

Grupo Sanborns

Sanborns es propietaria de los locales (incluyendo los terrenos) donde se ubican 69 de sus Unidades Sanborns, así como de 3 comisariatos y una fábrica de chocolates, mientras que el resto de los inmuebles son arrendados. La mayoría de los contratos de arrendamiento pueden prorrogarse o renovarse por plazos superiores a cinco años. En los últimos tres años se han abierto 14 nuevas tiendas.

La siguiente tabla, muestra cierta información comparativa sobre las Unidades Sanborns al 31 de diciembre de 2004:

	Ciudad de México	Zona Centro (1)	Zona Norte (2)	Zona Noroeste (3)	Zona Oriente (4)	Zona Occidente (5)	Zona Sur (6)	Zona Sureste (7)
Número de Tiendas	71	15	17	4	5	8	3	7
Área Total de Ventas de las Tiendas (m^2)	61,621	13,125	14,903	4,066	4,603	6,880	2,246	6,700
Número Total de Asientos	23,281	4,836	5,240	1,239	1,449	2,564	686	2,356
Número de Comisariatos	2					1		
Fábrica de Chocolates	1							

(1) Incluye las tiendas ubicadas en las ciudades de Celaya, Cuernavaca, León, Metepec, Morelia, Pachuca, Querétaro, Toluca y Texcoco.
(2) Incluye las tiendas ubicadas en las ciudades de Aguascalientes, Cd. Juárez, Chihuahua, Durango, Monterrey, SLP, Tampico, Torreón y Zacatecas.
(3) Incluye las tiendas ubicadas en las ciudades de Hermosillo, Mexicali y Tijuana
(4) Incluye las tiendas ubicadas en las ciudades de Puebla y Veracruz
(5) Incluye la tienda en Guadalajara y Culiacán
(6) Incluye la tienda ubicada en Acapulco
(7) Incluye las tiendas ubicadas en Cancún, Mérida, Villahermosa y Tuxtla Gutiérrez

La siguiente tabla muestra cierta información relativa a los Sanborns Café al 31 de diciembre de 2004:

	Ciudad de México	Fuera de la Ciudad de México
Número de Establecimientos	15	16
Número Total de Asientos	3,108	2,876
Número Promedio de Asientos por Establecimiento	207	180

Sears México opera 50 tiendas en 31 ciudades del país, incluyendo diez tiendas en la Ciudad de México. Existen 34 tiendas ubicadas en centros comerciales de alto tráfico, en tanto que otras 16 tiendas ocupan inmuebles aislados que generalmente se ubican en las zonas comerciales o en el centro de las ciudades. Sears México es propietaria de los inmuebles donde se ubican 22 de sus tiendas, (se incluyen todas las tiendas de la Ciudad de México excepto World Trade Center) y arrienda los inmuebles ocupados por las tiendas restantes. Sears México es propietaria de un centro de distribución ubicado en la Zona Industrial Vallejo de la Ciudad de México, utilizado para centralizar y distribuir la mercancía. La mayoría de los contratos de arrendamiento tienen una vigencia de cinco años o pueden prorrogarse por dicho plazo a opción de Sears México.

La siguiente tabla muestra cierta información sobre las tiendas de Sears México al 31 de diciembre de 2004:

	Ciudad de México	Zona Centro (1)	Zona Norte (2)	Zona Noroeste (3)	Zona Oriente (4)	Zona Occidente (5)	Zona Sur (6)	Zona Sureste (7)
Número de Tiendas	10	9	12	1	8	6	1	3
Área Total de Ventas (m^2)	109,246	48,736	71,042	2,560	27,534	43,061	4,031	15,541

(1) Incluye las ciudades de Celaya, Cuernavaca, Irapuato, León, Toluca, Morelia, Pachuca y Querétaro.
(2) Incluye las ciudades de Aguascalientes, Chihuahua Cd. Juárez, Durango, Gómez palacio, Monterrey, San Luis Potosí, Tampico y Torreón.
(3) Incluye las ciudades de Hermosillo.
(4) Incluye las ciudades de Córdoba, Minatitlán, Oaxaca, puebla, Veracruz y Xalapa.
(5) Incluye las ciudades de Colima, Culiacán y Guadalajara.
(6) Incluye la ciudad de Acapulco
(7) Incluye las ciudades de Cancún y Mérida.

Sears México también tiene participación accionaria significativa en cuatro centros comerciales.

Los centros comerciales en cuya propiedad participa la Compañía, cuentan con 153,240 metros cuadrados de espacio arrendable y con 417,257 metros cuadrados adicionales de área de estacionamientos. Entre las tiendas ancla en los centros comerciales de la Compañía, se encuentran Sanborns, Sears, Liverpool, Suburbia, El Palacio de Hierro y El Globo, así como salas de cine. La administración de los Centros Comerciales de la Compañía es responsabilidad de los departamentos inmobiliarios de Sanborns y de Sears México.

La siguiente tabla muestra un resumen de la cartera de inmuebles de la Compañía:

Centro Comercial	(1) Área Total de Ventas Rentable (m^2)	Área de Estacionamiento (m^2)	Áreas Comunes y Servicios (m^2)	(1) Superficie Construida (m^2)	Fecha de Inauguración	Titular de la Participación de la Compañía	Porcentaje de Propiedad	Tiendas Ancla
Plaza Universidad (2)	20,938	48,778	14,155	87,887	1969	Sears México	59.0%	Sanborns Sears Multicinemas Mixup El Yak
Plaza Satélite	55,010	207,966	20,807	345,583	1971	Sears México	46.9%	Sanborns Sears Liverpool Palacio de Hierro Suburbia Cinépolis Mixup
Plaza Insurgentes	8,961	30,958	2,882	42,801	1999	Sears México	100.0%	Sears Sanborns (2) Cinemex Mixup
Pabellón Polanco	24,608	48,062	13,701	86,371	1990	Sears México	100.0%	Sears Sanborns (3) Cinemex Mixup El Yak
Plaza Loreto	22,058	46,933	4,970	73,961	1993	Grupo Sanborns	100.0%	Sanborns Mixup Cinemex Museo Soumaya
Plaza Cuicuilco	21,665	34,560	5,564	26,899	1997	Grupo Sanborns	100.0%	Sanborns Cinemex Mixup Beer Factory
Total	**153,240**	**417,257**	**62,079**	**663,502**				

(1) No se incluye Sears
(2) Abierto en enero de 1999
(3) Abierto en febrero de 1999

La Compañía adquirió su participación en tres de los centros comerciales Plaza Satélite, Plaza Universidad y Pabellón Polanco como resultado de su fusión con CECSA, la sociedad controladora de Sears México.

A continuación se incluye una descripción de los centros comerciales operados por la Compañía, los cuales están ubicados en el área metropolitana de la Ciudad de México.

Plaza Insurgentes. Inaugurada en abril de 1999, está ubicada en la zona centro-sur de la Ciudad de México y fue construida como resultado de la remodelación de la tienda Sears-Insurgentes, que fue la primera tienda Sears en México.

Plaza Universidad. Abrió sus puertas en 1969 y fue el primer centro comercial de México, pero en los últimos años ha enfrentado la competencia de otro centro comercial recién construido en la misma zona. En el 2000 Plaza Universidad inició una remodelación total de su plaza, así como la mejora de las instalaciones de entretenimiento que ofrece, incluyendo la fusión de dos cadenas de cines para formar una sola. Actualmente Plaza Universidad cuenta con 87 locales disponibles, y su nivel promedio de ocupación al cierre del 2004 fue de 100 % derivado de su remodelación. Sears México tiene una participación accionaria del 59% en Plaza Universidad y el resto es propiedad de inversionistas privados.

Plaza Satélite. Inaugurada en 1971, es el más importante centro comercial ubicado en la zona noroeste del área metropolitana de la Ciudad de México. Este centro comercial está orientado a consumidores de clase media y media-alta, y su clientela es particularmente joven. Plaza Satélite se encuentra entre los centros comerciales más grandes de México, cuenta con 239 locales y aproximadamente 5,800 cajones de estacionamiento al 31 de diciembre de 2004. Sears México tiene una participación accionaria del 46.875% en Plaza Satélite, a través de una coinversión con un grupo de inversionistas privados que son propietarios de otro 46.875%, mientras que Liverpool es propietario del 6.25% restante.

Pabellón Polanco. Este centro comercial abrió sus puertas en 1990 y está ubicado en la zona de Polanco, al poniente de la Ciudad de México. Pabellón Polanco está orientado a los consumidores jóvenes de la clase alta y media-alta. Es cien por ciento propiedad de Sears México, alberga 114 locales y al 31 de diciembre de 2004, tenía un nivel de ocupación del 100%. Este centro comercial también alberga varias instalaciones de entretenimiento entre las que se encuentra Cinemex, que cuenta con quince pantallas de cine. Pabellón Polanco disfruta los beneficios de un flujo peatonal diurno significativo que proviene de los complejos de oficinas ubicados en la zona.

Plaza Loreto. El centro comercial Plaza Loreto, que también es cien por ciento propiedad de la Compañía, está orientado al entretenimiento y enfocado a jóvenes consumidores de clase media y alta. Plaza Loreto ubicada en las instalaciones de una antigua fábrica de papel. El inmueble se convirtió en centro comercial en 1993 y abrió sus puertas en diciembre del mismo año. Plaza Loreto cuenta con 58 locales y ha mantenido un nivel de ocupación del 100% en todo momento desde su inauguración. Plaza Loreto también cuenta con restaurantes y un museo de arte operado por una asociación civil afiliada a la Compañía. Durante 2001, se concretó la adquisición de Plaza Opción por parte de la Compañía; ubicada esta última junto a Plaza Loreto, con la cual comparte áreas de estacionamiento y otras instalaciones. En Plaza Opción se operan instalaciones que en opinión de la Compañía son complementarias a las de Plaza Loreto, incluyendo restaurantes, un club deportivo y salas de cine comercial con diez pantallas. La Compañía considera que por su cercanía a Plaza Loreto, esta adquisición incrementa en forma significativa el flujo de consumidores.

Plaza Inbursa (antes Plaza Cuicuilco). La Compañía inauguró a finales de 1997 el centro comercial Plaza Cuicuilco, que al igual que Plaza Loreto está enfocado al entretenimiento y está ubicado en las instalaciones de una antigua fábrica de papel. Plaza Cuicuilco atrae al mismo tipo de consumidores que Plaza Loreto. Los locales se encontraban rentados totalmente antes de su inauguración.

Plaza Inbursa, que alberga 66 locales, cuenta también con salas de cine comercial con 12 pantallas, además de un gimnasio, varios restaurantes y una amplia área de exposición de tecnología, ocupada por Telmex. La Compañia considera que las ventas en este centro comercial son impulsadas por su ubicación al lado de las oficinas principales de Grupo Financiero Inbursa y de un edificio de oficinas propiedad de Telmex. Se calcula que en estos dos edificios de oficinas laboran aproximadamente 6,000 personas.

Tiendas Internacionales opera 5 tiendas ubicadas en centros comerciales de alto tráfico en las ciudades de Chihuahua, Monterrey, Cancún, León y Mérida, arrienda los inmuebles ocupados por las tiendas y los contratos de arrendamiento tienen una vigencia de veinte años.

Además opera 3 Boutiques Von Dutch y 2 Boutiques Seven de las cuales 4 están ubicadas en la Ciudad de México y 1 en Cancún, Quintana Roo.

La siguiente tabla muestra cierta información sobre las tiendas de J.C. Penney al 31 de diciembre de 2004:

	Ciudad de México (5)	Zona Centro (1)	Zona Norte (2)	Zona Noroeste (3)	Zona Oriente (4)
Número de Tiendas	4	1	2	2	1
Área Total de Ventas (m^2)	209	11,206	17,165	11,027	19

(1) Incluye las ciudades de Celaya, Cuernavaca, Irapuato, León, Toluca, Morelia, Pachuca y Querétaro.
(2) Incluye las ciudades de Aguascalientes, Chihuahua, Durango, Gómez palacio, Monterrey, San Luis Potosí, Tampico y Torreón.
(3) Incluye las ciudades de Cancún y Mérida.
(4) Boutique Von Dutch
(5) Boutiques Von Dutch

La siguiente tabla muestra cierta información relativa a Controladora y Administradora de Pastelerías (El Globo, La Balance, Cafeterías, Islas y Carritos) al 31 de diciembre de 2004:

Ciudad	No. de Unidades	Área Total de Ventas (m^2)
Cd. de México	142	15,578
Toluca, Edo. México	2	94
Puebla, Pue.	5	485
Cuernavaca, Mor.	4	457
Metepec, Edo. México	2	165
Querétaro, Qro.	3	288
Guadalajara, Jal.	11	1,327
Texcoco, Edo. Méx	1	165
Monterrey	10	1,411
Saltillo	4	406
Irapuato	1	106
Tonalá	1	16
Zamora	2	172
Tepic	2	166
Chalco	1	160
Total	**191**	**20,996**

Al 31 de diciembre de 2004 la empresa cuenta con cuatro plantas ubicadas en la Cd. de Guadalajara, en la Cd. de México, y 1 en la Cd. de Monterrey, Nuevo León. Durante el mes de enero de 2005 inició operaciones una nueva planta ubicada en León, Guanajuato, desde donde se surtirá a la zona centro occidente del país.

La siguiente tabla muestra cierta información relativa a Promotora Musical, S. A. de C. V. (Mixup, Mx Mixup, Discolandia y Tower Records) al 31 de diciembre de 2004:

Ciudad	No. de Unidades	Área Total de Ventas (m²)
Cd. de México	37	15,723
Guadalajara, Jal.	6	3,550
León, Gto.	1	563
Cuernavaca, Mor.	1	112
Monterrey, N.L.	3	2,281
Puebla, Pue.	1	528
Veracruz, Ver.	1	516
Villa Hermosa, Tab.	1	239
Cancún, Quintana Roo	1	699
Metepec, Edo. Méx.	1	694
Querétaro	2	848
Toluca, Edo. Méx.	1	217
Irapuato, Gto.	1	544
Morelia, Mich.	1	970
Torreón, Coah.	1	700
Texcoco, Edo. Méx.	1	240
Mérida, Yucatán	1	775
Culiacán, Sin.	1	648
Chihuahua, Chih.	1	862
Lerma. Edo. Méx.	1	471
Tuxtla Gutiérrez, Chiapas	1	465
Total	**65**	**31,645**

Seguros

La Compañía y cada una de sus subsidiarias cuentan con cobertura de seguros en los términos acostumbrados por empresas dedicadas a actividades similares en México. La Compañía considera que dicha cobertura es adecuada para satisfacer sus necesidades y las de sus subsidiarias.

A continuación se presenta un resumen de las unidades, plantas y comisariatos de la Compañía, los cuales se encuentran en buenas condiciones de funcionamiento.

Centro	Antigüedad	Propia o Rentada
Planta Cd. de México Globo	Junio 2002	Propia
Planta Guadalajara Globo	Marzo 1998	Rentada
Planta Globo Monterrey	Septiembre 2003	Rentada
Puntos de venta Globo	Variable	14 propias y 177 rentadas
Comisaría Viaducto	Febrero 1968	Propia
Comisaría Guadalajara	Febrero 1989	Propia
Comisaría Tlalnepantla	Diciembre 1991	Propia
Comisaría Monterrey	Mayo 1990	Propia
Fábrica Excélsior	Marzo 1982	Propia
Cafeterías	Variable	1 propia y 31 rentadas
CDT Sears	Marzo 1954	Propio

Puntos de venta Sears	Variable	22 propias y 28 rentadas
Puntos de venta Sanborns Café	Variable	21 propias y 10 rentadas
Puntos de venta Sanborns	Variable	69 propias y 61 rentadas
Puntos de venta Dorian's (antes JC Penney)	Variable	5 rentadas
Puntos de venta Boutiques	Variable	5 rentadas
Puntos de venta Dorian's Tijuana	Variable	2 propias y rentadas

El plan de expansión de la Compañía considera la apertura de aproximadamente 55 nuevas unidades, en todos los formatos durante el año 2005, con una inversión aproximada de 84 millones de dólares.

Porcelanite

Al cierre del ejercicio 2004, la capacidad mensual instalada en las diferentes ubicaciones productivas de Porcelanite, presentaban una utilización promedio de poco menos del 90%. Se trata de grandes y modernas instalaciones localizadas en los Estados de Tlaxcala, Querétaro, Guanajuato, Sonora y México, en las que se ha contado con equipos de avanzada tecnología vinculados a un eficiente programa de mantenimiento, que garantiza condiciones óptimas de uso.

A las ventajas de la modernidad y excelente estado de sus equipos, se agrega la de la autosuficiencia en arcillas, que es un insumo básico en la fabricación de los recubrimientos cerámicos de Porcelanite. La autosuficiencia se logra con yacimientos de su propiedad en el Estado de Sonora, en donde tiene en propiedad extensiones cercanas a las 200 has. y a través de sociedades subsidiarias de Porcelanite Holding, que son propietarias de minas localizadas en los Estados de Puebla y Guanajuato, con extensiones territoriales superiores a las 200 has.

Por lo que respecta al adhesivo para recubrimientos cerámicos, su fabricación se realiza en una de las plantas más modernas del mundo en su género que se encuentra establecida en el Estado de Hidalgo y es propiedad de la sociedad denominada Soluciones Técnicas para la Construcción, S.A. de C.V. (antes Technokolla México, S. A. de C. V.), subsidiaria de Porcelanite Holding.

Con excepción de algunos bienes, que se encuentran amparados por contratos de arrendamiento financiero, la mayoria de los activos de las empresas que conforman el Grupo Porcelanite son de su propiedad y se reportan libres de gravamen.

Como parte fundamental de la administración y protección de estos activos, existen pólizas de seguro con coberturas que se consideran razonables, en términos de los conceptos que los amparan y de las sumas aseguradas.

Cigatam

PLANTA O CENTRO	ACTIVIDAD ECONÓMICA	CAPACIDAD INSTALADA	% DE UTILIZACIÓN
MÉXICO (1)	FABRICACIÓN DE CIGARRILLOS	16,600	90.00%
GUADALAJARA (1)	FABRICACIÓN DE CIGARRILLOS	17,800	85.60%

(1) MILLONES DE CIGARROS ANUALES

xi) Procesos Judiciales, Administrativos, o Arbitrales

Hasta la fecha, Grupo Carso no enfrenta ningún proceso judicial, administrativo o arbitral que pudiera representar un costo o beneficio de igual o mayor al 10% de sus activos. En la nota 14 de los Estados Financieros Dictaminados que se adjuntan a este Reporte, se hace referencia a un proceso judicial cuya resolución pudiera afectar a la Compañía.

xii) Acciones Representativas del Capital Social

En la Asamblea General Extraordinaria de Accionistas de Grupo Carso, S.A. de C.V., celebrada el día 21 de abril de 2005, se aprobó una reestructuración accionaria, mediante una división ("split"), dividiendo en tres nuevas acciones cada una de los 915,000,000 de acciones de la Serie "A-1" ordinarias, nominativas, sin expresión de valor nominal que a esa fecha representaban el capital social de Grupo Carso, S.A. de C.V., en las que estaban incluidas, para efectos de esta división accionaria, las acciones que temporalmente se conservan en la Tesorería de la Sociedad por operaciones de recompra, y al efecto se autorizó la emisión de 2,745,000,000 de nuevas acciones de la Serie "A-1" ordinarias, nominativas, sin expresión de valor nominal; sin aumentarse para ello el capital social. Dicha división accionaria surtió efectos el 16 de mayo de 2005, y, a partir de esa fecha, las 2,745,000,000 nuevas acciones de la Serie "A-1" antes mencionadas, sustituyeron y dejaron sin efecto alguno a las acciones que estaban en circulación, así como a las que, en esa fecha, se conservaban en Tesorería.

GRUPO CARSO, S.A. DE C.V.
INTEGRACIÓN DEL CAPITAL SOCIAL AL :
(CIFRAS EN PESOS)

	IMPORTE NOMINAL	NÚMERO DE ACCIONES
SALDO AL CIERRE DE DIC-01	$1,029,416,531.60	890,250,000
RECOMPRA DE ACCIONES	(27,964,746.22)	(24,184,200)
SALDO AL CIERRE DE DIC-02	1,001,451,785.38	866,065,800
RECOMPRA DE ACCIONES	(33,076,965.98)	(28,605,300)
SALDO AL CIERRE DE DIC-03	968,374,819.40	837,460,500
RECOMPRA DE ACCIONES	(46,279,765.66)	(40,024,082)
SALDO AL CIERRE DE DIC-04	922,095,053.74	797,436,418
RECOMPRAS DEL 1o. ENE AL 17 MAY-05	(2,964,655.79)	(2,563,000)
SALDO AL 17 MAY-05	919,130,397.95	794,873,418
SPLIT (3 NUEVAS ACCIONES POR UNA ANTERIOR)	$919,130,397.95	2,384,620,254

Al 17 de mayo de 2005, el total de acciones recompradas en tesorería es de 360'379,746 acciones, después del split.

xiii) Dividendos

En la asamblea general ordinaria de accionistas de fecha 28 de abril de 2003, se aprobó el pago de un dividendo en efectivo de $0.70 por acción, pagadero en dos exhibiciones, a razón de $0.35 cada una, los días 20 de mayo y 18 de noviembre de 2003, respectivamente.

En la asamblea general ordinaria de accionistas de fecha 21 de abril de 2004, se aprobó el pago de un dividendo en efectivo de $0.70 por acción, pagadero en dos exhibiciones, a razón de $0.35 cada una, los días 20 de mayo y 18 de noviembre de 2004, respectivamente.

En la asamblea general ordinaria de accionistas celebrada el 21 de abril de 2005, se aprobó el pago de un dividendo en efectivo, el cual, como consecuencia de la reestructuración accionaria, mediante una división ("split"), aprobada en la asamblea general extraordinaria de accionistas de fecha 21 de abril de 2005, quedó en $0.25 por cada nueva acción derivada de dicho "split"; para ser pagado en dos exhibiciones de $0.13 y $0.12 cada una, los días 20 de mayo y 18 de noviembre de 2005, respectivamente.

Cabe señalar que el consejo de administración no tiene una política expresa para decretar el pago de dividendos o para hacer la propuesta correspondiente a la asamblea de accionistas de la Sociedad. Anualmente el consejo de administración analiza los resultados del ejercicio, los compromisos de inversión y de pago de pasivos y, en su caso, hace una propuesta de pago de dividendos a la asamblea de accionistas.

3) INFORMACIÓN FINANCIERA

a) Información Financiera Seleccionada

Los siguientes cuadros muestran un resumen de la información financiera consolidada seleccionada de la Compañía que deriva de y que debe ser leída junto con los Estados Financieros Auditados. Los Estados Financieros correspondientes al ejercicio de 2004 fueron auditados por PricewaterhouseCoopers, S. C.

GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de Diciembre de 2004 **(MILES DE PESOS)**

Conceptos	2004	2003	2002
Ventas Netas	69,721,304	59,627,609	56,750,456
Utilidad Bruta	18,428,225	16,492,305	16,243,023
Utilidad Operativa	9,035,114	7,587,854	7,651,636
EBITDA	11,506,471	9,942,997	9,915,513
Utilidad Neta Mayoritaria	6,708,580	2,071,620	2,230,638
Utilidad por Acción	8.22	2.44	2.53
Inversiones en Activo Fijo	2,720,604	2,209,189	1,624,722
Depreciación y Amortización del Ejercicio	2,471,357	2,355,143	2,263,877
Total de Activos	76,231,140	69,369,697	68,766,115
Total Pasivos con Costo	19,189,496	18,587,328	19,082,986
Capital Contable Consolidado	36,233,673	31,367,398	30,066,725
Rotación Cuentas por Cobrar (días)	55	49	45
Rotación Cuentas por Pagar (días)	36	34	36
Rotación de Inventarios (veces)	3.70	3.80	3.85
Dividendos en Efectivo Acumulado por Acción	0.71	0.75	0.00

b) Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS
INFORMACIÓN POR SEGMENTOS DE NEGOCIO
(MILES DE PESOS)

2004

SECTOR	Tabacalera	Recubrimientos Cerámicos	Derivados del Cobre y Aluminio	Productos para las Industrias Automotriz, Construcción y Telecomunicaciones	Comercial	Minería	Infraestructura y Construcción	Otros y Eliminaciones	TOTAL CONSOLIDADO
Ingresos de Operación	12,501,478	3,538,265	6,524,422	18,203,973	22,224,128	3,516,200	2,500,694	712,144	**69,721,304**
Utilidad de Operación	823,501	664,274	575,265	1,977,218	3,280,137	679,200	371,744	663,775	**9,035,114**
Utilidad (Pérdida) Neta Consolidada del Año	484,248	364,904	146,904	1,871,782	2,628,927	168,100	208,428	2,168,355	**8,041,648**
Depreciación Amortización	124,099	320,944	351,647	554,941	636,210	263,200	16,170	204,146	**2,471,357**
Amortización del Crédito Mercantil y Crédito Diferido	-	27,675	-	75,200	(78,375)	36,100	-	76,009	**136,609**
Inversión en Acciones de Asociadas y Fideicomiso Inmobiliario No Consolidado	-	-	145	-	1,558,979	95,648	-	1,283,781	**2,938,553**
Activos Totales	4,048,909	6,784,608	9,032,601	17,540,864	25,998,126	7,255,300	2,067,149	3,503,583	**76,231,140**
Pasivos Totales	2,748,857	3,889,349	4,396,941	10,016,580	13,716,201	4,226,000	1,670,580	(667,041)	**39,997,467**

2003

SECTOR	Tabacalera	Recubrimientos Cerámicos	Derivados del Cobre y Aluminio	Productos para las Industrias Automotriz, Construcción y Telecomunicaciones	Comercial	Minería	Infraestructura y Construcción	Otros y Eliminaciones	TOTAL CONSOLIDADO
Ingresos de Operación	11,631,954	3,417,485	5,309,953	14,137,921	20,070,143	2,713,872	645,164	1,701,117	**59,627,609**
Utilidad de Operación	791,795	765,964	349,487	1,651,286	3,131,878	319,080	54,952	523,412	**7,587,854**
Utilidad (Pérdida) Neta Consolidada del Año	403,190	356,573	(389,216)	585,455	1,777,855	(503,618)	18,622	706,645	**2,955,506**
Depreciación Amortización	152,529	329,300	264,148	489,122	621,910	311,681	8,460	177,993	**2,355,143**
Amortización del Crédito Mercantil y Crédito Diferido	-	18,248	-	53,443	131,679	64,400	-	115,206	**382,976**
Inversión en Acciones de Asociadas y Fideicomiso Inmobiliario No Consolidado	-	-	153	692,083	942,894	105,710	-	964,892	**2,705,732**
Activos Totales	4,057,573	6,346,176	9,060,947	15,596,902	23,903,422	7,420,411	696,947	2,287,319	**69,369,697**
Pasivos Totales	2,794,707	3,674,427	4,670,733	5,797,516	13,999,636	5,038,179	453,243	1,573,858	**38,002,299**

2002

SECTOR	Tabacalera	Recubrimientos Cerámicos	Derivados del Cobre y Aluminio	Productos para las Industrias Automotriz, Construcción y Telecomunicaciones	Comercial	Minería	Infraestructura y Construcción	Otros y Eliminaciones	TOTAL CONSOLIDADO
Ingresos de Operación	11,371,879	3,133,536	4,905,405	12,727,019	19,510,497	2,895,283	787,720	1,419,117	**56,750,456**
Utilidad de Operación	766,164	586,914	465,115	1,698,046	3,099,766	428,619	89,674	517,338	**7,651,636**
Utilidad (Pérdida) Neta Consolidada del Año	525,183	81,620	135,590	706,134	1,995,035	(126,202)	35,531	(61,523)	**3,291,368**
Depreciación Amortización	202,043	315,037	256,468	411,556	629,880	294,126	27,327	127,440	**2,263,877**
Amortización del Crédito Mercantil y Crédito Diferido	-	18,903	-	84,986	(111,619)	62,694	-	185,753	**240,717**
Inversión en Acciones de Asociadas y Fideicomiso Inmobiliario No Consolidado	-	-	159	768,223	752,034	109,743	-	956,278	**2,586,437**
Activos Totales	4,312,732	6,203,095	9,228,687	13,414,962	23,151,526	7,713,048	503,670	4,238,395	**68,766,115**
Pasivos Totales	2,908,336	3,788,065	4,663,916	4,865,329	14,788,109	4,898,182	317,551	2,469,902	**38,699,390**

GRUPO CARSO, S.A. DE C.V., Y SUBSIDIARIAS
ANÁLISIS DE VENTAS DE EXPORTACIÓN POR AREA GEOGRÁFICA
DE LOS SIGUIENTES EJERCICIOS:
(MILES DE PESOS)

VENTAS	2004	% S/VTAS.TOT.	2003	% S/VTAS.TOT.	2002	% S/VTAS.TOT.
NORTEAMÉRICA	4,817,417	6.91	4,175,145	7.00	3,886,549	6.85
CENTRO, SUDAMÉRICA Y EL CARIBE	1,391,699	2.00	746,970	1.25	693,817	1.22
EUROPA	486,084	0.70	404,552	0.68	334,191	0.59
RESTO DEL MUNDO	18,501	0.02	19,441	0.03	9,517	0.02
VENTAS DE EXPORTACIÓN	6,713,701	9.63	5,346,108	8.96	4,924,074	8.68
MÉXICO	63,007,603	90.37	54,281,501	91.04	51,826,383	91.32
VENTAS TOTALES	69,721,304	100.00	59,627,609	100.00	56,750,457	100.00

c) Informe de Créditos Relevantes

El pasivo con costo de la compañía a diciembre de 2004 ascendía a $19,189.5 millones. A continuación se presentan los créditos relevantes de GCarso y sus subsidiarias.

Al 31 de Diciembre de 2004 se tiene constituido un fideicomiso cuyo objeto es la emisión de certificados bursátiles por un monto de hasta $5,000 millones al amparo de un programa, los recursos obtenidos por las diferentes emisiones de dichos títulos se utilizarán para cubrir las obligaciones, por créditos quirografarios adquiridos, asumiendo la titularidad de dichos créditos. La tasa de interés promedio que pagan las cuatro emisiones de los certificados bursátiles es equivalente a la de los Certificados de la Tesorería de la Federación más 1.27 puntos porcentuales. Se tiene un adeudo por $3,550 millones con dicho fideicomiso, cuyo último vencimiento es en octubre de 2008, los intereses que se pagan por este adeudo son equivalentes a los que el fideicomiso paga a los tenedores de los certificados bursátiles.

En septiembre de 2002 se firmó un contrato por un monto de 225 millones de dólares, de los cuales 128.8 millones de dólares están pactados a un plazo de 3 años, cuyo último vencimiento es en septiembre de 2005, y los 96.2 millones de dólares restantes se cerraron a un plazo de 5 años, siendo su último vencimiento en septiembre de 2007, este préstamo fue prepagado en su totalidad en mayo de 2005.

En mayo de 2004 se obtuvo un crédito sindicado por un monto de $300 millones de dólares, este crédito tiene un plazo de 3 años y su último vencimiento es en mayo de 2007. Al cierre de 2004 se tiene un saldo por pagar de $300 millones de dólares, el cual fue prepagado en su totalidad en mayo de 2005.

En octubre de 2004 se obtuvo un crédito sindicado por un monto de $250 millones de dólares, el cual se mantiene a la fecha, este crédito tiene un plazo de 5 años y su último vencimiento es en octubre de 2009. Al cierre de 2004 se tiene un saldo por pagar de $250 millones de dólares.

En los contratos de préstamos y las condiciones de los financiamientos obtenidos se establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de Grupo Carso, se mantengan determinadas razones y proporciones financieras. Todos estos requerimientos se cumplen a la fecha de emisión de estos estados financieros.

En mayo de 2005 se firmó un contrato de crédito sindicado que se utilizó para sustituir pasivos de corto y largo plazo, por un monto de 700 millones de dólares, para ser liquidado en tres exhibiciones a partir de mayo de 2009, finalizando en mayo de 2010.

Desde antes del año 2000, se tiene contratada con Banco Inbursa, S. A., una línea de crédito en cuenta corriente para efectuar disposiciones tanto en pesos como en dólares estadounidenses. Dentro de las innumerables disposiciones que se han realizado bajo esta línea de crédito en los últimos 41 meses, existen algunos saldos dispuestos con un máximo de $1,200 millones. Dichas disposiciones se tienen pactadas a un nivel de tasa variable basada en la TIIE como referencia, más un margen de intermediación cotizado a niveles de mercado; mientras que, en el caso de la divisa estadounidense, se han hecho disposiciones con un máximo de 100 millones de dólares, estas últimas disposiciones se han negociado tomando como base la tasa LIBOR, más un margen de intermediación también cotizado a niveles de mercado.

Por otra parte, y también con dicho banco, Carso ha realizado una serie de compras de divisas en el mercado cambiario mediante operaciones de las llamadas "forwards con entrega física".

A mayo de 2005 se tenían líneas de papel comercial y certificados bursátiles de corto plazo por $2,200 millones, con un monto por utilizar que ascendía a $500 millones.

A la fecha de este informe, Grupo Carso y sus subsidiarias están al corriente en el pago de capital e intereses de todos sus créditos.

d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera

i) Resultados de la Operación

GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS
DATOS RELEVANTES
Cifras a pesos constantes de Diciembre de 2004
(Miles de pesos)

CONCEPTO	2004	2003	2002	2004 vs 2003	2003 vs 2002
Ventas	69,721,304	59,627,609	56,750,456	16.93%	5.07%
Costo de Ventas	51,293,079	43,135,304	40,507,433	18.91%	6.49%
Gastos de Operación	9,393,111	8,904,451	8,591,387	5.49%	3.64%
Utilidad de Operación	9,035,114	7,587,854	7,651,636	19.07%	-0.83%
Costo Integral de Financiamiento	(639,118)	(1,497,361)	(2,339,766)	-57.32%	-36.00%
Intereses ganados	946,498	864,092	1,013,581	9.54%	-14.75%
Intereses pagados	(2,461,284)	(2,643,310)	(4,022,140)	-6.89%	-34.28%
Pérdida en cambios - Neta	28,493	(489,716)	(693,024)	-105.82%	-29.34%
Ganancia por posición monetaria	847,175	771,573	1,361,817	9.80%	-43.34%
Provisiones de impuestos	1,397,737	2,338,762	2,251,558	-40.24%	3.87%
ISR	714,060	2,010,618	1,816,450	-64.49%	10.69%
PTU	683,677	328,144	435,108	108.35%	-24.58%
Utilidad Neta	6,708,580	2,071,620	2,230,638	223.83%	-7.13%



2002
2003
2004
Ventas
56,748
59,627
69,721
Margen Operativo
13.48%
12.73%
12.96%
Margen EBITDA
17.47%
16.68%
16.50%
Participación en Ventas por Subsidiaria 2004
39.4% Grupo Condumex
31.9% Grupo Sanborns
3.6% CICSA
5.1% Porcelanite
17.9% Cigatam
2.1% Otros
Participación en Utilidad Operativa por Subsidiaria 2004
35.9% Grupo Condumex
36.3% Grupo Sanborns
4.1% CICSA
7.4% Porcelanite
9.1% Cigatam
7.2% Otros

Grupo Carso, a lo largo del 2004, logró mantener el dinamismo ya mostrado desde la segunda mitad del 2003, reportando crecimiento en prácticamente todas sus subsidiarias. La economía mexicana repuntó durante el año y como se señaló anteriormente las variables macroeconómicas continúan reflejando solidez y estabilidad. Sin embargo, se considera que ha sido fundamental para Grupo Carso el mantenerse apegado y continuar trabajando en la estrategia planteada ya hace algunos años, cuando identificamos que el Grupo, por sus características, su infraestructura y la experiencia adquirida, debía enfocarse a cuatro sectores: Telecomunicaciones, Construcción, Energía y Comercial. Estos sectores ofrecen una sana diversificación al Grupo, al tiempo que han venido creciendo por encima de la economía, y ofrecen, desde nuestro punto de vista, un potencial de desarrollo interesante para los próximos años.

En torno a esta estrategia, durante el año completamos la venta de la división Químicos con la venta del 100% de Química Flúor y el 40% de Grupo Primex.

Grupo Carso continuó con su reestructuración de negocios, con el fin de atender de forma más eficiente la estrategia planteada y presentar de forma más ordenada los activos del Grupo a través de una división industrial, que agrupa a Porcelanite y al nuevo Grupo Condumex, surgido tras la adquisición de Nacobre y la fusión con Empresas Frisco; una división que contiene los negocios relacionados con infraestructura, encabezada por la recién constituida Carso Infraestructura y Construcción, S.A. de C.V., y finalmente una división Comercial y de Consumo, formada por Grupo Sanborns y Cigatam.

La estructura financiera del Grupo continuó fortaleciéndose, no solo por el incremento mostrado en la generación de flujo o EBITDA, sino por la continua reducción de pasivos que derivo en una disminución de deuda neta de 3.9%. Adicionalmente, continuamos trabajando en el refinanciamiento de pasivos del Grupo. Durante el año 2004 se refinanciaron pasivos vía créditos sindicados por alrededor de $600 millones de dólares, extendiendo los plazos de la deuda, y reduciendo los costos de fondeo al nivel más bajo en la historia de Grupo Carso. En el mercado bursátil se mantuvieron en marcha los programas de financiamiento vía papel comercial y certificados bursátiles. En mayo de 2005 se firmó un contrato de crédito sindicado que se utilizó para sustituir pasivos de corto y largo plazo, por un monto de 700 millones de dólares, para ser liquidado en tres exhibiciones a partir de mayo de 2009, finalizando en mayo de 2010.

Las ventas consolidadas ascendieron a $69,721 millones de pesos, con un incremento de 16.9% contra el año anterior. La utilidad de operación alcanzó $9,035 millones de pesos mostrando un crecimiento de 19.1% en comparación con el año anterior. El flujo operativo fue de $11,506 millones de pesos, 15.7% más elevado que el de 2003. El incremento en los resultados operativos es consecuencia de la consolidada recuperación de las subsidiarias industriales, la incursión en nuevos nichos, principalmente ligados al sector de Infraestructura y el crecimiento ordenado del sector consumo.

Las subsidiarias ligadas a la parte comercial y de consumo mantuvieron un dinamismo estable, que se evidenció no solo con los crecimientos a mismas tiendas de los formatos comerciales, sino con la creciente expansión lograda en el territorio nacional, a través de crecimiento orgánico y adquisiciones. Grupo Dorian's se incorporó al portafolio de inversiones de Grupo Sanborns en diciembre de 2004, aportando al portafolio del Grupo un total de 71 tiendas a través de 4 formatos bien posicionados en el noroeste del país, y alrededor de 167 mil metros cuadrados de espacio de venta. Cigatam, por su parte, mantuvo su liderazgo en la industria cigarrera, mostrando un moderado incremento de volúmenes y ventas, a pesar de los incrementos de precios que se implementaron durante el año.

Las subsidiarias industriales ligadas a manufactura de productos y servicios mostraron en general aumentos en sus volúmenes de producción, sobre todo aquellas ligadas a los sectores de la construcción y de las telecomunicaciones. En el sector energía, se evidenció mayor actividad, al anunciarse programas de inversión en el sector público ligados al petróleo, a la generación de energía y otros proyectos de infraestructura.

Para facilitar el análisis y la comprensión de los resultados operativos de la Compañía, más adelante se proporciona información financiera y operativa relevante de las principales subsidiarias de GCarso.

Grupo Condumex
Cifras constantes de diciembre 2004
(Miles de Pesos)
COMBINADO CONSOLIDADO

EMPRESA	CONCEPTO	2004	2003	2002	VARIACION Del 04 al 03	VARIACION Del 03 al 02
CONDUMEX	VENTAS	27,259,762	21,783,776	19,537,701	25.14%	11.50%
	COSTO DE VENTAS	21,752,722	17,158,759	15,186,395	26.77%	12.99%
	UTILIDAD BRUTA	5,507,040	4,625,017	4,351,305	19.07%	6.29%
	MARGEN BRUTO	20.20%	21.23%	22.27%	-4.85%	-4.67%
	GASTOS DE OPERACIÓN	2,278,724	2,287,215	1,845,938	-0.37%	23.91%
	UTILIDAD DE OPERACIÓN	3,228,316	2,337,802	2,505,367	38.09%	-6.69%
	MARGEN DE OPERACIÓN	11.84%	10.73%	12.82%	10.34%	-16.30%
	CIF	266,806	662,179	329,383	-59.71%	101.04%
	UTILIDAD NETA	2,053,135	-393,834	440,878	N.A.	N.A.

Grupo Condumex reportó ventas anuales consolidadas de $27,260 millones de pesos, que al compararlas con los $21,784 millones del año anterior, representó un crecimiento de 25%. Los precios más altos de los metales, en combinación con un incremento en volúmenes principalmente en instalaciones, fibra óptica, cables de cobre y minería, contribuyeron al crecimiento de las ventas. El margen operativo y EBITDA subieron aproximadamente un punto porcentual, en comparación con los resultados del 2003.

Las divisiones de Telecomunicaciones, Construcción y Energía, y Autopartes en conjunto alcanzaron ventas de $18,204 millones, 25% mas que las reportadas el año de 2003, con márgenes de operación y EBITDA de 10.9% y 13.9% respectivamente, los cuales representaron incrementos de 17% y 16% respecto a los resultados del año anterior.

La división de Telecomunicaciones mostró un fuerte crecimiento de volúmenes, especialmente en fibra óptica e instalaciones, debido a la demanda de los principales clientes de esta división.

La división de Construcción y Energía mostró volúmenes estables en las divisiones de cable de energía y metales, mientras que el volumen de transformadores y proyectos integrales decayó en comparación con el año anterior.

Los volúmenes de auto partes se incrementaron 23.5%, mientras que el volumen de cable automotriz permaneció estable, y el volumen de arneses se redujo 5.3% contra el año 2003.

Nacobre reportó ventas durante el año de $ 6,524 millones de pesos, 23% mayores en comparación con el 2003, y con un margen de operación de 8.8%, 230 puntos base mayor que el año anterior, mientras que el margen EBITDA creció 280 puntos base. Las divisiones de cobre y PVC mostraron incrementos de volumen de 4.1% y 8.1% respectivamente durante 2004, por su parte, la división de aluminio reportó una reducción de 26.9% en el volumen, pero con mejores resultados operativos.

Ferrosur reportó ventas de $2,245 millones de pesos, 8.3% mayores que las del 2003. El incremento en ventas se explica por el crecimiento en los volúmenes de los sectores petroquímico, intermodal e industrial. La utilidad de operación creció 11% en comparación con el año pasado, alcanzando $473 millones de pesos con un margen operativo de 21.1%, 60 puntos base mayor que el reportado en el 2003.

Los volúmenes de molienda de la división minera se incrementaron 59.6% contra 2003. Minera Tayahua continuó con su buen desempeño, con mayores volúmenes de producción y mejores leyes. Las ventas de la división se incrementaron 99% durante el año, mientras que el margen operativo pasó de de una perdida de 14.7% en el 2003, a una utilidad de 17.3% en el 2004. El incremento de los volúmenes en combinación con los mayores precios de los metales provocó el crecimiento de las ventas y la mejoría de los resultados operativos.

Las inversiones de capital realizadas durante el año, alcanzaron alrededor de 91 millones de dólares.

Porcelanite

EMPRESA	CONCEPTO	2004	2003	2002	Variación Del 04 al 03	Variación Del 03 al 02
PORCELANITE	**VENTAS**	**3,538,265**	**3,417,485**	**3,133,536**	3.53%	9.06%
	COSTO DE VENTAS	2,240,113	2,123,338	2,093,365	5.50%	1.43%
	UTILIDAD BRUTA	**1,298,151**	**1,294,047**	**1,039,779**	**0.32%**	**24.45%**
	MARGEN BRUTO	36.69%	37.87%	33.18%	-3.11%	14.11%
	GASTOS DE OPERACIÓN	633,877	528,106	488,532	20.03%	8.10%
	UTILIDAD DE OPERACIÓN	**664,274**	**765,964**	**586,914**	**-13.28%**	**30.51%**
	MARGEN DE OPERACIÓN	18.77%	22.41%	18.73%	-16.24%	19.66%
	CIF	40,275	173,947	105,257	-76.85%	65.26%
	UTILIDAD NETA	**354,513**	**356,573**	**78,569**	**-0.58%**	**353.83%**



2002
2003
2004
3,134
3,417
3,538
Ventas
Margen Operativo
18.73%
22.41%
18.77%

2004 fue para Porcelanite un año de consolidación en el mercado domestico, donde fortaleció su participación de mercado, que hoy es superior al 40%. A la vez, durante este año Porcelanite sentó las bases para fortalecer la presencia de sus productos fuera de territorio nacional, mediante la apertura de una nueva planta, dedicada tanto al mercado de exportación como al nacional, ubicada en el Noroeste del país.

Las ventas de Porcelanite durante 2004 ascendieron a $ 3,538 millones, con un crecimiento de 3.5% en comparación con las del año anterior. La utilidad de operación ascendió a $ 664 millones, con un decremento de 13.3%, debido a una disminución en el margen de ventas de 364 puntos base en comparación con 2003. El flujo operativo (EBITDA) alcanzó los $ 985 millones, disminuyendo 10.0%; mientras que el margen EBITDA se ubicó en 27.8%. Un entorno más competitivo, así como los gastos relacionados con la expansión de esta subsidiaria, impactaron de manera negativa los resultados operativos de Porcelanite.

La línea de adhesivos, que produce Solutec, subsidiaria de Porcelanite Holding, continúa ganando imagen y participación de mercado.

Porcelanite realizó en 2004 inversiones de capital por alrededor de $56 millones de dólares.

Carso Infraestructura y Construcción

CARSO INFRAESTRUCTURA Y CONSTRUCCION, S.A. DE C.V.

DATOS RELEVANTES
Cifras en miles de pesos constantes del 31 de diciembre de 2004

Empresa	Concepto	2004	2003	2002	Variación 2004 vs. 2003	Variación 2003 vs. 2002
Grupo Cicsa	**Ventas**	**2,500,694**	**645,164**	**787,720**	**287.50%**	**-18.07%**
	Costo de Ventas	2,029,518	541,318	644,891	274.80%	-16.03%
	Utilidad Bruta	**471,176**	**103,846**	**142,829**	**353.73%**	**-27.29%**
	Margen Bruto	18.84%	16.10%	18.13%	17.09%	-11.25%
	Gastos de Operación	99,432	48,894	53,155	103.37%	-8.02%
	Utilidad de Operación	**371,744**	**54,952**	**89,674**	**576.48%**	**-38.72%**
	Margen de Operación	14.87%	8.52%	11.38%	74.57%	-25.20%
	Costo Integral de Financiamiento	43,251	13,153	13,447	228.83%	-2.19%
	Utilidad Neta	**208,585**	**18,622**	**35,531**	**1020.10%**	**-47.59%**

Carso Infraestructura y Construcción reportó ventas anuales consolidadas de $2,501 millones de pesos. La utilidad de operación alcanzó $372 millones durante el año y represento un margen de operación respecto a ventas de 14.9%, mientras que el margen EBITDA se ubicó en 15.5%. La división de infraestructura buscará seguir participando en proyectos de diversa índole, buscando mantener sus niveles de rentabilidad en los niveles mostrados en 2004.

Respecto a los resultados operativos de sus subsidiarias, Swecomex continúa trabajando en sus proyectos existentes. La primera plataforma petrolera fue terminada y ha iniciado su transportación por parte de PEMEX. Otras dos plataformas están programadas para ser entregadas a mediados de 2005, en tanto que los dos proyectos más grandes se espera que estén terminados hasta el 2006. Durante este año se licitarán otras plataformas petroleras, en las cuales participará Swecomex.

Grupo PC Constructores reportó un importante backlog al mes de diciembre del 2004. Entre los proyectos que la compañía ha estado desarrollando se incluyen: un edificio de 90,000 metros cuadrados ubicado en el centro de la Ciudad de México, con un costo estimado de aproximadamente $1,200 millones de pesos, para ser entregado en el cuarto trimestre de 2005.

La carretera Tepic – Villa Unión, que consiste en el rehabilitamiento de un tramo existente, así como la construcción de un tramo adicional, con un costo total estimado en alrededor de $2,500 millones.

Respecto al negocio de plantas de tratamiento de agua, durante el mes de octubre se obtuvo un contrato para construir una planta de tratamiento de agua en la ciudad de Saltillo, Coahulia.

Las inversiones de capital realizadas durante el año, fueron de alrededor de 10 millones de dólares.

Grupo Sanborns

DATOS RELEVANTES
Cifras en miles de pesos constantes del 31 de diciembre de 2004

Empresa	Concepto	2004	2003	2002	Variación 2004 vs. 2003	Variación 2003 vs. 2002
Grupo Sanborns	**Ventas**	**22,224,128**	**20,070,143**	**19,510,497**	**10.73%**	**2.87%**
	Costo de Ventas	12,439,852	11,055,867	10,671,987	12.52%	3.60%
	Utilidad Bruta	**9,784,276**	**9,014,437**	**8,837,286**	**8.54%**	**2.00%**
	Margen Bruto	44.03%	44.91%	45.30%	-1.98%	-0.84%
	Gastos de Operación	6,504,139	5,882,534	5,737,714	10.57%	2.52%
	Utilidad de Operación	**3,280,137**	**3,131,878**	**3,099,766**	**4.73%**	**1.04%**
	Margen de Operación	14.76%	15.60%	15.89%	-5.42%	-1.78%
	Costo Integral de Financiamiento	217,873	429,384	261,034	-49.26%	64.49%
	Utilidad Neta	**2,359,759**	**1,595,301**	**1,799,796**	**47.92%**	**-11.36%**

Las ventas anuales de Grupo Sanborns se ubicaron en $22,224 millones, con un crecimiento de 10.7% en comparación con el año anterior. La utilidad de operación alcanzó $3,280 millones, con un crecimiento de 4.7%, el margen de operación se ubicó en 14.8%, con una disminución de 85 puntos base, respecto de 2003. El flujo operativo (EBITDA), alcanzó $3,916 millones en el año, con un incremento de 4.3% al comparase con 2003. El margen EBITDA fue de 17.6%, lo que resultó 108 puntos base por debajo del margen de 2003. El mayor dinamismo observado en el consumo contribuyó al crecimiento de las ventas, aunque la creciente actividad promocional, necesaria para mantener la preferencia del consumidor en los formatos que opera Grupo Sanborns, contribuyó para que los márgenes operativo y EBITDA disminuyeran en comparación con el año anterior.

Con el objetivo de fortalecer su posición en los segmentos en los que participa, Grupo Sanborns adquirió en diciembre de 2004 la cadena de tiendas departamentales, Dorian's Tijuana, con importante presencia en el Noroeste del país. Dorian's opera 71 tiendas bajo los formatos Dorian's, Dax, Mas y Solo un Precio, que en su conjunto representan alrededor de 167 mil metros cuadrados de piso de ventas.

Durante 2004, Grupo Sanborns sostuvo el ritmo de crecimiento orgánico observado durante los últimos años, con la expansión de sus principales formatos, poniendo énfasis en la ubicación de sus nuevas unidades.

Grupo Sanborns, mantuvo durante el año, una sólida estructura financiera, pese al incremento en las inversiones de capital observado como consecuencia de las adquisiciones ya comentadas. Al cierre del año, la empresa tenía una deuda total de $4,021 millones de pesos, misma que se redujo, en $861 millones de pesos en el año. La deuda neta, se redujo en $1,134 millones, ubicándose al cierre de 2004 en $3,295 millones.

Durante el año, Grupo Sanborns realizó inversiones de capital que ascendieron a 127 millones de dólares, que contemplan principalmente, la apertura de nuevos puntos de venta, así como las adquisiciones realizadas en el año.

Tiendas Sanborns y Sanborns Café.

Las ventas combinadas de Sanborns y Sanborns Café alcanzaron 8,335 millones de pesos, 7.0% mayores que las registradas durante el año anterior. Las ventas mismas tiendas crecieron 4.2% durante el año. La utilidad de operación fue de 849 millones de pesos, con un crecimiento de 11.0% en comparación con 2003. El margen operativo se incrementó en 36 puntos base en comparación con el año anterior. El flujo operativo de 1,083 millones de pesos, resultó 9.0% mayor que el observado en 2003, y con un margen sobre ventas de 13.0%, con un incremento de 24 puntos base en comparación con el año anterior. La mejoría observada en los resultados operativos es consecuencia de un cambio observado en la mezcla de ventas, con mayor participación de productos exclusivos de las tiendas Sanborns.

Sanborns mantuvo la tendencia de crecimiento en su base de tarjetahabientes, reportando al cierre del 2004 un incremento de 47.26 en el número de cuentas activas.

Durante 2004 cuatro tiendas Sanborn Hermanos fueron abiertas, alcanzando 130 unidades al cierre de 2004; así mismo, 31 Sanborns Café estaban en operación al final de año, luego de que se abrió 1 y se cerraron 4 unidades durante 2004.

Sears

La recuperación observada en el consumo domestico durante 2004, se reflejó en las ventas de Sears que crecieron 9.7% durante el año, mientras que las ventas mismas tiendas mostraron un repunte de 5.3% en comparación con 2003. La utilidad de operación se incrementó 7.3%, alcanzando 1,904 millones de pesos, mientras que el flujo operativo que fue de 2,143 millones de pesos, creció 5.3%. La disminución observada en los márgenes operativos se debe principalmente a la intensa actividad promocional necesaria para competir en el sector de las tiendas departamentales.

La tarjeta de crédito Sears sigue siendo un destacado instrumento de ventas para esta cadena de tiendas. Al final del año, el número de cuentas activas se ubicó en 1,103,880 lo que representó un incremento de 25.5% al compararse con el año anterior, la cartera de crédito tenía un valor al cierre de 2004 de 5,527 millones de pesos, mientras que el nivel de cartera vencida se mantuvo bajo y estable durante todo el año, cerrando en 1.28%. Durante 2004, alrededor del 63.3% de las ventas totales de Sears se realizaron con la Tarjeta de Crédito propia de la marca.

En el transcurso del año, 3 tiendas Sears fueron remodeladas, mientras que 2 nuevas tiendas Sears abrieron sus puertas, ubicadas en Ciudad Juárez, Chihuahua, y Guadalajara, Jalisco.

Tiendas de Música.

Durante el año 2004 la división de tiendas de música de Grupo Sanborns se fortaleció como el distribuidor de la mayor y más variada oferta musical en el país, misma que complementa con una amplia gama de productos de entretenimiento entre los que destacan películas y juegos de video.

Las ventas totales de esta división ascendieron a 1,649 millones de pesos en el año, con un incremento de 8.4% en términos reales, mientras que las ventas mismas tiendas crecieron en 5.0% en comparación con 2003. La utilidad de operación aumentó 19.7%, mientras que el EBITDA creció 14.5% en términos reales durante 2004.

Al cierre del año, esta división operaba 65 tiendas bajo los formatos Mixup, No Problem, Tower Records y Discolandia.

Controladora y Administradora de Pastelerías

Las ventas de esta subsidiaria en 2004 alcanzaron 994 millones de pesos, con un crecimiento de 11.5%, contra el año anterior, consecuencia principalmente del crecimiento orgánico de El Globo. La utilidad de operación ascendió a 117 millones de pesos, con una disminución de 14.4% durante el año. El EBITDA alcanzó 170 millones de pesos, y decreció 7.1% en comparación con 2003. La caída observada en los resultados operativos es consecuencia de los gastos realizados para preparar la expansión de El Globo en nuevas regiones.

Durante 2004, se agregaron 34 nuevos puntos de venta, lo que representó un ritmo de crecimiento mucho mayor al de años anteriores, la expansión de El Globo se presentó principalmente el Norte del país, dónde este existe un importante potencial de crecimiento. También como parte del programa de expansión de El Globo, en 2004 arrancó formalmente un programa de franquicias.

Al finalizar 2004, Controladora y Administradora de Pastelerías contaba con 191 puntos de ventas distribuidos en el país.

Cigatam – Philip Morris México

En el caso de Cigatam-Philip Morris México las ventas combinadas registraron un incremento de 6.5% con respecto al año anterior.

DATOS RELEVANTES

Cifras en miles de pesos constantes del 31 de diciembre de 2004

EMPRESA	CONCEPTO	2004	2003	2002	Variación 2004 vs. 2003	Variación 2003 vs. 2002
CIGATAM	**VENTAS**	**12,501,478**	**11,631,954**	**11,371,879**	**7.48%**	**2.29%**
	COSTO DE VENTAS	11,377,617	10,548,896	10,306,784	7.86%	2.35%
	UTILIDAD BRUTA	**1,123,862**	**1,083,087**	**1,064,806**	**3.76%**	**1.72%**
	MARGEN BRUTO	8.99%	9.31%	9.36%	-3.45%	-0.56%
	GASTOS DE OPERACIÓN	301,363	291,698	298,662	3.31%	-2.33%
	UITILIDAD DE OPERACIÓN	**823,501**	**791,795**	**766,164**	**4.00%**	**3.35%**
	MARGEN DE OPERACIÓN	6.59%	6.81%	6.74%	-3.23%	1.03%
	COSTO INTEGRAL DE FINANCIAN	(34,073)	(17,039)	(59,822)	99.97%	-71.52%
	UITILIDAD NETA	**484,248**	**403,190**	**526,183**	**20.10%**	**-23.37%**


Participación
Mercado
por Segmento
2002
2003
2004
Alto
76.7%
77.0%
78.0%
Medium
11.2%
10.0%
9.7%
Low
56.9%
55.7%
57.0%
Participación
de Mercado
Marlboro
2002
2003
2004
% Partic. mercado
43.1%
44.2%
45.2%
Volumen Total y
Participación de
Mercado
2002
2003
2004
Ventas en miles de millones de Cigarros
48.9
48.1
47.3
Participación
59.4%
59.4%
60.2%

Grupo Carso consolida al 100% los resultados de Cigatam, aunque el valor económico total para Carso equivale al 50% del resultado combinado de Cigatam – Philip Morris México. Durante 2004, los resultados combinados de Cigatam – Philip Morris México mostraron un margen de utilidad operativa de 19.5%, 1.2 puntos porcentuales menor que en el 2003, mientras que la utilidad neta aumentó en 3.4% respecto al año 2003. Cigatam tuvo ventas de $12,501 millones de pesos, un incremento de 7.5% al compararse con 2003, con un margen de operación de 6.6%.

Philip Morris México incrementó el precio de los cigarrillos en enero, julio y noviembre de 2004. El incremento de precio fue de $1.00 por cajetilla, en cada ocasión. Este incremento compensó parcialmente el aumento en el Impuesto Especial sobre Producción y Servicios (IEPS) establecido al principio del año, así como el importe de la contribución al Fondo de Protección Contra Gastos Catastróficos, a partir de octubre de 2004.

Durante 2004, las inversiones de capital de Cigatam alcanzaron aproximadamente $18.0 millones de dólares, invertidos primordialmente en maquinaria y equipo, y en construcciones.

La industria cigarrera y el Gobierno Federal acordaron el establecimiento de una contribución a partir del mes de octubre de 2004 de 2.5 centavos por cigarrillo vendido en México, para el Fondo de Protección Contra Gastos Catastróficos administrado por la Secretaria de Salud. Dicha contribución está exenta de IEPS e IVA y es deducible del impuesto sobre la renta. La empresa manufacturera es la encargada de la recaudación y pago de la contribución al Fondo, en este caso Cigatam.

A partir del 1 de enero de 2005, el IEPS se incrementó para cigarros sin filtro de 100% a 110%.

ii) Situación Financiera, Liquidez y Recursos de Capital

El activo total de Grupo Carso al cierre del 2004 ascendió a $76,231 millones de pesos contra $69,370 millones en 2003.

Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias del grupo, esto es la utilidad antes de financieros, depreciación y amortización.

Las fuentes externas de liquidez provienen principalmente de proveedores, financiamiento bancario a través de líneas a corto, o a largo plazo, o a través de deuda bursátil de corto plazo como papel comercial, o de largo plazo como certificados bursátiles.

Grupo Carso y sus subsidiarias tenían a mayo de 2005 líneas de papel comercial y de certificados bursátiles de corto plazo por $2,200 millones, con un monto por utilizar que ascendía a $500 millones.

Adicionalmente, Carso y sus subsidiarias cuentan con un programa vigente de certificados bursátiles por $5,000 millones, de los cuales se mantenían disponibles al cierre del año $1,450 millones; la porción circulante del saldo dispuesto asciende a $500 millones de pesos.

GCarso también mantiene disponibles diversas líneas de crédito con instituciones bancarias nacionales o extranjeras.

Nivel de Endeudamiento

Grupo Carso continuó con su estrategia de fortalecer su estructura financiera. Así la deuda neta al cierre de año se ubicó en $15,685 millones, cifra que representó una reducción de 3.9% en comparación con el año anterior. La razón Deuda Neta a Capital mejoró, al pasar de 52.0% en 2003 a 43.2% en el 2004. Adicionalmente, durante el año Grupo Carso mejoró el perfil de su deuda al extender la duración de la misma y mejorar su costo financiero.

Entre los instrumentos financieros utilizados en la deuda de Grupo Carso, destacan los créditos sindicados en dólares, que en conjunto representan alrededor del 44% del total de la deuda, así como la deuda bursátil que equivale aproximadamente al 30% de la deuda de la emisora.

Carso tiene firmados contratos denominados swaps de tasas de interés, que tienen la finalidad de administrar el riesgo de las tasas de interés de sus créditos, así como controlar la integración de su deuda en tasas fijas y variables. Al cierre del año, Carso mantenía contratos de swaps de tasa variable a tasa fija que cubrían el 100% de su deuda en pesos.

	2004	2003	2002
DEUDA TOTAL	19,189.5	18,587.3	19,083.0
% LARGO PLAZO	60%	60%	56%
% PESOS	38%	37%	41%

La deuda total de Grupo Carso ascendió en 2004 a $19,189.5 millones de pesos, 3.2% mayor que la de 2003, y 0.6% mayor que la de 2002.

Perfil de Deuda por Moneda **Perfil de Deuda por Plazo**


Pesos
38%


Largo
plazo
60%

Políticas que rigen la tesorería

Las principales subsidiarias de GCarso invierten en forma individual sus recursos en base a sus necesidades de flujo de efectivo, considerando el plazo y el riesgo requerido con el fin de optimizar el costo financiero.

El efectivo y las inversiones temporales se mantienen en pesos o en dólares dependiendo de los requerimientos y de las necesidades de liquidez de cada subsidiaria en base a su flujo de efectivo y de su estructura de deuda.

Créditos o Adeudos fiscales

No Aplica

Inversiones Comprometidas al Final del Ejercicio

Durante el año 2004, Ferrosur, como parte de los compromisos de inversión que tiene en términos del "Plan de Negocios", que forma parte del título de concesión que se le otorgó para explotar la vía general de comunicación ferroviaria del sureste realizó inversiones por 286.5 millones y deberá realizar inversiones por un importe de $342.7.

Al 31 de diciembre de 2004 y 2003 Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos asciende aproximadamente a $258.9 y $118,2 millones de pesos, respectivamente.

La compañía no tiene transacciones relevantes no registradas en el balance general o en el estado de resultados.

iii) Control Interno

El cumplimiento de las normas de control interno en Grupo Carso es vigilado permanentemente por las áreas de contraloría de cada una de sus empresas. Adicionalmente las áreas corporativas de auditoría interna llevan a cabo revisiones periódicas y con objetivos fijados en programas anuales, aprobados previamente; emitiendo reportes sobre el alcance del trabajo efectuado y las desviaciones encontradas, y en estos casos, y de acuerdo con los administradores de la sociedad, el programa para su corrección. Las áreas corporativas de auditoría interna presentan al Comité de Auditoría y de Finanzas y Planeación de la sociedad, las desviaciones relevantes encontradas, las medidas tomadas para su solución y el avance en su implementación. Como parte de sus funciones de auditoría, los auditores externos llevan a cabo una evaluación del control interno de las empresas de Grupo Carso y presentan un informe de recomendaciones a la administración de la compañía, y al Comité de Auditoría y Finanzas y Planeación de la sociedad.

e) Estimaciones Contables Críticas

Para la preparación de los estados financieros consolidados y de las subsidiarias y con base en los principios de contabilidad generalmente aceptados en México, es necesario, efectuar algunas estimaciones de eventos que no son susceptibles de cuantificarse con exactitud, y, que afectan diversos rubros o cuentas. Las estimaciones incluyen elementos de juicio con cierto grado de incertidumbre y por la tanto pueden llegar a ser críticas. Las estimaciones hechas podrían modificarse en el futuro por cambio en la elección de un elemento de la misma o por un cambio en el entorno económico.

A continuación mencionaremos las estimaciones que consideramos que por el grado de incertidumbre en el futuro pueden generar un efecto significativo en la información financiera.

Estimación de las vidas útiles de inmuebles, maquinaria y equipo

La estimación de las vidas útiles se efectúa en función de rubros y actividades particulares de inmuebles, maquinaria y equipo, con lo que se determina el cargo a resultados por concepto de depreciación en línea recta. Al 31 de diciembre de 2004 el valor contable de inmuebles, maquinaria y equipo de $36,932 millones, representa el 48.4% del valor del activo total de la compañía y el gasto por depreciación en 2004 de $2,471 millones representa el 4.1% de nuestros costos y gastos. Un cambio en las condiciones físicas, tecnológicas o económicas, podrían modificar las estimaciones y por lo tanto el cargo a resultados por depreciación o el reconocimiento de un cargo a resultados por deterioro y consecuentemente una disminución en el valor del activo.

Obligaciones laborales al retiro por primas de antigüedad y pensiones

La valuación de los planes de retiro que tienen establecidos algunas subsidiarias de la compañía son efectuadas por peritos independientes con base en estudios actuariales. Se usan las siguientes estimaciones que pueden llegar a tener un efecto importante: a) para determinar el valor presente de la obligación futura y el costo neto del período se usan tasas reales de descuento, b) para los salarios futuros base del calculo se consideran tasas reales de incremento esperado, c) tasas reales de rendimiento esperado del fondo y d) tasas de rotación y mortandad en base a tablas reconocidas o experiencia. En 2004, se registró un costo neto del período relativo a esas obligaciones de $101 millones.

Las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia, y el pasivo de transición se esta amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan.

Un cambio en las condiciones económicas, laborales y fiscales podría modificar dichas estimaciones.

Operaciones con instrumentos financieros derivados

La compañía celebra operaciones con instrumentos financieros derivados con fines de negociación o de cobertura que son utilizados principalmente para reducir el riesgo de movimientos adversos en tasas de interés, tipos de cambio de deuda a largo plazo y precios de metales y gas. Algunos de los contratos quedan sin contraparte cubierta por lo que se efectúan estimaciones a valor de mercado, utilizando modelos financieros y curvas futuras de comportamiento de tasas para traer a valor presente el importe del diferencial de precios por el período por transcurrir del total de los mencionados contratos, el importe determinado se registra en resultados, dichas estimaciones pueden tener variaciones importantes por cambios posteriores en el entorno económico o por cambios en los montos sin contraparte cubierta. Ver nota 8 de los estados financieros dictaminados al 31 de diciembre de 2004.

Estimación de Ingresos por Avance de Obra

Los ingresos derivados de la celebración de contratos de construcción y de fabricación de ciertos bienes de capital, se reconocen en forma periódica conforme se ejecuta o progresa la obra, lo cual requiere llevar a cabo estimaciones sobre la cantidad, y en ocasiones, precio del avance. Asimismo, sus costos relacionados están sujetos a estas mismas estimaciones. Dicha cuantificación puede verse afectada por diversas incertidumbres que dependen del resultado de eventos futuros, por ejemplo variaciones en el alcance del trabajo, escalaciones de costos, penalidades por atraso, etc. Las principales operaciones que lleva a cabo la compañía que requieren estas estimaciones son: plataformas petroleras, construcción de carreteras, edificación de inmuebles y plantas industriales e instalaciones telefónicas, llevados a cabo principalmente por Carso Infraestructura y Construcción y la división Telecomunicaciones de Grupo Condumex.

Estimación para cuentas incobrables

La estimación para cuentas incobrables, tiene como fin, reconocer en los resultados de la compañía la probabilidad que pudiese tener la insolvencia de algunos de nuestros clientes. La estimación se realiza considerando la experiencia pasada, morosidad actual y tendencias económicas. Adicionalmente en algunas subsidiarias se cuenta con un seguro de riesgo crediticio. El importe que se tiene reservado como incobrable en 2004 de $290 millones representa el 2.0% del total de cuentas por cobrar.

4) ADMINISTRACION

a) Auditores Externos

A partir del año de 2002 la firma de auditores PricewaterhouseCoopers, S. C., está a cargo de la auditoría de los estados financieros de Grupo Carso, S. A. de C. V.

Por otra parte, en los últimos 3 ejercicios los auditores externos no emitieron salvedad, opinión negativa ni se abstuvieron de emitir opinión acerca de los estados financieros de la empresa.

Cada vez que Grupo Carso desea designar auditores externos, se hace una invitación a los despachos más importantes de México para que ofrezcan, en forma privada y confidencial, sus servicios y costos. Recibidas las propuestas de servicios profesionales el Comité de Auditoría y de Finanzas y Planeación de la Sociedad las estudia y analiza, revisando que el despacho que ofrezca las mejores condiciones cumpla con los requisitos establecidos en las disposiciones legales aplicables, y, una vez que elige a la posible firma de auditores, recomienda al consejo de administración de la Sociedad las condiciones de su contratación y el alcance de sus servicios. Por su parte, el Consejo de Administración, en su caso y previo análisis y discusión del tema, aprueba por lo menos, por mayoría de votos la contratación de la firma de que se trate, para el ejercicio que corresponda.

Durante el ejercicio social de 2004, Grupo Carso solicitó a los auditores externos diversos servicios distintos a los de la auditoría, tales como: microfilmación, digitalización, asesorías y consultorías y declaratorias de IVA, por los que pagó el 9.9% del total de las erogaciones hechas a los diferentes despachos que auditan a Grupo Carso y a sus subsidiarias. Al respecto, cabe señalar que dentro de los honorarios de auditoría se incluyen los servicios de auditoría financiera y auditoría fiscal.

b) Operaciones con Personas Relacionadas y Conflicto de Intereses

Desde antes del año 2000, Grupo Carso tiene contratada con Banco Inbursa, S. A., una línea de crédito en cuenta corriente para efectuar disposiciones tanto en pesos como en dólares estadounidenses. Dentro de las innumerables disposiciones que se han realizado bajo esta línea de crédito en los últimos 41 meses, existen algunos saldos dispuestos con un máximo de $1,200 millones. Dichas disposiciones se tienen pactadas a un nivel de tasa variable basada en la TIIE como referencia, más un margen de intermediación cotizado a niveles de mercado; mientras que, en el caso de la divisa estadounidense, se han hecho disposiciones con un máximo de 100 millones de dólares, estas últimas disposiciones se han negociado tomando como base la tasa LIBOR, más un margen de intermediación también cotizado a niveles de mercado.

Por otra parte, y también con dicho banco, Carso ha realizado una serie de compras de divisas en el mercado cambiario mediante operaciones de las llamadas "forwards con entrega física".

c) Administradores y Accionistas

El Consejo de Administración de Grupo Carso, S. A. de C. V., para el ejercicio social de 2005 está integrado por trece consejeros propietarios y sus respectivos suplentes. Dicho órgano cuenta con consejeros patrimoniales, consejeros independientes y consejeros relacionados. Los consejeros patrimoniales e independientes exceden en su conjunto del 40% de dicho órgano. Los consejeros independientes exceden del 25%.

Los consejeros son designados por los accionistas reunidos en Asamblea General Ordinaria la cual se considerará legalmente instalada, en virtud de primera convocatoria, si está representada, por lo menos, la mitad del capital social; y en caso de segunda o ulterior convocatoria, con cualquiera que sea el número de acciones representadas. Para que las resoluciones de la Asamblea General Ordinaria sean válidas deberán tomarse siempre, por lo menos, por la mayoría de los votos presentes.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la sociedad y la dirección de los negocios señalados en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Asimismo, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad.

Las facultades estatutarias del Consejo de Administración son las siguientes: a) Nombrar y remover al Director General de la Sociedad; b) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de la Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en los estatutos de la Sociedad; c) Establecer sucursales o agencias de la Sociedad; d) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; e) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; f) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso f), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles, también tendrá la facultad de aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; g) Constituir un Comité de Auditoría, el cual se integrará en la forma y términos que a continuación se indican: 1) El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto. 2) El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre las transacciones con personas relacionadas a que alude el inciso f) anterior, y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones de la Sociedad a que se refiere el inciso f) precedente, y 3) El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento; y h) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley.

En la asamblea general ordinaria de accionistas celebrada el 21 de abril de 2005 fueron designados los miembros del consejo de administración para el ejercicio social de 2005; sin embargo, continuarán ocupando sus puestos, aún habiendo concluido dicho ejercicio, hasta que la asamblea no haga nuevos nombramientos, y los consejeros recién designados por aquella, no tomen posesión de sus respectivos cargos.

Consejo de Administración de Grupo Carso, S. A. de C. V.

NOMBRE	PUESTO**	NO. DE AÑOS COMO CONSEJERO *	TIPO DE CONSEJERO**
CONSEJEROS PROPIETARIOS			
ING. CARLOS SLIM HELÚ	Presidente Honorario - Teléfonos de México Presidente Honorario - Carso Global Telecom Presidente Honorario - Grupo Financiero Inbursa Presidente Honorario - América Móvil Presidente Honorario - América Telecom Presidente Honorario - Grupo Carso Presidente - Impulsora del Desarrollo Económico de América Latina	QUINCE	Patrimonial Relacionado
LIC. CARLOS SLIM DOMIT	Presidente - Teléfonos de México Presidente - Grupo Carso Presidente - Grupo Sanborns Director General - Sanborn Hermanos Vicepresidente - Carso Global Telecom Vicepresidente - América Telecom	QUINCE	Patrimonial Relacionado
SR. RUBÉN AGUILAR MONTEVERDE	Integrante del Consejo Consultivo Nacional - Banco Nacional de México, S.A.	DESIGNADO EL 21 DE ABRIL DE 2005	Independiente
ING. ANTONIO COSÍO ARIÑO	Director General - Cía. Industrial de Tepeji del Río	TRECE	Independiente
ING. JAIME CHICO PARDO	Vicepresidente y Director General - Teléfonos de México Presidente y Director General - Carso Global Telecom	QUINCE	Relacionado
LIC. ARTURO ELÍAS AYUB	Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales - Teléfonos de México Director General – Fundación Telmex	SIETE	Relacionado
ING. CLAUDIO X. GONZÁLEZ LAPORTE	Presidente – Kimberly-Clark de México	QUINCE	Independiente
C.P. RAFAEL MOISÉS KALACH MIZRAHI	Presidente y Director General - Grupo Kaltex	ONCE	Independiente
LIC. JOSÉ KURI HARFUSH	Presidente - Janel	QUINCE	Independiente
C.P. JUAN ANTONIO PÉREZ SIMÓN	Presidente - Sanborn Hermanos Vicepresidente - Teléfonos de México	QUINCE	Independiente
LIC. AGUSTÍN SANTAMARINA VÁZQUEZ	Consejero - Santamarina y Steta	QUINCE	Independiente
LIC. PATRICK SLIM DOMIT	Director Comercial de Mercado Masivo - Teléfonos de México Vicepresidente - Grupo Carso Presidente - América Móvil Presidente - América Telecom Presidente - Ferrosur Presidente - Grupo Telvista	NUEVE	Patrimonial Relacionado
LIC. FERNANDO SOLANA MORALES	Director General - Solana y Asociados, S.C.	DESIGNADO EL 21 DE ABRIL DE 2005	Independiente

CONSEJEROS SUPLENTES

Nombre	Cargo	Antigüedad	Tipo
LIC. MARCO ANTONIO SLIM DOMIT	Presidente y Director General - Grupo Financiero Inbursa	QUINCE	Patrimonial Relacionado
LIC. DANIEL HAJJ ABOUMRAD	Director General - América Telecom Director General - América Móvil	DIEZ	Relacionado
ING. JULIO GUTIÉRREZ TRUJILLO	Asesor Empresarial	DESIGNADO EL 21 DE ABRIL DE 2005	Independiente
ING. ANTONIO COSÍO PANDO	Gerente General - Cía. Industrial de Tepeji del Río	TRES	Independiente
LIC. FERNANDO G. CHICO PARDO	Director General - Promecap, S.C.	QUINCE	Independiente
LIC. EDUARDO VALDÉS ACRA	Director General - Inversora Bursátil Vicepresidente - Grupo Financiero Inbursa	DOCE	Relacionado
LIC. DAVID IBARRA MUÑOZ	Director - Despacho David Ibarra Muñoz	TRES	Independiente
LIC. ALEJANDRO ABOUMRAD GABRIEL	Presidente - Porcelanite	QUINCE	Independiente
LIC. IGNACIO COBO GONZÁLEZ	Presidente - Grupo Calinda	TRES	Independiente
ING. ANTONIO GÓMEZ GARCÍA	Director General - Porcelanite Director General - U.S. Commercial Corp.	UNO	Relacionado
ING. ALFONSO SALEM SLIM	Director General - Hoteles Calinda Director General - PC Industrial Director General - Grupo PC Constructores Director General - Impulsora del Desarrollo Económico de América Latina	CUATRO	Independiente
C.P. JOSÉ HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA	Director General - Grupo Carso Presidente y Director General – Grupo Condumex	QUINCE	Relacionado
LIC. CARLOS HAJJ ABOUMRAD	Director General - Sears Roebuck de México Director General - Artes Gráficas Unidas Director General - Galas de México	SIETE	Independiente

* La antigüedad de los consejeros se consideró a partir del ejercicio social de 1990, fecha en la cual las acciones de Grupo Carso, S. A. de C. V. fueron inscritas en la bolsa de valores.

** Con base en información de consejeros.

FUNCIONARIOS DEL CONSEJO DE ADMINISTRACIÓN

PRESIDENTE HONORARIO VITALICIO	ING. CARLOS SLIM HELÚ
PRESIDENTE	LIC. CARLOS SLIM DOMIT
VICEPRESIDENTE	LIC. PATRICK SLIM DOMIT
TESORERO	C.P. QUINTÍN H. BOTAS HERNÁNDEZ
SECRETARIO	LIC. SERGIO F. MEDINA NORIEGA
PROSECRETARIO	LIC. ALEJANDRO ARCHUNDIA BECERRA

PRINCIPALES FUNCIONARIOS

DIRECTOR GENERAL ----------- C.P. JOSÉ HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA

A continuación se mencionan algunas de las empresas en las que los consejeros de Grupo Carso participan en sus respectivos consejos de administración:

Ing. Carlos Slim Helú. Es Ingeniero Civil por la Universidad Nacional Autónoma de México. Tiene 65 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Promotora Inbursa, S. A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V., Centro Histórico de la Ciudad de México, S.A. de C.V., Altria Group, Inc., y SBC Communications Inc.

Lic. Carlos Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 38 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., CompUSA, y de algunas subsidiarias de Grupo Carso.

Rubén Aguilar Monteverde. Es Contador Privado por la Escuela Bancaria y Comercial de México. Tiene 80 años de edad. Es consejero de las siguientes empresas: Desc, Sociedad de Fomento Industrial, S.A. de C.V., Fin Común Servicios Financieros Comunitarios, S.A. de C.V., Holding del Golfo, S.A. de C.V., Organización Ramírez, S.A. de C.V. y otras.

Ing. Antonio Cosío Ariño. Es Ingeniero Civil por el Instituto Tecnológico de Estudios Superiores de Monterrey. Tiene 69 años de edad. Es consejero de Teléfonos de México, S.A. de C.V. y Kimberly-Clark de México, S.A. de C.V.

Ing. Jaime Chico Pardo. Es Ingeniero Industrial por la Universidad Iberoamericana. Tiene 55 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., y Honeywell International Inc.

Lic. Arturo Elías Ayub. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 39 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V.; Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., CompUSA, Fundación Telmex, T1msn, y de algunas subsidiarias de Grupo Carso.

Ing. Claudio X. González Laporte. Es Ingeniero Químico por la Universidad Nacional Autónoma de México. Tiene 71 años de edad. Es consejero de las siguientes empresas: Kimberly–Clark de México,

S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Alfa, S.A. de C.V., y Grupo México, S.A. de C.V.

C.P. Rafael Moisés Kalach Mizrahi. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 58 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. José Kuri Harfush. Es Licenciado en Administración de Empresas por la Universidad Anahuac. Tiene 56 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, Promotora Inbursa, S.A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

C.P. Juan Antonio Pérez Simón.- Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 64 años de edad. Es consejero de las siguientes empresas: Centro Histórico de la Ciudad de México, S.A. de C.V., Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom., S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Agustín Santamarina Vázquez. Es licenciado por la Escuela Libre de Derecho, actualmente ocupa el puesto de asesor del Despacho Santamarina y Steta, S.C. Tiene 79 años de edad. Es consejero de las siguientes empresas: Grupo México, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Aditivos Mexicanos, S.A. de C.V., Ferrocarril Mexicano, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Patrick Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 36 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Fernando Solana Morales. Realizó estudios profesionales en Ingeniería, Filosofía y en Ciencias Políticas. Tiene 74 años de edad. Es presidente del Fondo Mexicano para la Educación y el Desarrollo; miembro de la Junta de Gobierno de la Fundación México-Estados Unidos para la Ciencia, y del Consejo Constructivo del Parlamento Latinoamericano, así como consejero en las siguientes empresas: Promotora Inbursa, S.A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V., y de diversos bancos, empresas y organizaciones culturales.

Lic. Marco Antonio Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 37 años de edad. Es consejero de la siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Afore Inbursa, S.A. de C.V., Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de otras subsidiarias de Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Daniel Hajj Aboumrad. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 39 años de edad. Es consejero de las siguientes empresas: América Móvil, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Ing. Julio Gutiérrez Trujillo. Es Ingeniero Químico por la Universidad Iberoamericana y por la Universidad Nacional Autónoma de México. Tiene 69 años de edad. Ha ocupado diversos puestos en organismos de representación empresarial y consejero de importantes empresas del país.

Ing. Antonio Cosío Pando. Es Ingeniero Industrial por el Instituto Tecnológico de Estudios Superiores de Monterrey. Tiene 37 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, , Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Fernando G. Chico Pardo. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 53 años de edad. Es consejero de las siguientes empresas: Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Eduardo Valdés Acra. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 41 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, y Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa.

Lic. David Ibarra Muñoz. Es licenciado en Economía por la Facultad de Economía de la Universidad Nacional Autónoma de México. Tiene 75 años de edad. Es consejero de las siguientes empresas: Grupo Financiero Inbursa, S.A., Promotora Inbursa, S.A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V., América Móvil, S.A. de C.V., Dopsa, S.A. de C.V. Revista Comercio Exterior, y de algunas subsidiarias de Grupo Carso.

Lic. Alejandro Aboumrad Gabriel. Es licenciado en Administración de Empresas por la Universidad del Valle de México. Tiene 62 años de edad. Es consejero de algunas subsidiarias de Grupo Carso.

Lic. Ignacio Cobo González. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 61 años de edad. Es consejero de algunas subsidiarias de Grupo Carso.

Ing. Antonio Gómez García. Es Ingeniero Industrial por la Universidad Iberoamericana. Tiene 44 años de edad. Es consejero de de algunas subsidiarias de Grupo Carso, y de Corporación Moctezuma, S.A. de C.V.

Ing. Alfonso Salem Slim. Es Ingeniero Civil por la Universidad Anáhuac. Tiene 43 años de edad. Es consejero de las siguientes empresas: Centro Histórico de la Ciudad de México, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V., Construcciones y Canalizaciones, S.A. de C.V., Alquiladora de Casas, S.A. de C.V., Fuerza y Clima, S.A.

de C.V., Compañía de Teléfonos y Bienes Raíces, S.A. de C.V., Corporación Moctezuma, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

C.P. José Humberto Gutiérrez-Olvera Zubizarrera. Es Contador Público por la Escuela Bancaria y Comercial. Tiene 64 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. y de algunas subsidiarias de Grupo Carso.

Lic. Carlos Hajj Aboumrad. Es licenciado en Contaduría por la Universidad Iberoamericana. Tiene 42 años de edad. Es consejero de las siguientes empresas: Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Parentesco por consanguinidad o afinidad hasta tercer grado entre Consejeros y principales funcionarios

Parentesco por consanguinidad

I. Primer grado:

(Línea recta)

Ing. Carlos Slim Helú con

Lic. Carlos Slim Domit,

Lic. Patrick Slim Domit, y

Lic. Marco Antonio Slim Domit

I. Primer grado:

(Línea recta)

Ing. Antonio Cosío Ariño con

Ing. Antonio Cosío Pando

II. Segundo grado:

(Línea transversal)

Lic. Carlos Slim Domit,

Lic. Patrick Slim Domit y

Lic. Marco Antonio Slim Domit

III. Segundo grado:

(Línea transversal)

Lic. Fernando G. Chico Pardo e

Ing. Jaime Chico Pardo

IV. Tercer grado:

(Línea transversal)

Ing. Carlos Slim Helú e

Ing. Alfonso Salem Slim

Parentesco por afinidad

I. Primer grado

(Línea recta)

Ing. Carlos Slim Helú con

Lic. Arturo Elías Ayub y con

Lic. Daniel Hajj Aboumrad

II. Segundo Grado:

(Línea transversal)

Lic. Arturo Elías Ayub y

Lic. Daniel Hajj Aboumrad

con Lic. Carlos Slim Domit,

Lic. Patrick Slim Domit

y Lic. Marco Antonio Slim Domit

Sobre la participación accionaria individual de los consejeros y funcionarios de Carso, que sean titulares de más del 1% de las acciones representativas del capital social, los accionistas beneficiarios del 5% o más de acciones con derecho a voto de Carso, y los 10 mayores accionistas de Carso, aunque su tenencia individual no alcance este último porcentaje, cabe señalar que la sociedad no tiene la información sobre las tenencias accionarias individuales de los consejeros y funcionarios ni de sus accionistas en virtud de que no tienen registradas sus acciones en el registro de acciones de la sociedad en los términos de ley.

Sin embargo, la totalidad de las acciones representativas del capital social de Grupo Carso, S.A. de C.V. se encuentran depositadas en S.D. Indeval, S.A. de C.V., y de acuerdo con la información con que cuenta la sociedad, al 23 de mayo de 2005, un total de aproximadamente 7 personas, las cuales no se consideran Gran Público Inversionista, según lo establece la fracción IX del Artículo 1°. de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre las que se incluyen 4 consejeros de la sociedad, son titulares, directa o indirectamente, de aproximadamente 1,858,664,196 acciones que representan aproximadamente el 77.96% del capital social suscrito y pagado de Grupo Carso, S.A. de C.V., a esa fecha, e incluyen al Ing. Carlos Slim Helú y a sus parientes cercanos.

Grupo Carso, S. A. de C. V. no está controlada, directa o indirectamente, por otra empresa, por un gobierno extranjero, o por cualquier otra persona física o moral.

Grupo Carso, S. A. de C. V. no tiene conocimiento de compromiso alguno que pudiera significar un cambio de control en sus acciones.

Grupo Carso, S. A. de C. V. no otorga ningún tipo de compensaciones ni prestaciones a sus consejeros y principales funcionarios. El único pago que recibieron los consejeros durante el ejercicio de 2004, fueron los honorarios de $11,500.00 por su asistencia a cada junta de consejo celebrada en dicho ejercicio.

Algunas de las subsidiarias tienen establecidos planes de retiro para todo su personal no sindicalizado. Las obligaciones por beneficios proyectados correspondientes a algunos consejeros de Grupo Carso, en su carácter de empleados de dichas subsidiarias, ascienden a la cantidad de $ 12.7 millones de pesos.

Grupo Carso, S. A. de C. V., no tiene celebrado convenio o establecido programa alguno para involucrar empleados en el capital de la compañía, toda vez que la Sociedad no tiene empleados.

Grupo Carso, S. A. de C. V. cuenta a la fecha con dos comités que apoyan como órgano intermedio al consejo de administración en la toma de decisiones relativas a las áreas de: (i) Auditoría y de Finanzas y Planeación, y (ii) Evaluación y Compensación.

Comité de Auditoría y de Finanzas y Planeación

El Comité de Auditoría y de Finanzas y Planeación está integrado por los siguientes consejeros propietarios: Lic. José Kuri Harfush, Presidente; Ing. Antonio Cosío Ariño, C.P. Rafael Moisés Kalach Mizrahi, C.P. Juan Antonio Pérez Simón e Ing. Claudio X. González Laporte. Uno de los miembros de dicho comité es experto financiero, según se define en las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, y sus anexos.

Dicho comité tiene conferidas las siguientes funciones de Auditoría: (i) recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad, absteniéndose de recomendar la contratación de aquellos despachos en los que los honorarios percibidos por todos los servicios que presten a la Sociedad, representen un porcentaje mayor al 20% de los ingresos totales de dichos despachos; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría y revisando que la persona que firma el dictamen de la auditoría a los estados financieros anuales de la Sociedad sea distinta de aquella que actúa como Comisario, pudiendo ambas personas ser socios del mismo despacho; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos, e intervenir en la recomendación al Consejo de algún

mecanismo de rotación del socio que dictamine a la Sociedad, a fin de asegurar objetividad en los reportes, sugiriéndose que esta rotación sea al menos cada 6 años; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera y someter a la aprobación del Consejo de Administración las políticas contables para la preparación de dicha información, así como, en caso de que se sometan a la aprobación del Consejo de Administración cambios en políticas contables, intervenir en la revisión para que se justifique el motivo de dichos cambios; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad, en someter a la aprobación del Consejo de Administración dichos lineamientos, y en la emisión de una opinión sobre los controles financieros y operacionales; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; (xi) verificar que se cuente con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que está sujeta; (xii) supervisar que el perfil profesional de la persona designada como Comisario de la Sociedad le permita cumplir con sus obligaciones legales, y (xiii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

Por otra parte, dicho comité tiene conferidas las siguientes funciones de Finanzas y Planeación: (i) evaluar y, en su caso, sugerir las políticas de inversión de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (iii) intervenir en la presentación al Consejo de Administración de una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la Sociedad, de acuerdo a las políticas establecidas; (iv) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la Sociedad, y auxiliar al Consejo en la vigilancia de la congruencia de las proyecciones financieras, las políticas de inversión y de financiamiento con dicha visión estratégica; (v) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (vi) dar seguimiento a la aplicación del presupuesto y del plan estratégico; (vii) identificar los factores de riesgo a los que está sujeta la Sociedad y evaluar las políticas para su administración, y (viii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

Comité de Evaluación y Compensación

El Comité de Evaluación y Compensación está integrado por los siguientes consejeros propietarios: Lic. Carlos Slim Domit, Presidente; Ing. Jaime Chico Pardo y Lic. Agustín Santamarina Vázquez.

Dicho Comité tiene conferidas las siguientes funciones: (i) sugerir al Consejo procedimientos para proponer al Director General y a funcionarios de alto nivel, y revisar que sus condiciones de contratación y sus pagos probables por separación de la Sociedad se apeguen a lineamientos aprobados por el Consejo; (ii) proponer al Consejo los criterios para la evaluación del Director General y de los funcionarios de alto nivel, de acuerdo a los lineamientos generales que establezca el Consejo de Administración; (iii) analizar y elevar al Consejo de Administración la propuesta realizada por el Director General acerca de la estructura y monto de las remuneraciones de los principales ejecutivos de la Sociedad, y (iv) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

d) Estatutos Sociales y Otros Convenios

En la asamblea general extraordinaria de accionistas de la Sociedad celebrada el 21 de abril de 2005 se modificó el artículo Sexto de los estatutos sociales con objeto de incorporar en su texto el nuevo total de las acciones de la Serie "A-1" como consecuencia de la ejecución de la división accionaria ("split"), sin aumento al capital social, aprobada en dicha asamblea; así como el artículo Séptimo de dichos estatutos, para adicionarle un párrafo relacionado con el artículo 130 de la Ley General de Sociedades Mercantiles. A continuación se hace del conocimiento público el texto íntegro de los artículos modificados:

"**ARTICULO SEXTO.-** El capital de la Sociedad es variable. El capital mínimo fijo sin derecho a retiro es de $1,058'035,525.30 (MIL CINCUENTA Y OCHO MILLONES TREINTA Y CINCO MIL QUINIENTOS VEINTICINCO PESOS, TREINTA CENTAVOS), representado por 2,745'000,000 de acciones integrantes de la Serie A-1 ordinarias, nominativas, sin expresión de valor nominal totalmente pagadas. El monto de la porción variable del capital social no podrá exceder de diez veces el importe del capital mínimo fijo sin derecho a retiro y estará representado por el número de acciones integrantes de la Serie A-2, ordinarias, nominativas, sin expresión de valor nominal, que determine la Asamblea General de Accionistas que acuerde su emisión."

"**ARTÍCULO SÉPTIMO**.- Las subsidiarias de la Sociedad no deberán directa o indirectamente invertir en el capital social de ésta última, ni de ninguna otra sociedad respecto de la cual la Sociedad sea su subsidiaria. El término subsidiaria tendrá en los presentes estatutos el significado que al efecto establezcan los principios de contabilidad generalmente aceptados en los Estados Unidos Mexicanos.

Mientras que las acciones representativas del capital social de la Sociedad estén inscritas en el Registro Nacional de Valores, la Sociedad podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley General de Sociedades Mercantiles, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el publico inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

En los términos y para los efectos del Artículo 130 de la Ley General de Sociedades Mercantiles se establece que la transmisión o adquisición por cualquier título de las acciones emitidas por la Sociedad, solamente podrá hacerse previa autorización del Consejo de Administración en el caso de que el número de acciones que se pretenda transmitir o adquirir, por si solo o sumado a operaciones anteriores del mismo accionista, o de un grupo de accionistas vinculados entre sí y que actúen en concertación, signifique el 10 % (diez por ciento) o más de las acciones emitidas por la Sociedad. Mientras la Sociedad mantenga las acciones que haya emitido, inscritas en el Registro Nacional de Valores, la exigencia anterior, para el caso de las operaciones que se realicen a través de la bolsa de valores, estará adicionalmente sujeta a las reglas que en su caso establezca la Ley del Mercado de Valores y/o a las que conforme a la misma, emita la Comisión Nacional Bancaria y de Valores. Si el Consejo de Administración, en los términos de la presente cláusula niega la autorización, designará uno o más compradores de las acciones, quienes deberán pagar a la parte interesada el precio registrado en la bolsa de valores. Para el caso de que las acciones no estén inscritas en el Registro Nacional de Valores, el precio que se pague se determinará conforme al propio Artículo 130 ya citado.

Mientras que las acciones de la Sociedad se encuentren inscritas en la Sección de Valores del Registro Nacional de Valores, en los términos de la Ley del Mercado de Valores y de las disposiciones de carácter general aplicables de la Comisión Nacional Bancaria y de Valores, en el caso de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores de dicho Registro, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de Ley, los accionistas que sean titulares de la mayoría de acciones ordinarias o tengan la posibilidad, bajo cualquier título, de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la Sociedad, se obligan a realizar una oferta pública de compra, previamente a la cancelación, debiéndose observar en

este caso lo establecido en el Artículo 8o. fracción III de las "Disposiciones aplicables a las emisoras de valores y a otros participantes del mercado de valores", expedidas por la Comisión Nacional Bancaria y de Valores.

Los accionistas a que se refiere el párrafo anterior, tendrán la obligación de afectar en un fideicomiso por un periodo mínimo de seis meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción en el Registro Nacional de Valores, los mencionados accionistas, no logren adquirir el 100% (cien por ciento) del capital social pagado.

Las personas o grupo de adquirentes que obtengan o incrementen una participación significativa de la Sociedad, sin haber promovido previamente una oferta de conformidad con las disposiciones establecidas en las "Reglas generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra de valores", expedidas por la Comisión Nacional Bancaria y de Valores, no podrán ejercer los derechos corporativos derivados de los valores con derecho a voto respectivos, y la Sociedad se abstendrá de inscribir dichas acciones en el registro a que se refieren los Artículos 128 y 129 de la Ley General de Sociedades Mercantiles."

No existe facultad expresa delegada al consejo de administración para establecer planes de compensación para los ejecutivos de la Sociedad ni para tomar decisiones respecto a cualquier otro asunto en donde puedan tener algún interés personal.

No existen por parte de Grupo Carso, S. A. de C. V. distintos tipos de acciones que otorguen diferentes derechos corporativos a sus tenedores en cuanto al ejercicio de voto en asambleas generales de accionistas se refiere. Tampoco existe algún convenio no estatutario que tenga por efecto retrasar, prevenir, diferir o hacer más oneroso un cambio en el control de la Sociedad.

Los derechos corporativos que confieren las acciones a cada uno de los accionistas de la Sociedad, no se encuentran limitados por algún fideicomiso o cualquier otro mecanismo existente en la actualidad.

Por otra parte, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la administración de la Sociedad o a sus accionistas en forma alguna.

5) MERCADO ACCIONARIO

a) Estructura Accionaria

Grupo Carso tiene colocados en el mercado OTC, títulos denominados American Depositary Receipts (ADR's).

Los ADR's confieren a sus tenedores plenos derechos patrimoniales y corporativos, aunque el derecho de voz y voto se ejerce a través del banco depositario de los ADR's: The Bank of New York.

La proporción que mantienen las acciones serie "A-1" respecto a los ADR's es de 2 a 1.

b) Comportamiento de la Acción en la Bolsa Mexicana de Valores

Comportamiento anual de la acción



	2000	2001	2002	2003	2004
□ Volumen	323,003,000	237,646,000	163,168,000	69,293,000	116,778,000
Máximo	50.70	31.20	37.50	40.35	60.50
Mínimo	21.00	20.60	22.30	23.90	39.49
▪ Cierre	23.80	30.53	25.60	39.50	60.00

Comportamiento trimestral de la acción



	1T03	2T03	3T03	4T03	1T04	2T04	3T04	4T04
□ Volumen	18,261,000	16,457,000	14,969,000	19,606,000	26,326,000	30,982,000	23,141,000	36,329,000
Máximo	26.00	32.60	34.30	39.70	49.00	47.20	53.70	60.50
Mínimo	25.00	30.40	32.89	36.60	43.00	43.80	51.20	53.17
▪ Cierre	25.94	31.60	34.20	39.50	46.89	47.14	52.31	60.00

Comportamiento mensual de la acción



	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04
□ VOLUMEN	9,212,000	6,044,000	7,885,000	13,261,000	14,617,000	8,451,000
MAXIMO	47.43	52.50	53.70	55.05	57.90	60.50
MINIMO	44.70	46.75	51.20	51.50	53.00	53.17
▪ CIERRE	46.71	52.15	52.31	54.88	54.95	60.00

El día 9 de julio de 2002, el precio de la acción de GCarso se ajustó como consecuencia de la distribución de acciones de US Commercial derivado de la escisión, restándole al precio de ese día $2.14, que resultó de la subasta previa al inicio de cotizaciones de Uscom.

La cotización de las acciones de Grupo Carso en la Bolsa Mexicana de Valores no ha sido suspendida.

6) PERSONAS RESPONSABLES

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

México, D.F., a 27 de Junio de 2005

C.P. José Humberto Gutiérrez-Olvera Zubizarreta
Director General

C.P. Quintín H. Botas Hernández
Tesorero del Consejo de Administración

Lic. Alejandro Archundia Becerra
Pro-Secretario del Consejo de Administración

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros consolidados de Grupo Carso, S.A. de C.V. y subsidiarias al 31 de diciembre del 2004, que contiene el presente reporte anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros consolidados antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

México, D.F., a 27 de Junio de 2005

L.C. Alberto del Castillo V. Vilchis

Socio de Auditoría
PricewaterhouseCoopers, S.C.

7) ANEXOS

[Estados Financieros Dictaminados]

GRUPO CARSO, S. A. DE C. V.
Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
DICTAMINADOS

31 DE DICIEMBRE DEL 2004 Y 2003

GRUPO CARSO, S. A. DE C. V.
Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS DICTAMINADOS

31 DE DICIEMBRE DEL 2004 Y 2003

ÍNDICE

DICTAMEN DE LOS AUDITORES EXTERNOS

México, D. F., 2 de marzo del 2005

A la Asamblea de Accionistas de
Grupo Carso, S. A. de C. V. y subsidiarias

Hemos examinado los balances generales consolidados de Grupo Carso, S. A. de C. V. y subsidiarias (la "Compañía") al 31 de diciembre del 2004 y 2003, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. Los estados financieros de algunas subsidiarias cuyos activos e ingresos representan el 28% y 34% en 2004 y el 28% y 37% en 2003, respectivamente, de los totales consolidados, fueron examinados por otros auditores, y nuestra opinión, en cuanto a los importes incluidos por dichas subsidiarias, se basa únicamente en los dictámenes de los otros auditores.

Nuestros exámenes se efectuaron de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros consolidados no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, basada en nuestros exámenes y en los dictámenes de los otros auditores a que se hace referencia en el primer párrafo, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de Grupo Carso, S. A. de C. V. y subsidiarias al 31 de diciembre del 2004 y 2003,

y los resultados consolidados de sus operaciones, las variaciones en el capital contable consolidado y los cambios en la situación financiera consolidada por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

PricewaterhouseCoopers

L.C. Alberto Del Castillo V. Vilchis
Socio de Auditoría

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre del 2004

Activo	31 de diciembre del 2004	31 de diciembre del 2003
ACTIVO CIRCULANTE:		
Efectivo e inversiones temporales	$ 3,504,597	$ 2,265,830
Cuentas por cobrar - Neto (Nota 4)	13,027,565	9,529,634
Partes relacionadas (Nota 5)	1,394,485	1,357,069
Inventarios - Neto (Nota 6)	13,872,529	11,341,627
Pagos anticipados	520,797	170,085
Suma el activo circulante	32,319,973	24,664,245
CUENTAS POR COBRAR A LARGO PLAZO	38,023	11,155
INVERSIÓN EN ACCIONES DE ASOCIADAS (Nota 2d.)	2,938,553	2,705,732
INMUEBLES, MAQUINARIA Y EQUIPO:		
Edificios y adaptaciones a locales arrendados	21,171,882	20,490,137
Maquinaria y equipo	35,501,413	37,735,254
Equipo de transporte	1,167,085	1,124,379
Mobiliario y equipo	2,537,992	2,364,255
Equipo de cómputo	1,687,621	1,732,600
	62,065,993	63,446,625
Depreciación acumulada	(34,003,964)	(34,835,948)
	28,062,029	28,610,677
Terrenos	7,835,819	7,710,451
Construcción en proceso	1,034,590	1,231,995
	36,932,438	37,553,123
OTROS ACTIVOS - Neto:		
Concesión para explotar y rehabilitar vías férreas (Nota 2g.iii)	2,764,389	2,950,808
Valuación de obligaciones convertibles en acciones (Nota 1)	439,045	
Activo neto proyectado derivado de obligaciones laborales (Nota 9)	314,926	122,823
Otros	483,793	1,361,811
	4,002,153	4,435,442
Total de activo	$76,231,140	$69,369,697

Pasivo y Capital Contable	31 de diciembre del 2004	31 de diciembre del 2003
PASIVO A CORTO PLAZO:		
Financiamiento a corto plazo y porción circulante de la deuda a largo plazo (Nota 7)	$ 7,701,875	$ 7,439,736
Proveedores	5,851,513	4,636,682
Partes relacionadas (Nota 5)	351,345	142,597
Cuentas por pagar y otros gastos acumulados	3,527,187	2,667,352
Impuesto sobre tabacos labrados	1,445,365	1,411,424
Impuestos por pagar	306,441	339,234
Participación de los trabajadores en la utilidad por pagar (Nota 11)	445,113	356,402
Suma el pasivo a corto plazo	19,628,839	16,993,427
PASIVO A LARGO PLAZO:		
Deuda a largo plazo (Nota 7)	11,487,621	11,147,592
Impuesto sobre la renta diferido (Nota 11)	8,683,660	9,441,808
Ingresos diferidos - Neto	197,347	419,472
Suma el pasivo a largo plazo	20,368,628	21,008,872
Suma el pasivo	39,997,467	38,002,299
CAPITAL CONTABLE (Nota 10):		
Capital social	5,946,707	5,994,255
Prima neta en colocación de acciones	1,936,770	1,936,770
Utilidades acumuladas	59,098,699	54,887,336
Efecto acumulado de impuesto sobre la renta diferido	(7,497,790)	(7,497,790)
Insuficiencia en la actualización del capital contable	(30,498,626)	(30,442,767)
Inversión de los accionistas mayoritarios	28,985,760	24,877,804
Interés minoritario	7,247,913	6,489,594
Total capital contable	36,233,673	31,367,398
COMPROMISOS (Nota 13)		
CONTINGENCIAS (Nota 14)		
Total de pasivo y capital contable	$76,231,140	$69,369,697

Las notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
(Nota 5)

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre del 2004

	Año que terminó el 31 de diciembre del	
	2004	2003
Ventas netas	$69,721,304	$59,627,609
Costo de ventas	(51,293,079)	(43,135,304)
Utilidad bruta	18,428,225	16,492,305
Gastos de venta y administración	(9,393,111)	(8,904,451)
Utilidad de operación	9,035,114	7,587,854
Costo integral de financiamiento:		
Intereses ganados	946,498	864,092
Intereses pagados	(2,461,284)	(2,643,310)
Utilidad (pérdida) en cambios - Neta	28,493	(489,716)
Ganancia por posición monetaria	847,175	771,573
	(639,118)	(1,497,361)
Otros ingresos (gastos) - Neto	749,381	(489,203)
Amortización del crédito mercantil - Neto (Nota 2h.)	(136,609)	(382,976)
Deterioro de activos (Nota 2i.)	(415,919)	(144,806)
Partida especial - reorganización de plantas productivas (Nota 1)	(141,057)	(46,203)
	55,796	(1,063,188)
Utilidad antes de impuesto sobre la renta, participación de los trabajadores en la utilidad y de participación en los resultados de compañías asociadas	8,451,792	5,027,305
Provisiones para (Nota 11):		
Impuesto sobre la renta	714,060	2,010,618
Participación de los trabajadores en la utilidad	683,677	328,144
	1,397,737	2,338,762
Utilidad antes de participación en los resultados de compañías asociadas	7,054,055	2,688,543
Participación en los resultados de compañías asociadas (Nota 2d.)	987,593	930,225
Utilidad por operaciones continuas	8,041,648	3,618,768
Pérdida por operaciones discontinuas (Nota 1)		(347,209)
Efecto al inicio del ejercicio por cambios en principios de contabilidad - Neto (Nota 2i.)		(316,053)
Utilidad neta consolidada del año	$ 8,041,648	$ 2,955,506
Utilidad del interés mayoritario	$ 6,708,580	$ 2,071,620
Utilidad del interés minoritario	1,333,068	883,886
Utilidad neta consolidada del año	$ 8,041,648	$ 2,955,506
Utilidad neta por acción común (Nota 2p.)	$ 8.22	$ 2.44

Las notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DEL 2004 Y 2003
(Nota 10)

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre del 2004

	Capital social	Prima neta en colocación de acciones	Utilidades acumuladas	Efecto acumulado de impuesto sobre la renta diferido	Insuficiencia en la actualización del capital contable	Interés minoritario	Total capital contable
Saldos al 31 de diciembre del 2002	$6,029,875	$1,936,770	$54,461,445	($7,497,790)	($30,984,043)	$6,120,468	$30,066,725
Recompra de acciones	(35,620)		(893,461)				(929,081)
Disminución de accionistas minoritarios de subsidiarias por compra de acciones						(188,815)	(188,815)
Reducción de capital y decreto de dividendos en efectivo a accionistas mayoritarios y minoritarios y minoritarios de subsidiarias			(639,442)			(465,485)	(1,104,927)
	(35,620)		(1,532,903)			(654,300)	(2,222,823)
Efecto de conversión de estados financieros de subsidiarias en el extranjero					(18,490)		(18,490)
Resultado por tenencia de activos no monetarios de subsidiarias					559,766	142,559	702,325
Efecto al inicio del ejercicio por cambios en principios de contabilidad (Nota 2j.)			(112,826)			(3,019)	(115,845)
Utilidad neta del año			2,071,620			883,886	2,955,506
Utilidad integral (Nota 2n.)			1,958,794		541,276	1,023,426	3,523,496
Saldos al 31 de diciembre del 2003	5,994,255	1,936,770	54,887,336	(7,497,790)	(30,442,767)	6,489,594	31,367,398
Recompra de acciones	(47,548)		(1,911,615)				(1,959,163)
Disminución de accionistas minoritarios de subsidiarias por compra de acciones						(112,542)	(112,542)
Decreto de dividendos en efectivo a accionistas mayoritarios y minoritarios y minoritarios de subsidiarias			(585,602)			(406,432)	(992,034)
	(47,548)		(2,497,217)			(518,974)	(3,063,739)
Efecto de conversión de estados financieros de subsidiarias en el extranjero					5,017		5,017
Resultado por tenencia de activos no monetarios de subsidiarias					(60,876)	(55,775)	(116,651)
Utilidad neta del año			6,708,580			1,333,068	8,041,648
Utilidad integral (Nota 2n.)			6,708,580		(55,859)	1,277,293	7,930,014
Saldos al 31 de diciembre del 2004	$5,946,707	$1,936,770	$59,098,699	($7,497,790)	($30,498,626)	$7,247,913	$36,233,673

Las notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre del 2004

	Año que terminó el 31 de diciembre del	
Operación:	2004	2003
Utilidad neta del año	$8,041,648	$2,955,506
Pérdida por operaciones discontinuas		347,209
Efecto al inicio del ejercicio por cambios en principios de contabilidad		316,053
Utilidad por operaciones continuas	8,041,648	3,618,768
Cargos (créditos) a resultados que no afectaron los recursos generados de la operación:		
Depreciación y amortización	2,471,357	2,355,143
Amortización del crédito mercantil - Neto	136,609	382,976
Obligaciones laborales	101,164	103,017
Participación en los resultados de compañías asociadas	(987,593)	(930,225)
Impuesto sobre la renta y participación de los trabajadores en la utilidad diferidos	(731,676)	53,072
Deterioro de activos	415,919	144,806
Otras partidas	(9,969)	166,636
	1,395,811	2,275,425
Variación neta en capital de trabajo, excepto efectivo e inversiones temporales y financiamiento a corto y deuda a largo plazos	(3,702,387)	(2,266,294)
Recursos generados por la operación	5,735,072	3,627,899
Financiamiento:		
Aumento en financiamiento a corto y deuda a largo plazos - Neto	976,292	(399,621)
Recompra de acciones	(1,959,163)	(929,081)
Reducción de capital y decreto de dividendos en efectivo a accionistas mayoritarios y minoritarios y minoritarios de subsidiarias	(992,034)	(1,104,927)
Recursos utilizados en actividades de financiamiento	(1,974,905)	(2,433,629)
Inversión:		
Aumento en inversiones permanentes	(336,010)	(231,919)
Adquisición de inmuebles, maquinaria y equipo - Neto	(2,501,775)	(1,745,935)
Adquisición de otros activos - Neto	(439,045)	(238,799)
Dividendos recibidos de asociadas	862,955	843,229
Disminución de accionistas minoritarios de subsidiarias por compra de acciones	(112,542)	(188,815)
Efecto de conversión de estados financieros de subsidiarias en el extranjero	5,017	(18,490)
Recursos utilizados en actividades de inversión	(2,521,400)	(1,580,729)
Aumento (disminución) en efectivo e inversiones temporales	1,238,767	(386,459)
Efectivo e inversiones temporales al principio del año	2,265,830	2,652,289
Efectivo e inversiones temporales al final del año	$3,504,597	$2,265,830

Las notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DEL 2004 Y 2003

(Cifras expresadas en miles de pesos ("$") de poder adquisitivo del 31 de diciembre del 2004 y, en su caso, en miles de dólares americanos ("US$"), excepto por los tipos de cambio y precios de futuros y swaps)

NOTA 1 - HISTORIA, NATURALEZA Y ACTIVIDAD DE LA COMPAÑÍA:

Grupo Carso, S. A. de C. V. ("Grupo Carso") es una controladora que fue constituida el 22 de octubre de 1980 con una duración de 99 años, bajo las leyes de la República Mexicana, y su principal actividad la realiza a través de empresas subsidiarias, de las cuales es propietaria directa o indirectamente de la mayoría de las acciones comunes representativas de sus capitales sociales. También tiene inversiones en empresas asociadas en las que tiene influencia significativa en su administración, pero sin llegar a tener control, siendo la más representativa Philip Morris de México, S. A. de C. V. ("Philip Morris") (49.99% de participación accionaria).

Los estados financieros consolidados que se acompañan incluyen los de Grupo Carso y los de las subsidiarias (colectivamente la "Compañía"). Las principales subsidiarias de Grupo Carso son las siguientes:

Compañía	Actividad principal	Porcentaje de participación (%) 2004	2003
Grupo Sanborns, S. A. de C. V. y subsidiarias ("Sanborns")	Operación de tiendas departamentales, de regalos, de discos, restaurantes, cafeterías, pastelerías y administración de centros comerciales a través de las siguientes marcas comerciales, principalmente: Sanborns, Sears, El Globo, Mixup. (1)	83.68	83.55
Grupo Condumex, S. A. de C. V. [antes Empresas Frisco, S. A. de C. V. ("Frisco")] y subsidiarias ("Condumex")	Manufactura y comercialización de productos para los mercados de la construcción, de la industria automotriz, de la industria de energía y de las telecomunicaciones e industria minero-metalúrgica, química (hasta junio del 2004) y transportación ferroviaria. (2)	99.57	99.74
Industrias Nacobre, S. A. de C. V. y subsidiarias ("Nacobre")	Fabricación y venta de productos derivados del cobre y aluminio y sus aleaciones, así como de tubos flexibles elaborados con policloruro de vinilo. (3)	-	99.75
Porcelanite Holding, S. A. de C. V. y subsidiarias ("Porcelanite")	Producción y venta de toda clase de recubrimientos para pisos, muros y similares. (4)	99.96	99.96
Cigarros la Tabacalera Mexicana, S. A. de C. V. y subsidiaria ("Cigatam")	Contratación de cosechas de tabaco con cosecheros y fabricación de cigarros. (5)	50.01	50.01
Inmuebles Cantabria, S. A. de C. V. y subsidiarias ("Cantabria")	Tenedora de acciones de empresas en los sectores de arrendamiento de inmuebles, hotelería, litografía y encuadernación, impresión y manufactura de empaques flexibles, principalmente. (6)	100.00	100.00
Grupo Calinda, S. A. de C. V. y subsidiarias ("Calinda")	Servicios de hotelería.(6)	100.00	100.00

Compañía	Actividad principal	Porcentaje de participación (%) 2004	2003
Carso Infraestructura y Construcción, S. A. de C. V. ("Cicsa")	Explotación de las diversas ramas de la ingeniería, incluyendo, por lo tanto, el proyecto y la construcción de todo género de obras e instalaciones civiles, industriales y electromecánicas. (7)	90.21	100.00

(1) Con fecha 1 de diciembre del 2003 Sanborns llevó a cabo la adquisición del 100% de las acciones representativas del capital social de JC Penney, S. A. de C. V. ("JC Penney"), por $236,652. La actividad principal de JC Penney es la operación de seis tiendas departamentales de ropa, perfumería, línea blanca y electrónica. Al 31 de diciembre del 2004 dicha inversión se encuentra integrada a las cifras de los presentes estados financieros consolidados. Al 31 de diciembre del 2003 la Administración de la Compañía decidió presentar la adquisición de las acciones representativas del capital social de JC Penney como inversión en acciones a su valor histórico ($224,976), ya que se encontraba en proceso de determinar su valor contable.

El 17 de diciembre del 2004 Sanborns llevó a cabo la adquisición del 100% de las acciones representativas del capital social de las empresas que actualmente operan como una unidad económica bajo el nombre comercial de "Dorian's", por $855,242. Al 31 de diciembre del 2004, la Administración de la Compañía decidió presentar la adquisición de las acciones representativas del capital social de Dorian's como inversión en acciones a su valor histórico, ya que se encuentra en proceso de determinar su valor contable.

(2) En Asambleas Generales Extraordinarias de Accionistas del 15 de noviembre del 2004, se aprobó la fusión de las compañías afiliadas Condumex y Frisco, surtiendo efectos a partir del 1 de diciembre del 2004. Por tratarse de compañías bajo control común, ya que son subsidiarias de la misma compañía controladora, la fusión se contabilizó de manera similar a una unión de intereses.

Debido a la baja en los precios internacionales de los minerales que se producen, durante los últimos años dos subsidiarias dedicadas a la industria minero-metalúrgica se encuentran en suspensión temporal de operaciones hasta que los resultados de la exploración arrojen reservas económicamente explotables. Derivado de lo anterior, se tienen activos fuera de uso en el segmento minero por aproximadamente $171,219 y $266,120 en 2004 y 2003, respectivamente.

El 9 de junio del 2004 Frisco formalizó la venta del 100% de las acciones representativas del capital social de Química Flúor, S. A. de C. V. ("Química") a Grupo Industrial Camesa, S. A. de C. V. ("Camesa"), dicha operación fue liquidada a Frisco mediante la emisión de obligaciones a 7 años, susceptibles de conversión en acciones de Camesa, por el 12% del capital social de esta última, en cualquier momento dentro del plazo de las obligaciones. El importe nominal de las obligaciones convertibles es de $288,000, que a la fecha de su adquisición fue

valuada a su valor razonable de $399,290. Adicionalmente, Frisco redujo su deuda en US$31,000, importe de los créditos bancarios que a la fecha tenía contratados Química. La transacción anterior generó una utilidad de $95,128, que se presenta en el estado de resultados dentro del rubro de otros ingresos (gastos) - Neto. Posteriormente, Condumex vendió las obligaciones en septiembre del 2004 a Grupo Carso, el valor de las obligaciones al 31 de diciembre del 2004 es de $439,045.

En septiembre del 2004 Condumex vendió las acciones de sus subsidiarias Swecomex, S. A. de C. V., Aguatl, S. A. de C. V. y Precitubo, S. A. de C. V. a Cicsa, dejando a partir de esta fecha de ser subsidiarias de Condumex. Dichas operaciones no tuvieron efecto a nivel consolidado por tratarse de una operación bajo control común.

Con fecha 29 de diciembre del 2004 Condumex vendió las acciones representativas del capital social de Grupo Primex, S. A. de C. V. (asociada) a Camesa generando un ingreso por $600,622, que se incluye dentro del estado de resultados en el rubro de otros ingresos (gastos) - Neto.

(3) Durante el 2004 y 2003 Grupo Carso vendió a Condumex el 99.88% de las acciones representativas del capital social de Nacobre. Dicha operación no tuvo efecto a nivel consolidado por tratarse de una operación bajo control común.

Durante el año que terminó el 31 de diciembre del 2003 se discontinuó la producción de aluminio primario de la planta Veracruz, propiedad de una subsidiaria de Nacobre. El efecto en el valor de los activos fijos por la discontinuación de esta operación importó $347,209, neto del Impuesto sobre la Renta y Participación de los Trabajadores en la Utilidad, cantidad que se presenta en el estado de resultados, en el rubro de "Pérdida por operaciones discontinuas". En virtud de la poca importancia de la discontinuación antes mencionada en los estados financieros consolidados adjuntos, dichos estados no fueron reestructurados y consecuentemente no se hacen revelaciones adicionales.

Durante 2003 Nacobre reconoció una pérdida de $104,534 por la baja de valor de maquinaria y equipo que se tiene fuera de uso definitivo en algunas subsidiarias del segmento de derivados de cobre que se incluye en el estado de resultados dentro del rubro deterioro de activos (véase Nota 2i.) y pagó indemnizaciones por reorganización de las plantas de Celaya y Tulpetlac, principalmente, por $46,203 que se incluyen como una partida especial en el estado de resultados.

(4) En febrero del 2004 Porcelanite decidió suspender las operaciones productivas que realizaba su planta ubicada en Santa Clara, Estado de México, transfiriendo dichas operaciones a la planta del Estado de Sonora. Como resultado, la Compañía reconoció los gastos de reestructura (principalmente indemnizaciones al personal y baja de valor de activos fijos) por un importe de $74,880, en el estado de resultados como una partida especial.

(5) Durante 2004 y 2003 Cigatam transfirió sus operaciones productivas de la planta ubicada en Lerma, Estado de México a sus plantas de la Ciudad de México y Guadalajara. Los gastos de reestructura del 2004 (principalmente indemnizaciones al personal y ampliación de planta) por un importe de $66,177 se llevaron a los resultados del año como una partida especial, mientras que $22,158 del 2003 por baja en el valor de activos fijos, se presenta en el estado de resultados, dentro del rubro "Efecto al inicio del ejercicio por cambios en principios de contabilidad" (véase Nota 2i.).

(6) Durante 2003 Cantabria y Calinda efectuaron desinversiones y ventas de activos fijos ubicados en la zona hotelera de Cancún por $482,555, generándose una pérdida de $221,216, que se incluye en el rubro de otros ingresos (gastos) - neto en el estado de resultados.

(7) En septiembre del 2004 con la adquisición de Swecomex, S. A. de C. V., Aguatl, S. A. de C. V. y Precitubo, S. A. de C. V. de Condumex y de Grupo PC Constructores, S. A. de C. V. a PC Construcciones, S.A. de C.V. (subsidiaria de Cantabria) se forma el nuevo grupo dedicado a la construcción de plataformas petroleras; a la explotación de diversas ramas de la ingeniería incluyendo, por lo tanto, el proyecto y la construcción de todo género de obras e instalaciones civiles, industriales y electromecánicas y a la manufactura, ensamblaje, comercialización, reparación y servicio de cualquier clase de intercambiadores de calor y equipo industrial en general. La construcción de plataformas petroleras se inició a finales del 2003 por su subsidiaria Swecomex (en ese entonces subsidiaria de Condumex).

NOTA 2 - RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Los estados financieros consolidados que se acompañan han sido preparados de acuerdo con Principios de Contabilidad Generalmente Aceptados en México ("PCGA"). Los PCGA requieren que los estados financieros estén expresados en pesos constantes a la fecha más reciente presentada en los estados financieros, en este caso del 31 de diciembre del 2004, basados en factores derivados del Índice Nacional de Precios al Consumidor ("INPC") publicado por el Banco de México para empresas nacionales y por el INPC del país de origen de las empresas extranjeras independientes y al tipo de cambio del último cierre.

El factor derivado del INPC utilizado para reconocer los efectos de la inflación en los estados financieros consolidados fue del 5.19% y 3.98% al 31 de diciembre del 2004 y 2003, respectivamente.

A continuación se resumen las principales políticas de contabilidad seguidas por la Compañía en la preparación de estos estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Consolidación - Los saldos y transacciones de importancia realizados entre las compañías consolidadas han sido eliminados para efectos de consolidación. La consolidación se efectuó con base en estados financieros auditados de las subsidiarias importantes.

Para efectos de consolidación se realiza la conversión de los estados financieros de subsidiarias en el extranjero con base en el Boletín B-15 de los PCGA, emitido por el Instituto Mexicano de Contadores Públicos, A. C. ("IMCP"). El efecto por conversión se presenta en el estado de variaciones en el capital contable, dentro de la insuficiencia en la actualización del capital.

b. Inversiones en valores - Las inversiones en valores incluyen inversiones en títulos de deuda y de capital. Inicialmente se registran a su costo de adquisición y posteriormente se valúan a su valor razonable, el cual se asemeja a su valor de mercado.

El valor razonable es la cantidad por la que puede intercambiarse un activo financiero o liquidarse un pasivo financiero, entre partes interesadas y dispuestas, en una transacción en libre competencia.

Las inversiones en valores están sujetas a diversos tipos de riesgos, los principales que pueden asociarse a los mismos están relacionados con el mercado en donde operan, las tasas de interés asociadas al plazo, los tipos de cambio y los riesgos inherentes de crédito y liquidez de mercado.

Al 31 de diciembre del 2004 y 2003 las inversiones de la Compañía se integran principalmente por: inversiones en acciones, bonos Brems, instrumento derivado de crédito (véase Nota 8), papel gubernamental y otros instrumentos en valores.

c. Instrumentos financieros derivados - Los instrumentos financieros derivados con fines de negociación o de cobertura son utilizados, principalmente, para reducir el riesgo de movimientos adversos en: a) tasas de interés, b) tipo de cambio de deudas a largo plazo, c) precios de cobre y aluminio, y d) precio del gas. Los resultados realizados y no realizados sobre dichas inversiones, en el caso de operaciones de cobertura, se reconocen utilizando el método de valuación aplicado al activo o pasivo cubierto y, en el caso de operaciones de negociación, a su valor de realización o su valor razonable a la fecha de la venta o al cierre del ejercicio, respectivamente (véase Nota 8).

d. Inversión en acciones de asociadas - La inversión en acciones de asociadas se valúa por el método de participación. Conforme este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las asociadas, posteriores a la fecha de la compra. La participación de la Compañía en el resultado de las asociadas se presenta por separado en el estado de resultados.

Al 31 de diciembre del 2004 y 2003 la asociada más significativa fue: Philip Morris, quien contribuyó con el 84% y 90%, respectivamente, de los resultados de compañías asociadas.

e. Inventarios - Los inventarios, así como su costo de ventas, se registran a su costo de reposición con base en los últimos costos de compras o de producción del ejercicio. Los valores así determinados no exceden a su valor de mercado (véase Nota 6).

A partir del 1 de enero del 2004, entró en vigor el Boletín E-1 "Agricultura", emitido por el IMCP, el cual requiere que los activos biológicos y productos agrícolas se valúen a su valor razonable menos los costos estimados de punto de venta en el momento de la cosecha. Dicho valor razonable se determina con base en el precio de mercado que existe en la región de los mismos. La adopción de este boletín no tuvo efectos importantes en los estados financieros de la Compañía.

f. Inmuebles, maquinaria y equipo - Los inmuebles, maquinaria y equipo de origen nacional se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición o construcción, de factores derivados del INPC.

La maquinaria y equipo de origen extranjero se actualiza mediante la aplicación, al costo histórico expresado en la moneda de origen, de factores que reflejan la inflación del país de origen a la fecha de valuación, convertido a pesos mexicanos al tipo de cambio del cierre del ejercicio.

La depreciación se calcula principalmente por el método de línea recta con base en las vidas útiles de los activos estimadas por la Administración de la Compañía, tanto sobre el costo de adquisición o construcción como sobre los incrementos por actualización. Dichas vidas estimadas no se mencionaron, ya que varían significativamente por la diversificación de los segmentos de negocio en que participa la Compañía.

El valor de estos activos está sujeto a una evaluación anual de deterioro (véase Nota 2i.).

g. Activos intangibles - Los activos intangibles se reconocen en el balance general siempre y cuando éstos sean identificables, proporcionen beneficios económicos futuros y se tenga control sobre dichos beneficios. Los activos intangibles con vida útil indefinida no se amortizan y los activos intangibles con vida definida se amortizan sistemáticamente con base en la mejor estimación de su vida útil determinada de acuerdo con la expectativa de los beneficios económicos futuros. El valor de estos activos está sujeto a una evaluación anual de deterioro (véase Nota 2i.).

Los activos intangibles reconocidos por la Compañía son los siguientes:

i. Los costos de investigación se reconocen como gastos del ejercicio en que se incurren. Los costos de desarrollo (o en la fase de desarrollo de un proyecto) se reconocen como un activo intangible cuando reúnen las características de éstos. No existen activos importantes por este concepto.

ii. Las patentes y marcas representan pagos efectuados por los derechos del uso de las mismas. No existen activos importantes por este concepto.

iii. Ferrosur, S. A. de C. V. ("Ferrosur"), subsidiaria de Condumex, cuenta con una concesión otorgada por el Gobierno Federal en diciembre de 1998, para explotar la vía general de comunicación ferroviaria troncal del sureste, por una duración de 50 años (con derechos de exclusividad por los primeros 30 años), y renovable por otro período igual, bajo ciertas características. Esta concesión se amortiza en línea recta en el período que fue otorgada la concesión, y se actualiza mediante la aplicación a su costo de adjudicación de factores derivados del INPC.

iv. Los gastos de exploración, así como los pagos por cesión de derechos de títulos que amparan las concesiones mineras se cargan a los resultados del año en que se efectúan. Los gastos de desarrollo incurridos en lotes mineros para explotación se incluyen en el costo de operación.

h. Crédito mercantil - El crédito mercantil representa el exceso del costo de las acciones de subsidiarias y asociadas sobre el valor en libros y el crédito mercantil negativo representa el exceso del valor en libros, sobre el costo de las acciones de subsidiarias y asociadas. Dicho crédito mercantil (negativo) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. El crédito mercantil (negativo) se amortiza en línea recta, aplicando las tasas del 10% y 20% a los saldos actualizados, respectivamente; y su valor está sujeto a pruebas anuales de deterioro (véase Nota 2i.).

i. Deterioro en el valor de los activos de larga duración y su disposición - La Administración de la Compañía adoptó en forma anticipada las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP, el cual establece entre otras disposiciones, criterios para la identificación y, en su caso, el registro de las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil. El efecto inicial por la adopción de los lineamientos establecidos en este boletín al 31 de diciembre del 2003 generó una reducción en el valor de sus activos fijos por $462,199, importe que después de deducir el impuesto sobre la renta asciende a $316,053 y se presenta en el estado de resultados en el rubro "Efecto al inicio del ejercicio por cambios en principios de contabilidad". El efecto del año por el deterioro observado en sus activos fijos ascendió a $415,919 y $144,806 en 2004 y 2003, respectivamente, y se presentan como un rubro por separado en el estado de resultados.

j. Pasivos, provisiones, activos y pasivos contingentes y compromisos - Los pasivos a cargo de la Compañía y las provisiones de pasivo reconocidas en el balance general, representan obligaciones presentes en las que es probable la salida de recursos económicos para liquidar la obligación. Estas provisiones se han registrado contablemente, bajo la mejor estimación razonable efectuada por la Administración de la Compañía para liquidar la obligación presente; sin embargo, los resultados reales pudieran diferir de las provisiones reconocidas.

Al 31 de diciembre del 2003, derivado de la adopción de este boletín, la Compañía reconoció una provisión de pasivos ecológicos para remediar el medio ambiente en las áreas destinadas a la explotación minera, por un importe de $174,679 y un cargo a las utilidades acumuladas neto de impuestos de $115,845, como efecto acumulado al inicio del ejercicio por obligaciones pasadas; al impuesto sobre la renta diferido $14,180 y al activo fijo $49,076 por obligaciones futuras, el cual está sujeto a las reglas de depreciación con base en la vida probable de la mina, así como a las reglas de deterioro aplicables. Durante 2004, se realizaron gastos para subsanar el medio ambiente por $6,612, aplicándose $5,274 contra la provisión de pasivos ecológicos y $1,338 a resultados por obligaciones futuras.

k. Impuestos diferidos - El Impuesto sobre la Renta se registra por el método de activos y pasivos con enfoque integral, el cual consiste en reconocer un impuesto diferido para todas las diferencias temporales entre los valores contables y fiscales de los activos y pasivos (véase Nota 11).

La Participación de los Trabajadores en la Utilidad ("PTU") diferida se registra solamente con base en las diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

l. Obligaciones laborales - Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones que existen bajo los planes de retiro que se tienen establecidos para algunos empleados de ciertas subsidiarias, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan tales servicios, con base en estudios actuariales realizados, utilizando el método de crédito unitario proyectado (véase Nota 9).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año que se vuelven exigibles.

m. Capital contable - El capital social, la prima neta en colocación de acciones, las utilidades acumuladas y el efecto acumulado de impuesto sobre la renta diferido representan el valor de dichos conceptos en términos de poder adquisitivo al fin del último ejercicio y se determinan aplicando a los importes históricos factores derivados del INPC.

La insuficiencia en la actualización de capital se integra principalmente por el resultado acumulado por posición monetaria inicial y por los efectos de actualización (resultado por tenencia de activos no monetarios), expresados en pesos de poder adquisitivo al fin del último ejercicio.

n. Utilidad integral - La utilidad integral está representada por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios, la ganancia (pérdida) por la conversión de estados financieros de subsidiarias en el extranjero, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

o. Resultado por posición monetaria - El resultado por posición monetaria representa la utilidad por inflación, medida en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año, expresado en pesos de poder adquisitivo del último ejercicio.

p. Utilidad por acción - La utilidad por acción es el resultado de dividir la utilidad neta del año entre el promedio ponderado de acciones en circulación. El promedio de acciones en circulación fue de 816,600,349 y 849,779,059 en 2004 y 2003, respectivamente.

q. Reconocimiento de ingresos - Las ventas se reconocen en el período en el que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se embarcan para su envío al cliente y él asume la responsabilidad sobre los mismos. Los ingresos por servicios son reconocidos conforme se va prestando el servicio. Los ingresos por obra son reconocidos conforme se realiza el avance de las mismas.

r. Transacciones en moneda extranjera - Las transacciones en monedas extranjeras se registran al tipo de cambio vigente en las fechas de su operación. Los activos y pasivos denominados en dichas monedas se presentan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en el tipo de cambio entre las fechas de las transacciones y la de su liquidación o valuación al cierre del ejercicio se reconocen en los resultados (véase Nota 3).

s. Uso de estimaciones - La preparación de los estados financieros consolidados conforme a los PCGA requirió que la Administración de la Compañía elaborara algunas estimaciones que pueden afectar los montos reportados en los estados financieros consolidados. Los resultados reales pueden diferir de dichas estimaciones. Las estimaciones son determinadas con bases razonables.

t. Reclasificaciones - Ciertas reclasificaciones han sido realizadas en las cifras del 2003 para adecuarlas a la presentación actual.

u. Nuevos pronunciamiento contables - A partir del 1 de enero del 2005 entraron en vigor las disposiciones contenidas en los siguientes boletines emitidos por el IMCP.

- Boletín B-7 "Adquisiciones de Negocios". Las disposiciones contendidas en el boletín establecen entre otras disposiciones, el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil,

eliminando su amortización a partir de la entrada en vigor de este boletín y sujetándolo a reglas de deterioro de forma anual; asimismo, da reglas específicas en la adquisición del interés minoritario y de transferencias de activos o intercambio de acciones entre entidades de un mismo grupo.

- Adecuaciones al Boletín C-2 "Instrumentos Financieros". Las disposiciones contenidas en este boletín requieren que los efectos por valuación de los instrumentos disponibles para su venta, se registren en el capital contable y no en el resultado del ejercicio e incorpora reglas para determinar los efectos por deterioro de los instrumentos financieros.

- Boletín C-10 "Instrumentos Financieros Derivados y Operaciones de Cobertura", el cual, además de precisar y detallar criterios de registro, valuación y revelación aplicables a los instrumentos financieros derivados, requiere que la efectividad de las coberturas de riesgos sobre flujos de efectivo y sobre la inversión neta en subsidiarias ubicadas en el extranjero, se reconozca dentro de la utilidad integral.

- Adecuaciones al Boletín D-3 "Obligaciones Laborales", las cuales establecen reglas para la valuación y registro de los pasivos generados por otras remuneraciones al término de la relación laboral.

A la fecha de emisión de estados financieros consolidados la Administración de la Compañía no ha determinado el efecto de adopción de los boletines antes mencionados, los cuales pudieran tener un impacto importante en los resultados de la Compañía.

NOTA 3 - POSICIÓN EN MONEDA EXTRANJERA:

Al 31 de diciembre del 2004 y 2003 la Compañía tenía los siguientes activos y pasivos monetarios denominados en monedas distintas al peso mexicano, clasificados de acuerdo con el tipo de cambio que les corresponde en relación con el dólar americano:

	31 de diciembre del	
	2004	2003
Activos	US$ 315,110	US$ 312,868
Pasivos	(1,181,142)	(1,131,391)
Posición neta corta	(US$ 866,032)	(US$ 818,523)

Al 31 de diciembre del 2004 y 2003 los tipos de cambio eran de $11.2648 y $11.2360 por dólar americano, respectivamente. Al 2 de marzo del 2005, fecha de emisión de los estados financieros consolidados dictaminados, el tipo de cambio era de $11.0965 por dólar americano.

Al 31 de diciembre del 2004 y 2003 la Compañía tenía instrumentos de protección contra riesgo cambiario (véase Nota 8).

Al 31 de diciembre del 2004 y 2003 aproximadamente el 21% de sus inventarios y maquinaria y equipo son de procedencia extranjera.

Durante los ejercicios del 2004 y 2003 la Compañía efectuó operaciones en moneda extranjera, siendo las más importantes:

	Año que terminó el 31 de diciembre del	
	2004	2003
Ventas	US$556,703	US$453,879
Intereses ganados	818	1,211
Otros ingresos	415	32,984
Compras	(826,284)	(560,395)
Intereses pagados	(27,865)	(25,584)
Otros	(137,137)	(195,489)
Neto	(US$433,350)	(US$293,394)

La Compañía tiene varias subsidiarias en el extranjero; sin embargo, sus estados financieros no son significativos en relación con los estados financieros consolidados de la Compañía.

NOTA 4 - ANÁLISIS DE CUENTAS POR COBRAR:

	31 de diciembre del	
	2004	2003
Clientes	$11,184,195	$8,345,483
Deudores diversos	1,407,474	701,675
	12,591,669	9,047,158
Estimación para cuentas de cobro dudoso	(289,724)	(301,388)
	12,301,945	8,745,770
Impuestos por recuperar	566,242	503,262
Otros	159,378	280,602
	$13,027,565	$9,529,634

NOTA 5 - ANÁLISIS DE SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

	31 de diciembre del	
Cuentas por cobrar:	2004	2003
Teléfonos de México, S. A. de C. V.	$ 908,826	$ 919,827
Sinergia Soluciones Integrales de Energía, S. A. de C. V.	182,838	185,277
América Movil, S. A. de C. V.	137,735	90,009
Philip Morris	180	51,418
Teléfonos del Noroeste, S. A. de C. V.	31,435	12,747
Delphi Packard Electric	76,108	68,126
Compañía de Teléfonos y Bienes Raíces, S. A. de C. V.	21,173	
Otros	36,190	29,665
	$1,394,485	$1,357,069
Cuentas por pagar:		
Grupo Primex, S. A. de C. V.		$ 57,086
Radiomóvil Dipsa, S. A. de C. V.	$ 72,278	51,544
Banco Inbursa, S. A.	249,729	4,352
Seguros Inbursa, S. A. de C. V.	12,437	
Dana Corporation, Inc.		10,831
Otros	16,901	18,784
	$ 351,345	$ 142,597

A continuación se resumen las transacciones más importantes celebradas con partes relacionadas:

	Año que terminó el 31 de diciembre del	
Ingresos:	2004	2003
Ventas*	$ 19,334,889	$17,692,098
Egresos:		
Compras	$ 1,195,179	$ 1,420,154
Gastos	341,851	536,992
Intereses	308,277	358,088

* Incluye las ventas de la subsidiaria Cigatam a la asociada Philip Morris, comercializadora y distribuidora de sus productos, por $12,476,954 y $11,606,565 en 2004 y 2003, respectivamente.

NOTA 6 - ANÁLISIS DE LOS INVENTARIOS:

	31 de diciembre del	
	2004	2003
Materia prima	$ 5,025,381	$ 3,900,280
Producción en proceso	828,805	817,628
Producto terminado	1,375,753	1,431,539
Mercancía en tiendas	4,204,045	4,071,987
Mercancía en tránsito	256,710	217,048
Refacciones y otros inventarios	2,489,406	1,164,747
	14,180,100	11,603,229
Estimación para obsolescencia de inventarios	(307,571)	(261,602)
	$13,872,529	$11,341,627

NOTA 7 - FINANCIAMIENTO A CORTO PLAZO Y DEUDA A LARGO PLAZO:

La deuda a corto plazo devenga intereses a tasas variables. Las tasas de interés al cierre de diciembre del 2004 y 2003 se ubican en un promedio ponderado para moneda nacional en 9.28% y 6.09%, respectivamente, y para dólares en 3.89% y 2.48%, respectivamente.

A continuación se integra la deuda a corto plazo:

	31 de diciembre del	
	2004	2003
Papel comercial (1)	$2,276,545	$1,208,902
Préstamos quirografarios y otros (2)	3,412,878	2,948,969
Porción circulante de deuda a largo plazo	2,012,452	3,281,865
	$7,701,875	$7,439,736

La deuda a largo plazo devenga intereses a tasas variables. Las tasas de interés al cierre de diciembre del 2004 y 2003 se ubicaron, en un promedio ponderado para moneda nacional en 8.02% y 7.48%, respectivamente, en tanto para dólares se ubicaron entre 2.77% y 2.64%, respectivamente.

La deuda a largo plazo se integra como sigue:

	31 de diciembre del	
	2004	2003
Préstamos sindicados en moneda nacional y en dólares americanos a tasas variables, con vencimientos trimestrales (3)	$ 8,512,668	$ 3,662,027
Certificados bursátiles y préstamos quirografarios (2) y (4)	4,618,523	10,075,111
Otros préstamos a largo plazo	368,882	692,319
	13,500,073	14,429,457
Menos - Porción circulante	(2,012,452)	(3,281,865)
Deuda a largo plazo	$11,487,621	$11,147,592

La deuda a largo plazo al 31 de diciembre del 2004 vence como se muestra a continuación:

Año que terminará el 31 de diciembre del	
2006	$ 3,565,107
2007	3,876,801
2008	3,076,768
2009 y posteriores	968,945
	$11,487,621

(1) Incluyen pagarés en moneda nacional a tasas variables a corto plazo para financiar básicamente capital de trabajo. Las tasas de descuento promedio fueron de 8.92% y 8.25% para 2004 y 2003, respectivamente.

(2) Incluye financiamientos con Banco Inbursa, S. A. (parte relacionada) en moneda nacional y monedas extranjeras al 31 de diciembre del 2004 y 2003 por $1,156,698 y $346,495, y $1,552,591 y $1,837,099, respectivamente, en el corto plazo; y por $225,165 y $461,432 y $1,183 y $1,772,062, respectivamente, en el largo plazo. El último vencimiento es en 2013.

(3) Grupo Carso tenía contratado un crédito sindicado por $1,800,000 que fue firmado en agosto del 2001, este crédito tenía un último vencimiento en agosto del 2006. Al cierre del 2003 se tenía un saldo por pagar de $1,050,000, el cual fue prepagado en su totalidad en el primer semestre del 2004.

En septiembre del 2002 Grupo Carso obtuvo un crédito sindicado por un monto de US$225,000, de los cuales US$128,750 fueron pactados a 3 años, con un último vencimiento en septiembre del 2005 y los restantes US$96,250 fueron pactados a 5 años, con un último vencimiento en septiembre del 2007. Al cierre del 2004 el saldo por pagar en la parte del crédito a 3 años es de US$109,438 y en la de 5 años es de US$96,250.

Durante mayo del 2004, Grupo Carso firmó un contrato de crédito sindicado por un monto de US$300,000, a un plazo de 3 años siendo su último vencimiento en mayo del 2007.

En octubre del 2004 Grupo Carso obtuvo un crédito sindicado por un monto de US$250,000, el plazo de dicho crédito es de 5 años, siendo su último vencimiento en octubre del 2009.

(4) Al 31 de diciembre del 2004 Grupo Carso tiene constituido un fideicomiso cuyo objeto es la emisión de certificados bursátiles hasta por un monto de $5,000,000, al amparo de un programa, los recursos obtenidos a través de las diferentes emisiones de dichos títulos fueron utilizados para cubrir obligaciones, derivadas de préstamos quirografarios.

La tasa de interés promedio que pagan las cuatro emisiones de certificados bursátiles es de CETES más 1.27 puntos porcentuales. Al cierre de diciembre del 2004, el saldo de deuda que Grupo Carso tiene a través de este programa con el fideicomiso es de $3,550,000, siendo el último vencimiento en octubre del 2008. Los intereses que Grupo Carso paga por este adeudo son equivalentes a los que paga el fideicomiso a los tenedores de los certificados bursátiles.

Las subsidiarias de Grupo Carso tienen contratados préstamos quirografarios y de fomento a la exportación a tasas variables y a corto y largo plazos, con un último vencimiento en el 2013.

En los contratos de préstamos se establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente, requieren que, con base en los estados financieros de la Compañía, se mantengan determinadas razones y proporciones financieras. Todos estos requerimientos se cumplen a la fecha de emisión de estos estados financieros.

NOTA 8 - OPERACIONES CON INSTRUMENTOS FINANCIEROS DERIVADOS:

Grupo Carso llevó a cabo operaciones con instrumentos financieros derivados, con objeto de utilizarlos como mecanismos de cobertura de sus exposiciones al riesgo. Las operaciones realizadas se resumen como se muestra en la página siguiente.

Forwards de tipo de cambio -

Al 31 de diciembre del 2004 la Compañía tenía vigentes contratos de compra y de venta de dólares a futuro, cuya posición de compra fue por US$495,000 a un tipo de cambio pactado de $11.3324, en promedio ponderado, así como una posición de venta por US$25,000 a un tipo de cambio pactado de $11.4888 en promedio ponderado. Dichas operaciones vencen el 16 de marzo del 2005. El efecto neto de las operaciones de este tipo, celebradas durante 2004 y 2003, fue por un importe de ($27,882) y $76,655, respectivamente, y se presenta dentro del rubro "Utilidad (pérdida) en cambios - Neta" del estado de resultados. Al 31 de diciembre del 2003 la Compañía no tuvo contratos vigentes de este tipo.

Swaps de tasas de interés -

Al 31 de diciembre del 2004 y 2003 Grupo Carso tenía contratos de swaps por un monto de $9,000,000 y $9,946,000, respectivamente, por los que estuvo sujeto a intercambiar intereses cada 28 días, pagando tasas fijas en promedio de 9.85% y 10.08%, respectivamente, y cobrando tasas variables referidas a la Tasa de Interés Interbancaria de Equilibrio ("TIIE") a 28 días, los vencimientos de dichos contratos son a partir de enero del 2007 y hasta marzo del 2014. La TIIE al 31 de diciembre del 2004 y 2003 fue de 8.95% y 6.29%, respectivamente. Durante los ejercicios del 2004 y 2003, Grupo Carso pagó por diferenciales netos de tasas, importes de $279,866 y $347,512, respectivamente, que se presentan dentro del rubro "Intereses pagados", respectivamente, en el estado de resultados.

El efecto de la valuación a mercado de los contratos sin contraparte cubierta con valor de $1,791,592 y $3,353,200 al 31 de diciembre del 2004 y 2003, respectivamente, requirió el registro de un activo y un pasivo por $113,070 y $124,178, respectivamente, y se presentan en el rubro "Cuentas por cobrar, cuentas por pagar y otros gastos acumulados" del balance general. El crédito (cargo) neto a resultados por los años que terminaron el 31 de diciembre del 2004 y 2003 fue de $240,757 y ($90,385), respectivamente, y se presenta dentro del rubro "Intereses ganados" e "Intereses pagados",respectivamente, en el estado de resultados.

Durante los años que terminaron el 31 de diciembre del 2004 y 2003 Grupo Carso registró un importe de $143,227 y $176,626 con cargo a los resultados, correspondiente al valor presente de los flujos esperados de contratos de swaps, que canceló con anticipación a efecto de negociar nuevos contratos con tasas fijas adecuadas a las condiciones vigentes en el mercado. Dicho importe se presenta dentro del rubro de "Intereses pagados" en el estado de resultados.

Al 31 de diciembre del 2004 Grupo Carso no tuvo contratos de este tipo en dólares, y al 31 de diciembre del 2003 tuvo contratos de swaps, por un monto de US$155,000. En 2004 y 2003 la Compañía estuvo sujeta a intercambiar intereses cada tres meses, pagando tasas fijas en promedio de 2.96% y 2.84%, respectivamente, y cobrando tasas variables referidas a la tasa Libor a tres meses. En marzo del 2004 la Compañía contrató un swap por US$330,000 que liquidó de manera anticipada en abril del 2004 cuyo vencimiento original era en marzo del 2009. Los contratos vigentes al 31 de diciembre del 2003 con vencimiento en junio y octubre del 2008 fueron

liquidados en enero y abril del 2004 de forma anticipada. La tasa Libor al 31 de diciembre del 2004 y 2003 fue de 2.56% y 1.15%, respectivamente. Durante los ejercicios del 2004 y 2003 Grupo Carso pago por diferenciales netos de tasas $14,027 y $61,869, respectivamente, y se presentan dentro de la cuenta "Intereses pagados" en el estado de resultados.

Durante los años que terminaron el 31 de diciembre del 2004 y 2003 Grupo Carso registró una utilidad en resultados de $109,505 y $262,959, respectivamente, correspondiente al valor presente de los flujos esperados de contratos de swaps de tasa Libor, que canceló con anticipación. Dicho importe se presenta dentro de la cuenta "Intereses ganados" en el estado de resultados.

En los años 2004 y 2003 no se reconoció activo o pasivo alguno por valuación de mercado, ni efecto alguno en resultados por los contratos de swaps en dólares que tenía vigentes a esas fechas, ya que éstos tenían una contraparte cubierta.

El 13 de diciembre del 2004, la Compañía canceló anticipadamente dos swaps con valor de referencia de US$10,000 a una tasa de interés del 4.38% (uno por Tasa de Interés Fija y otro por cobertura cambiaria) que vencían el 1 de junio del 2006. La Compañía pagó una prima neta de resultado cambiario por cancelación de $3,038. Al 31 de diciembre del 2004 y 2003, estos instrumentos generaron un cargo a resultados de $9,803 y $43,116, respectivamente, que se incluyen en el estado de resultados dentro del costo integral de financiamiento.

Futuros de gas natural -

La Compañía tiene celebrados contratos tipo "swaps" de precios de gas natural con Petróleos Mexicanos ("PEMEX"), que amparan un precio promedio de 4.5 dólares americanos por millón de unidades térmicas británicas. A través de estos contratos la Compañía adquiere beneficios o asume costos en función de los consumos que hagan del gas natural y sobre el diferencial que exista entre el precio del gas natural en el sur de Texas y el valor cubierto. El valor de mercado de estos contratos asciende a $1,108 millones ($831 millones a valor nominal), aproximadamente.

Futuros y swaps de metales -

Durante 2004 y 2003 la Compañía tuvo contratos de futuros y swaps, los cuales fueron utilizados para reducir el riesgo de movimientos adversos en fluctuaciones del precio del cobre y aluminio y fijar precios de ventas a ciertos clientes. Al 31 de diciembre del 2004 y 2003, estos instrumentos financieros derivados originaron un crédito a resultados de $21,243 y $1,498, respectivamente, que se incluyen dentro del costo de ventas.

Asimismo, se tienen celebrados contratos de venta de futuros de plata, plomo, zinc y swaps de plomo, que al 31 de diciembre del 2004 originaron un cargo a resultados de $189,439, que se incluye dentro del costo integral de financiamiento. Al 31 de diciembre del 2004 y 2003 la Compañía reconoció una pérdida no realizada por los contratos de futuros abiertos y considerados de negociación por $19,538 y $58,319, respectivamente.

Al 31 de diciembre del 2004 se tienen contratos abiertos de futuros y swaps como se muestra a continuación:

Instrumento Metal	Volumen	Costo promedio en US$	Valor razonable al cierre en US$	Fecha de vencimiento
Futuros:				
Cobre	9,513,995 (Tons)	1.33-1.40 (Lbs)	1.43-1.45 (Lbs)	Enero-Noviembre del 2005
Plomo	9,375 (Tons)	943.48-956.78 (Tons)	1018.75-1030.00 (Tons)	Enero-Febrero del 2005
Zinc	11,875 (Tons)	1068.75-1109.82 (Tons)	1245.50-1245.99 (Tons)	Enero-Febrero del 2005
Aluminio	25 (Tons)	1805.00 (Tons)	833.00 (Tons)	Enero del 2005
Plata	2,910,000 (Oz)	6.75-7.70 (Oz)	6.83-7.76 (Oz)	Marzo-Diciembre del 2005
Swaps:				
Cobre	840 (Tons)	1.19-1.45 (Lbs)	1.19-1.22 (Lbs)	Enero del 2005-Enero del 2006
Aluminio	976 (Tons)	1704.00 (Tons)	1834.43-1849.55 (Tons)	Enero-Febrero del 2005
Plomo	14.400 (Tons)	865.00-938.00 (Tons)	869.71-971.29 (Tons)	Enero del 2005-Diciembre del 2006

Toneladas=Tons; Onzas=Oz; Libras=Lbs

Derivado de crédito -

En marzo del 2004 la Compañía contrató un instrumento financiero derivado de crédito ("Credit Linked OTL Deposit Transaction" o "Credit Default Swap" o "CDS") relativo a una inversión inicial de US$50,000, con fecha de vencimiento en marzo del 2009, estableciéndose una tasa fija de interés LIBOR más 2.65 puntos porcentuales. Este derivado de crédito permite que la contra-parte del CDS, le transfiera a la Compañía el riesgo de incumplimiento de una cartera de crédito específica y emitida por partes relacionadas. Por lo tanto en la fecha de vencimiento del CDS la contraparte liquidará a la Compañía el monto inicial de la inversión, disminuido por el monto de la cartera que, en su caso, hubiese caído en incumplimiento. Al 31 de diciembre del 2004 la Compañía estima que no tendrá un efecto desfavorable.

NOTA 9 - OBLIGACIONES LABORALES:

La Compañía tiene establecidos planes de retiro para algunos de sus trabajadores de ciertas subsidiarias, a los cuales éstos no contribuyen. Los beneficios bajo dichos planes se basan principalmente en los años de servicio cumplidos por el trabajador y su remuneración a la fecha de retiro. Las obligaciones y costos correspondientes a dichos planes, así como los correspondientes a las primas de antigüedad que los trabajadores tienen derecho a percibir al terminarse la relación laboral después de 15 años de servicios, se reconocen con base en estudios actuariales elaborados por expertos independientes, a través de aportaciones a un fondo de fideicomiso irrevocable, en la mayor parte de los casos.

Los planes se basan en cálculos actuariales utilizando el método de crédito unitario proyectado, bajo los siguientes lineamientos:

- Utilización de tasas reales para la determinación de los pasivos y costos de los planes de pensiones y prima de antigüedad.

- Los beneficios de retiro están basados principalmente en los años de servicio, edades y sueldo de los empleados al retirarse.

- Reexpresión del costo neto del período y del pasivo existente, de acuerdo con la inflación registrada durante el período.

A continuación se resumen los principales datos financieros de dichos planes:

	31 de diciembre del	
	2004	2003
Obligaciones por beneficios proyectados	($1,696,411)	($1,794,749)
Activos de los planes a valor de mercado	2,159,976	1,751,101
Situación del fondo	463,565	(43,648)
(Pasivo) activo de transición por amortizar	(35,007)	18,966
Variaciones en supuestos y ajustes por amortizar	(193,914)	(34,211)
Modificaciones al plan por amortizar	83,306	344,111
Pasivo adicional	(3,024)	(162,395)
Activo neto proyectado derivado de obligaciones laborales	$ 314,926	$ 122,823

El costo neto del período, registrado en resultados, se integra como sigue:

	Año que terminó el 31 de diciembre del	
	2004	2003
Costo financiero	$ 83,895	$ 76,084
Costo laboral	98,626	89,964
Rendimientos de los activos del plan	(94,979)	(77,255)
Amortización de la partida de transición y otros	13,622	14,224
	$101,164	$103,017

Durante los ejercicios del 2004 y 2003 la Compañía realizó aportaciones a los fondos por un importe de $44,499 y $50,604, respectivamente. Las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia, y el pasivo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores en que se espera reciban los beneficios del plan, la cual varía en las diferentes entidades de la Compañía.

NOTA 10 - CAPITAL CONTABLE:

En Asambleas Generales Ordinarias celebradas el 21 de abril del 2004 y el 28 de abril del 2003, los accionistas acordaron:

a. El pago de un dividendo en efectivo de $585,602 y $639,442, respectivamente, del que correspondió $0.70 por acción a valor nominal (ajustado por el número de acciones al momento del pago por recompra de acciones propias), pagadero en dos exhibiciones, a razón de $0.35 por cada una, los días 20 de mayo y 18 de noviembre del 2004 y 2003, respectivamente, proveniente del saldo de la Cuenta de Utilidad Fiscal Neta Reinvertida ("CUFINRE") consolidada y del saldo de la Cuenta de Utilidad Fiscal Neta ("CUFIN").

b. Se resolvió establecer en la cantidad de hasta $3,000,000 y $2,000,000 (nominales), a partir del momento de la celebración de la Asamblea, el monto máximo de recursos de la Compañía para la compra de acciones propias durante el resto del ejercicio del 2004 y 2003, respectivamente.

En Asamblea Extraordinaria de fecha 28 de abril del 2003, se resolvió reformular los artículos VII, VIII, IX, XIII, XIV, XX, XXII, XXIV y XXV de los estatutos sociales de la Compañía, y adicionarles el Artículo XX Bis Transitorio y un encabezado al Artículo XXXVI, de los mismos, fundamentalmente para adecuar sus respectivos textos, en lo conducente, a las "Reglas generales aplicables a la adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra

de valores" y a las "Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores", ambas expedidas por la Comisión Nacional Bancaria y de Valores.

Al 31 de diciembre del 2004 el capital social suscrito y pagado de Grupo Carso se encuentra integrado como se muestra a continuación:

Acciones*	Descripción	Importe
915,000,000	Serie "A1" representativa de la porción fija del capital sin derecho a retiro	$1,058,036
(117,563,582)	Acciones recompradas en tesorería	(135,941)
797,436,418	Capital social histórico	922,095
	Incremento por actualización	5,024,612
	Capital social	$5,946,707

* Acciones ordinarias nominativas, sin expresión de valor nominal, totalmente suscritas y pagadas.

La utilidad del año está sujeta a la disposición legal que requiere que, cuando menos un 5% de la utilidad de cada ejercicio sea destinada a incrementar la reserva legal, hasta que ésta sea igual a la quinta parte del importe del capital social pagado. Al 31 de diciembre del 2004 la reserva legal de Grupo Carso está satisfecha y asciende a $381,635 (a valor nominal), y se presenta en el rubro de "Utilidades acumuladas".

Los dividendos que se paguen estarán libres del impuesto sobre la renta si provienen de la CUFIN. Los dividendos que excedan de dicha CUFIN causarán un impuesto equivalente al 42.85%, 40.84% ó 38.91% según se paguen en 2005, 2006 ó 2007 en adelante, respectivamente. El impuesto causado será a cargo de la Compañía y podrá acreditarse contra el impuesto sobre la renta del ejercicio o el de los dos ejercicios inmediatos siguientes. Los dividendos pagados que provengan de utilidades previamente gravadas por el impuesto sobre la renta no estarán sujetos a retención o pago adicional de impuestos.

En caso de reducción del capital, a cualquier excedente del capital contable sobre los saldos de las cuentas del capital contribuido, se le dará el mismo tratamiento fiscal que el de dividendo, conforme a los procedimientos establecidos por la Ley del Impuesto sobre la Renta. La CUFIN y la Cuenta de Capital de Aportación al 31 de diciembre del 2004 y 2003 ascendían a $19,120,486 y $5,635,175; y $18,202,250 y $6,124,728, respectivamente, determinadas conforme a las disposiciones fiscales en vigor.

NOTA 11 - IMPUESTO SOBRE LA RENTA ("ISR"), IMPUESTO AL ACTIVO ("IA"), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD ("PTU") E IMPUESTO ESPECIAL SOBRE PRODUCCIÓN Y SERVICIOS ("IEPS"):

Grupo Carso tiene autorización para consolidar sus resultados fiscales para ISR e IA con el carácter de sociedad controladora a partir del ejercicio de 1994. En 2004 y 2003 Grupo Carso determinó una utilidad fiscal consolidada de $702,657 y $2,403,585, respectivamente. Los impuestos correspondientes a dichas utilidades fiscales fueron cubiertos con los anticipos efectuados por las controladas y la controladora. La provisión por ISR mostrada en el estado de resultados difiere de la que se determinaría aplicando una tasa del 33% y 34% para 2004 y 2003, respectivamente, a la utilidad antes de provisiones para ISR y PTU en el estado de resultados consolidado, debido básicamente a: i) diferencias de carácter permanente, originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y los gastos no deducibles, ii) algunas diferencias temporales activas, de las cuales no existe certidumbre en su reversión, originadas entre otras por la amortización del crédito mercantil activo; y en 2004 de forma adicional; iii) por el beneficio de un activo diferido generado por el reconocimiento de la pérdida fiscal en venta de acciones del 2004 y años anteriores, de acuerdo a la resolución favorable de fecha 30 de junio del 2004 que obtuvieron la Compañía y algunas de sus subsidiarias en el juicio de amparo ante la Primera Sala de la Suprema Corte de Justicia de la Nación referente a la inconstitucionalidad de no poder acreditar las pérdidas fiscales en enajenación de acciones, iv) por el beneficio de deducción fiscal de PTU pagada por algunas subsidiarias y v) por los porcentajes que serán aplicables en los años que se estima que las partidas que originan el ISR diferido serán deducibles y/o acumulables, de conformidad con la modificación a la Ley del ISR, aprobada el 13 de noviembre del 2004, que señala que en 2005 la tasa general será del 30% y se reducirá gradualmente en 1% anual hasta llegar al 28% en 2007.

La provisión para ISR se analiza como se muestra a continuación:

	31 de diciembre del	
	2004	2003
ISR causado	$1,504,694	$1,920,421
ISR diferido	(790,634)	90,197
Total provisión	$ 714,060	$2,010,618

Las principales diferencias temporales sobre las que se reconoció ISR diferido se analizan a continuación:

	31 de diciembre del	
	2004	2003
Inversiones temporales en acciones	$ 18,508	$ 34,038
Cuentas por cobrar por ventas en abonos	2,702,604	3,775,918
Inventarios - Neto	12,926,540	10,336,256
Inmuebles, maquinaria y equipo - Neto	17,942,872	18,165,957
Crédito mercantil amortizado	123	1,438,387
Reservas complementarias de activo	(847,112)	(1,119,838)
Pérdidas fiscales	(3,311,002)	(1,608,628)
Otros	2,111,200	(818,920)
	31,543,733	30,203,170
Tasa de ISR aplicable	30%	33%
	9,463,120	9,967,046
IA por recuperar	(875,211)	(718,234)
	8,587,909	9,248,812
ISR diferido (CUFINRE a largo plazo)	95,751	192,996
ISR diferido pasivo - Neto	$ 8,683,660	$ 9,441,808

Del saldo de ISR diferido por pagar registrado el 31 de diciembre del 2004 y 2003, $32,486 y $28,664, respectivamente, se han cargado directamente a la insuficiencia en la actualización del capital, ya que provienen de diferencias temporales que se identifican con el resultado por tenencia de activos no monetarios de las subsidiarias (inventarios e inmuebles, maquinaria y equipo).

El IA se causa a la tasa del 1.8% sobre el importe neto de ciertos activos y pasivos, sólo cuando éste excede al ISR a cargo.

Algunas subsidiarias han causado IA, de acuerdo con las disposiciones fiscales vigentes, el cual se espera recuperar en años futuros. Éstos podrán recuperarse hasta por el exceso del ISR sobre IA de los diez años subsecuentes.

La PTU se calcula aplicando los procedimientos establecidos por la Ley del ISR. Para el cálculo de este concepto no se consideran los efectos de la inflación para efectos fiscales ni las pérdidas fiscales por amortizar.

Las provisiones para PTU se analizan como se muestra a continuación:

	31 de diciembre del	
	2004	2003
PTU causada	$624,719	$365,269
PTU diferida	58,958	(37,125)
Total provisión	$683,677	$328,144

La venta de cigarros está sujeta al pago del IEPS. En este sentido, Cigatam pagó el impuesto correspondiente mensualmente a una tasa de 110% y 107% para cigarros con filtro y de 100% y 80% para cigarros sin filtro durante 2004 y 2003, respectivamente. A partir del 1 de enero del 2005 deberá pagar el impuesto correspondiente mensualmente a una tasa de 110% para cigarros con filtro y cigarros sin filtro durante el año.

NOTA 12 - INFORMACIÓN POR SEGMENTOS:

La Compañía administra y evalúa su operación a través de diversos segmentos operativos, siendo los más representativos, los siguientes: tabacalera, recubrimientos cerámicos, derivados del cobre y aluminio, productos para las industrias automotriz, construcción y telecomunicaciones, comercial, minería e infraestructura y construcción. Estos segmentos operativos se administran y controlan en forma independiente debido a que operan con productos y mercados muy diferentes.

A continuación se presenta, en forma condensada, cierta información financiera al 31 de diciembre del 2004 y 2003 de los segmentos operativos de Grupo Carso:

	2004								
	Tabacalera	Recubrimientos cerámicos	Derivados del cobre y aluminio	Productos para las industrias automotriz, construcción y telecomunicaciones	Comercial	Minería	Infraestructura y construcción	Otros y eliminaciones	Total
Ventas netas	$12,501,478	$3,538,265	$6,524,422	$18,203,973	$22,224,128	$ 3,516,200	$2,500,694	$ 712,144	$69,721,304
Utilidad de operación	$ 823,501	$ 664,274	$ 575,265	$ 1,977,218	$ 3,280,137	$ 679,200	$ 371,744	$ 663,775	$ 9,035,114
Utilidad neta consolidada del año	$ 484,248	$ 364,904	$ 146,904	$ 1,871,782	$ 2,628,927	$ 168,100	$ 208,428	$2,168,355	$ 8,041,648
Depreciación y amortización	$ 124,099	$ 320,944	$ 351,647	$ 554,941	$ 636,210	$ 263,200	$ 16,170	$ 204,146	$ 2,471,357
Amortización del crédito mercantil - Neto	$	$ 27,675	$	$ 75,200	($ 78,375)	$ 36,100	$	$ 76,009	$ 136,609
Inversiones en acciones de asociadas	$	$	$ 145	$	$ 1,558,979	$ 95,648	$	$1,283,781	$ 2,938,553
Activo total	$ 4,048,909	$6,784,608	$9,032,601	$17,540,864	$25,998,126	$ 7,255,300	$2,067,149	$3,503,583	$76,231,140
Pasivo total	$ 2,748,857	$3,889,349	$4,396,941	$10,016,580	$13,716,201	$ 4,226,000	$1,670,580	($ 667,041)	$39,997,467

	2003								
	Tabacalera	Recubrimientos cerámicos	Derivados del cobre y aluminio	Productos para las industrias automotriz, construcción y telecomunicaciones	Comercial	Minería	Infraestructura y construcción	Otros y eliminaciones	Total
Ventas netas	$11,631,954	$3,417,485	$5,309,953	$14,137,921	$20,070,143	$ 2,713,872	$645,164	$1,701,117	$59,627,609
Utilidad de operación	$ 791,795	$ 765,964	$ 349,487	$ 1,651,286	$ 3,131,878	$ 319,080	$ 54,952	$ 523,412	$ 7,587,854
Utilidad (pérdida) neta consolidada del año	$ 403,190	$ 356,573	($ 389,216)	$ 585,455	$ 1,777,855	($ 503,618)	$ 18,622	$ 706,645	$ 2,955,506
Depreciación y amortización	$ 152,529	$ 329,300	$ 264,148	$ 489,122	$ 621,910	$ 311,681	$ 8,460	$ 177,993	$ 2,355,143
Amortización del crédito mercantil - Neto	$	$ 18,248	$	$ 53,443	$ 131,679	$ 64,400	$	$ 115,206	$ 382,976
Inversiones en acciones de asociadas	$	$	$ 153	$ 692,083	$ 942,894	$ 105,710	$	$ 964,892	$ 2,705,732
Activo total	$ 4,057,573	$6,346,176	$9,060,947	$15,596,902	$23,903,422	$ 7,420,411	$696,947	$2,287,319	$69,369,697
Pasivo total	$ 2,794,707	$3,674,427	$4,670,733	$ 5,797,516	$13,999,636	$ 5,038,179	$453,243	$1,573,858	$38,002,299

La Compañía opera en diferentes zonas geográficas y cuenta con canales de distribución en México, Estados Unidos, y otros países, a través de plantas industriales, oficinas comerciales o representantes.

A continuación se presenta un análisis de las ventas netas por zona geográfica:

	Año que terminó el 31 de diciembre del			
	2004		2003	
Zona geográfica	Importe	% sobre ventas	Importe	% sobre ventas
Norteamérica	$ 4,817,417	6.91	$ 4,175,145	7.00
Centro, Sudamérica y el Caribe	1,391,699	2.00	746,970	1.25
Europa	486,084	0.70	404,552	0.68
Resto del Mundo	18,501	0.02	19,441	0.03
Total Exportación	6,713,701	9.63	5,346,108	8.96
México	63,007,603	90.37	54,281,501	91.04
Ventas Netas	$69,721,304	100	$59,627,609	100

La Compañía tiene una gran diversidad de clientes de acuerdo con la categoría de productos y servicios que ofrece. Cigatam registró ventas a Philip Morris (asociada), equivalentes al 17.9% y al 19.5% de las ventas netas consolidadas de la Compañía durante 2004 y 2003, respectivamente (véase Nota 5). Ningún otro cliente en lo particular representa más del 10% de las ventas netas;

sin embargo, la Compañía ofrece sus productos y servicios en las siguientes industrias: Energía, Automotriz, Telecomunicaciones, Minería, Química, Cementera, Granos, Construcción, Electrónica y el público en general, principalmente.

NOTA 13 - COMPROMISOS:

A través de un acuerdo suscrito el 20 de diciembre del 2001 Sears prorrogó por 10 años, a partir del 17 de abril del 2002, el contrato de licencia de uso de marcas, el cual prevé el pago del 1% sobre los ingresos por venta de mercancía, a través del cual se le permite la utilización del nombre de Sears tanto en su razón social como en sus tiendas, así como la explotación de las marcas propiedad de Sears Roebuck and Company, dentro de las que destacan Craftsman y Kenmore.

Al 31 de diciembre del 2004 y 2003 Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos ascienden aproximadamente a $258,861 y $118,214, respectivamente.

Sanborns tiene celebrados contratos de arrendamiento en 411 de sus tiendas (Sears, Sanborn Hermanos, Sanborns Café, Mix-up, Discolandia y Pastelerías El Globo). Los contratos de dichos arrendamientos son por plazos forzosos de 2 a 20 años, el importe de las rentas pagadas durante 2004 y 2003 fue de $463,572 y $581,167, respectivamente; asimismo, Sanborns como arrendataria tiene contratos cuyos plazos fluctúan de 1 a 15 años y el importe de ingresos por rentas en 2004 y 2003 fue de $363,158 y $331,569, respectivamente.

A partir del 1 de agosto del 2004 entraron en vigor las disposiciones del convenio firmado entre la Secretaría de Salud y la Industria Tabacalera, el cual establece que se aportará al Fideicomiso del Sistema de Protección Social en Salud, 2.5 centavos de peso por cigarro enajenado a partir del 1 de octubre y hasta el 31 de diciembre del 2005; a partir de 1 de enero del 2006 a razón de 3.5 centavos de peso por cigarro enajenado hasta el 30 de septiembre del 2006; y a partir del 1 de octubre del 2006 a razón de 5.0 centavos de peso por cigarro enajenado hasta el 31 de diciembre del 2006, fecha en que cesarán las aportaciones a dicho Fideicomiso. Al 31 de diciembre del 2004 las aportaciones al Fideicomiso ascienden a $187,037.

Durante 2004 y 2003 la Compañía ha realizado importaciones temporales de materia prima al amparo del programa de importación temporal ("PITEX") autorizado por la Secretaría de Comercio y Fomento Industrial, cuyos impuestos de importación han sido garantizados por la Compañía al amparo de este programa. La Compañía tiene el compromiso de cumplir ciertos requisitos señalados en el programa, los cuales se están cumpliendo en términos generales.

Al 31 de diciembre del 2004 Condumex otorgó avales por préstamos que obtuvo Sinergía Soluciones Integrales de Energía, S. A. de C. V. (compañía asociada), con importes de US$19,228 y US$3,446 con vencimientos a 8 y 5 años, respectivamente.

De acuerdo con la concesión de Ferrosur, el Gobierno tiene derecho a recibir un pago por parte de la Compañía equivalente al 0.5% de los ingresos brutos de ésta durante los primeros 15 años del período de concesión y el 1.25% durante los años restantes del período de concesión. Durante 2004 y 2003 los gastos por este concepto ascendieron a $10,973 y $7,875, respectivamente.

Ferrosur tiene compromisos de inversión en relación con los términos del "Plan de Negocios", que forma parte del título de concesión, que incluye, entre otros aspectos, el cumplimiento del presupuesto de inversiones en equipo rodante, maquinaria y equipo, señales y comunicaciones, vía férrea, diversas estructuras y mantenimiento. En los años del 2004 y 2003 se invirtieron $286,450 y $377,632, respectivamente, en rehabilitación de vías y adquisición de equipo rodante, principalmente. De acuerdo con el plan de negocios se deben realizar inversiones por un importe de $342,678 durante 2005.

Durante 2004 Condumex, Nacobre y Porcelanite celebraron un contrato de compra-venta de gas natural con Pemex Gas y Petroquímica Básica, a través del cual las subsidiarias se comprometen a comprar, con base a un programa anual de consumos, las Gigacalorías necesarias para su producción de acuerdo con los términos del contrato. Estos contratos permanecerán en vigor hasta que finalice el Régimen Transitorio de los Términos y Condiciones Generales por las Ventas de Primera Mano de Gas Natural; mientras tanto se renovarán automáticamente por períodos anuales, salvo que cualquiera de las partes notifique a la otra, por lo menos 90 días antes del 31 de diciembre del año de que se trate. El precio por Gigacaloría de gas natural se determina mensualmente de acuerdo con procedimientos específicos señalados en un anexo al contrato con base en el promedio aritmético de las cotizaciones del Texas Eastern Transmission Corp. South Texas Index o el EPGT Texas Pipeline, L. P. -Texas. En relación con estos contratos las compañías celebraron contratos maestros de cobertura del precio del gas natural (véase Nota 8).

NOTA 14 - CONTINGENCIAS:

En enero del 2000 COC Services, LTD ("COC Services") presentó una demanda contra CompUSA, Inc. ("CompUSA") en Dallas, Texas, aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA, derivadas de una carta de intención para franquicias de tiendas en México, incluyendo como co-demandados a Grupo Carso, Sanborns y a Carlos Slim Helú, entre otros (los "Codemandados"). Después de seguir el proceso legal el 18 de mayo del 2001, el juez emitió sentencia por $121.5 millones contra diversos demandados.

El 26 de agosto del 2004 el tribunal de apelación emitió una decisión unánime de tres jueces a favor de los Codemandados. El tribunal de apelación revocó la decisión del 2001 emitida por el juez de primera instancia, y resolvió que COC Services no tiene derecho de obtener compensación alguna. El tribunal de apelación rechazó la contención de COC Services que CompUSA no cumplió su acuerdo para abrir tiendas en México, al contrario, concluyó que nunca existió un contrato entre COC Services y CompUSA y no encontró evidencia alguna que los Codemandados hubiesen interferido con un supuesto contrato.

COC Services ha solicitado una reconsideración de la decisión del tribunal de apelación que fue rechazada, y también puede buscar recursos en la corte suprema del estado de Texas.

Algunas subsidiarias tienen procedimientos judiciales en trámite ante las autoridades competentes por diversos motivos, principalmente por contribuciones y para la recuperación de cuentas por cobrar a largo plazo a favor de las mismas. En opinión de los funcionarios y abogados de la Compañía, gran parte de estos asuntos se resolverán en forma favorable; en caso contrario, el resultado de los juicios no afectará sustancialmente la situación financiera ni el resultado de operación.

REVELACIÓN DE LA APLICACIÓN DEL

CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS

CON RELACIÓN AL

CONSEJO DE ADMINISTRACIÓN Y A

LA ASAMBLEA GENERAL DE ACCIONISTAS

DE

GRUPO CARSO, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2004,

CON INFORMACIÓN ACTUALIZADA AL

17 DE JUNIO DE 2005.

REVELACIÓN DE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS CON RELACIÓN AL CONSEJO DE ADMINISTRACIÓN Y A LA ASAMBLEA GENERAL DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2004, CON INFORMACIÓN ACTUALIZADA AL 17 DE JUNIO DE 2005.

GOBIERNO CORPORATIVO DEL EMISOR

CONSEJO DE ADMINISTRACIÓN

i) Sobre las Funciones del Consejo de Administración (ver sección II; Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones especificas que realiza el Consejo, indicando por qué las considera importantes y necesarias.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la sociedad y la dirección de los negocios comprendidos en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Para lograr dicho propósito, la visión que tiene el Consejo de Administración es la de buscar que en todo momento la sociedad cuente con una administración diligente y lleve a cabo todos los actos necesarios para cumplir con su objeto social. En este caso, para llevar a cabo dicha labor de representación de la sociedad, el Consejo de Administración otorga diversos poderes tanto a funcionarios como a terceras personas, los cuales permiten una operación más flexible por parte de la sociedad, mediante la cual se logra el cumplimiento del objeto social.

Dentro del proceso administrativo de la sociedad, el Consejo de Administración está muy involucrado en las operaciones de importancia de la misma, las cuales son conocidas y analizadas por dicho órgano, con anticipación suficiente, a efecto de que pueda tomar las resoluciones más apropiadas para la correcta administración de la sociedad, contando con la información suficiente y necesaria para la correcta conducción del negocio social.

El Director General cuenta con el apoyo, soporte y supervisión del Consejo de Administración.

Las facultades del Consejo de Administración, son las siguientes: a) Nombrar y remover al Director General de la Sociedad; b) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de esta Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en los estatutos; c) Establecer sucursales o agencias de la Sociedad; d) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; e) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; f) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso f), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles, también tendrá la facultad de aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; g) Constituir un Comité de Auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.
2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso f) del Artículo Vigésimo Cuarto de los estatutos sociales, así como sobre las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones de la Sociedad a que se refiere el inciso f) del Artículo Vigésimo Cuarto de los estatutos sociales.
3. El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y

h) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley.

Finalmente, se establece que además de las funciones que prevén los estatutos sociales y los diversos ordenamientos legales, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables, y (v) evaluar regularmente el desempeño del Director General.

ii) Sobre la Estructura del Consejo de Administración (ver sección I, Principios 10,11 y 14).

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades.
El Consejo de Administración cuenta con una estructura sólida, pero a la vez flexible, que permite la correcta conducción del negocio social.

El Consejo de Administración está estructurado como un órgano colegiado integrado por 13 miembros propietarios contando cada uno de ellos con sus respectivos suplentes. Cualquier accionista o grupo de accionistas que representen cuando menos un 25% del total de las acciones tiene derecho a nombrar un consejero. Dicho porcentaje será del 10% mientras la sociedad tenga inscritas sus acciones en la bolsa de valores.

Los miembros del Consejo de Administración deberán ser en todo tiempo de nacionalidad mexicana. Los Consejeros son elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos.

Consideramos que el Consejo de Administración de la Sociedad es un órgano plural, ya que en él participan miembros de diversas ramas empresariales del más alto nivel, lo cual permite un amplio criterio de opiniones.

El porcentaje de los consejeros independientes y patrimoniales, en conjunto exceden el porcentaje mínimo establecido por el Código de Mejores Prácticas Corporativas. El porcentaje de los consejeros independientes dentro del Consejo de Administración también excede el porcentaje mínimo establecido a que se refiere el propio Código.
Para los efectos del Código de Mejores Prácticas Corporativas, el Consejo de Administración es auxiliado en sus funciones por 2 comités que se denominan: (i) Comité de Evaluación y Compensación; y (ii) Comité de Auditoría y de Finanzas y Planeación.

Sobre la Integración del Consejo de administración	SI	NO	Comentarios
1) ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X		
2) *¿Existen únicamente consejeros propietarios? (Principio 3)		X	En virtud de que, en la reforma a la Ley del Mercado de Valores publicada en el Diario Oficial de la Federación del 1° de junio de 2001 (o sea, con posterioridad al inicio de vigencia del Código de Mejores

			Prácticas Corporativas) se estableció la obligación de que por cada Consejero Propietario se nombre su respectivo Consejero Suplente.
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)	X		
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		X	Prácticamente se trata de un Consejo integrado en un alto porcentaje por los mismos Consejeros que han venido fungiendo con tal carácter desde hace algunos años. En virtud de lo anterior, lo que se hizo fue una distribución de los miembros del Consejo de Administración, de tal forma que exista entre los Consejeros Suplentes y sus respectivos propietarios un equipo que logre una participación más efectiva.
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X		

6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)	X		
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)	X		
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X		

* En caso de responder afirmativamente a esta pregunta, se deberá responder "NO APLICA" para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO	Comentarios
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X		Cuando se trata de asuntos relativos a estas materias que por su importancia deben ser sometidos a la consideración del Consejo de Administración. El Consejo se auxilia en estas funciones con el Comité de Evaluación y Compensación y con el Comité de Auditoría y de Finanzas y Planeación.
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)	X		
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X		

13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)		X	Todos menos dos de los consejeros propietarios independientes participan en los comités.
14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X		

Sobre la Operación del Consejo de Administración	SI	NO	Comentarios
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X		
16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X		Los comentarios sobre esta materia son recurrentes en gran parte de las sesiones del Consejo de Administración.
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X		
18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X		
19) *¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X		El mecanismo de un modo general, sería el siguiente: el Presidente del Consejo, o el Director General, o el Secretario del Consejo, según el caso, lo tratarían previamente vía telefónica o fax con cada uno de los consejeros, o bien

			circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión al respecto.
20) *¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21).	X		A cada consejero de nuevo nombramiento se le proporciona información sobre la estructura y marcha de la Sociedad, y diversa información relativa fundamentalmente a los *estatutos* sociales; a la Sección de la Ley General de Sociedades Mercantiles correspondiente a la administración de la Sociedad; a diversos Artículos de la Ley del Mercado de Valores en los que se prevén responsabilidades para los Consejeros; y a las Reglas Generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas

			públicas de compra de valores; y a los deberes de los Consejeros conforme al Código de Mejores Prácticas Corporativas, el texto íntegro del Reglamento Interior de la Bolsa Mexicana de Valores, el texto íntegro del Código de Mejores Prácticas Corporativas, un extracto de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, así como el último reporte presentado sobre el grado de adhesión de la Sociedad al Código de Mejores Prácticas Corporativas.

Sobre los Deberes de los Consejeros	SI	NO	Comentarios
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)	X		Se ha proporcionado a los Consejeros el texto del Principio 22 del Código de Mejores

			Prácticas Corporativas, para su conocimiento y a fin de que, de presentarse el caso actúen en consecuencia.
22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X		No se tiene conocimiento de alguna situación que indique lo contrario.
23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?) (Principio 23)		X	
24) *¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		La totalidad menos cuatro de los Consejeros Propietarios asistieron a más del 70% de las sesiones a las que fueron convocados durante el ejercicio de 2004.
25) *¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X		Los Consejeros están enterados del carácter reservado de toda la información que se trata en las Sesiones y, consecuentemente, deben mantener absoluta confidencialidad respecto de la misma.
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X		Todos los suplentes son invitados a todas las

			sesiones del Consejo y se cuenta con un alto grado de asistencia.
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X		

* En el caso de que se responda afirmativamente a estas preguntas, se deberá ampliar la respuesta en la columna de comentarios.

FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN

iii) Sobre la Función de Evaluación y Compensación (ver sección III, Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del Director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones.

En relación con lo anterior, el Consejo cuenta con un Comité de Evaluación y Compensación conformado por 3 consejeros propietarios, y funge como un órgano de apoyo del Consejo en la toma de decisiones sobre esta materia. Dicho Comité tiene conferidas las siguientes funciones: (i) sugerir al Consejo procedimientos para proponer al Director General y a funcionarios de alto nivel, y revisar que sus condiciones de contratación y sus pagos probables por separación de la Sociedad se apeguen a lineamientos aprobados por el Consejo; (ii) proponer al Consejo los criterios para la evaluación del Director General y de los funcionarios de alto nivel, de acuerdo a los lineamientos generales que establezca el Consejo de Administración; (iii) analizar y elevar al Consejo de Administración la propuesta realizada por el Director General acerca de la estructura y monto de las remuneraciones de los principales ejecutivos de la Sociedad, y (iv) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO	Comentarios
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)	X		En los términos que se contienen en el informe de actividades del Comité de Evaluación y Compensación que forma parte del Informe Anual de la Sociedad sobre el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		Sí, en los términos de los Reportes Anuales que se presentan a la Comisión Nacional Bancaria y de Valores en el mes de junio de cada año.

FUNCIÓN DE AUDITORIA

iv) Sobre la Función de Auditoría (ver sección III, Principios 31,37, 38, 40)

En esta sección deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En especifico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la Sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera.

A la fecha, el Consejo cuenta con un Comité de Auditoría y de Finanzas y Planeación, integrado por 5 consejeros propietarios, el cual es un órgano de apoyo al consejo de administración en la toma de decisiones en estas materias, teniendo como funciones de Auditoría, las siguientes: (i) recomendar al Consejo de Administración los candidatos para auditores externos de la Sociedad, absteniéndose de recomendar la contratación de aquellos despachos en los que los honorarios percibidos por todos los servicios que presten a la Sociedad, representen un porcentaje mayor al 20% de los ingresos totales de dichos despachos; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría y revisando que la persona que firma el dictamen de la auditoría a los estados financieros anuales de la Sociedad sea distinta de aquella que actúa como Comisario, pudiendo ambas personas ser socios del mismo despacho; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos, e intervenir en la recomendación al Consejo de algún mecanismo de rotación del socio que dictamine a la Sociedad, a fin de asegurar objetividad en los reportes, sugiriéndose que esta rotación sea al menos cada 6 años; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera y someter a la aprobación del Consejo de Administración las políticas contables para la preparación de dicha información, así como, en caso de que se sometan a la aprobación del Consejo de Administración cambios en políticas contables, intervenir en la revisión para que se justifique el motivo de dichos cambios; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad, en someter a la aprobación del Consejo de Administración dichos lineamientos, y en la emisión de una opinión sobre los controles financieros y operacionales; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; (xi) verificar que se cuente con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que está sujeta; (xii) supervisar que el perfil profesional de la persona designada como Comisario de la Sociedad le permita cumplir con sus obligaciones legales, y (xiii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

En el proceso de selección de los auditores, se toma en cuenta, tanto la capacidad técnica de los auditores como su independencia.

La Sociedad procura una rotación en la persona encargada de dictaminar los estados financieros.

El Consejo de Administración, se apoya en las estructuras internas de la Sociedad, tanto en materia de auditoría, como en la revisión del cumplimiento de las diversas disposiciones legales aplicables a la Sociedad. La auditoría interna constituye una herramienta de apoyo para la administración de la Sociedad que le permite valorar la información financiera que se genera, así como la efectividad de los controles internos. Para tales efectos, la Sociedad cuenta con un área de auditoría interna, la cual informa al Consejo de Administración las políticas contables para la preparación de información financiera de la Sociedad.

Sobre la Selección de los Auditores	SI	NO	Comentarios
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X		Conforme a un reporte del Despacho de Auditores Externos.
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 34)	X		
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)	X		
Sobre la Información Financiera			
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X		
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37).	X		Sí, en cuanto el Comité con funciones de Auditoría considere conveniente efectuar un cambio o modificación a las políticas contables que ha venido aplicando la Sociedad. En el Informe de actividades de dicho Comité, que forma parte del Informe Anual de la Sociedad por el ejercicio de

			2004, se indica que no se ha considerado oportuno someter a la consideración del Consejo de Administración ningún cambio respecto de dichas políticas contables.
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X		En los términos que se contienen en el informe de actividades del Comité de Evaluación y Compensación que forma parte del Informe Anual de la Sociedad sobre el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
Sobre los Controles Internos			
37) ¿Existe un sistema de control interno? (Principio 41)	X		
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)		X	Actualmente se someten a la aprobación de la Dirección General.
39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X		En los términos que constan en el informe del Comité de Auditoría y de Finanzas y Planeación

			que forma parte del Informe Anual de la Sociedad por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X		En el informe del Comité de Auditoría y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas, consta que se ha encomendado a los Auditores Externos la realización de un estudio sobre el control interno que se tiene en Grupo Carso y sus subsidiarias, cuyo resultado deberá presentarse al Comité con funciones de Auditoría.
Revisión del Cumplimiento con Disposiciones	SI	NO	Comentarios
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles	X		En los términos que

que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)			constan en el informe del Comité de Auditoria y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X		En los términos que constan en el informe del Comité de Auditoría y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X		En los términos que constan en el informe del Comité de Auditoría y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.

FUNCIÓN DE FINANZAS Y PLANEACIÓN

v) Sobre la Función de Finanzas y Planeación (ver sección IV, Principio 46)

En está sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En especifico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones.

A la fecha, el Consejo cuenta con un Comité de Auditoría y de Finanzas y Planeación, integrado por 5 consejeros propietarios, el cual es un órgano de apoyo al Consejo de Administración en la toma de decisiones en estas materias, teniendo como funciones de Finanzas y Planeación, las siguientes: (i) evaluar y, en su caso, sugerir las políticas de inversión de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (iii) intervenir en la presentación al Consejo de Administración de una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la Sociedad, de acuerdo a las políticas establecidas; (iv) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la Sociedad, y auxiliar al Consejo en la vigilancia de la congruencia de las proyecciones financieras, las políticas de inversión y de financiamiento con dicha visión estratégica; (v) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (vi) dar seguimiento a la aplicación del presupuesto y del plan estratégico; (vii) identificar los factores de riesgo a los que está sujeta la Sociedad y evaluar las políticas para su administración, y (viii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

La Sociedad cuenta con políticas de inversión y financiamiento a largo plazo, las cuales son definidas considerando la visión estratégica de la Sociedad.

Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO	Comentarios
44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)	X		Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que forma parte del

			Informe Anual de la Sociedad, por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)	X		Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que forma parte del Informe Anual de la Sociedad, por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)	X		Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que forma parte del Informe Anual de la Sociedad, por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.

47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)	X		Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que forma parte del Informe Anual de la Sociedad, por el ejercicio de 2004 que se presentó oportunamente a la Asamblea Accionistas.

vi) Pregunta Opcional

Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en está sección se da la opción para que la Emisora las de a conocer.

II. En esta parte se contiene un cuestionario en relación con la Asamblea General de Accionistas.

1) Las preguntas presentadas en este formato deberán contestarse de forma afirmativa o negativa con una "X" en la columna correspondiente.
2) En los casos en que la respuesta sea negativa (y por excepción en los casos de las preguntas 1 y 2 con respuesta afirmativa), el emisor podrá indicar por qué no cumple con el principio recomendado y, en su caso, si cuenta con un mecanismo alterno al sugerido. En estos casos, las respuestas deberán presentarse en la columna de comentarios exponiendo de forma clara las prácticas de gobierno corporativo que sigue la Sociedad.
3) Las preguntas hacen referencia a una sección especifica del Código de Mejores Prácticas Corporativas, a fin de contextualizar el sentido de la pregunta.

CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS (ver sección V)

i) Sobre la información y Orden del Día de la Asamblea de Accionistas	SI	NO	Comentarios
1) ¿Se omitió del Orden del Día de las Asambleas el punto referente a "Asuntos Varios"? (Principio 51)	X		
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X		
3) ¿Toda la información sobre cada punto del Orden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X		
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Orden del Día, para que puedan girar instrucciones a sus mandatarios? (Principio 53).	X		En los términos de lo dispuesto por el Articulo 14 Bis 3 fracción VI inciso c) de la Ley del Mercado de Valores.
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54).	X		Sí se incluye dicha información, dentro de la que se pone a disposición de los accionistas conforme al Articulo 14 Bis 3 fracción VI inciso b) de la Ley del Mercado de Valores.

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO	Comentarios
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)	X		
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)	X		

8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X		

Ciudad de México, Distrito Federal a 17 de junio de 2005.